    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 1996

                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                          JACOR COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                 OHIO                                31-0978313
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                                1300 PNC CENTER
                             201 EAST FIFTH STREET
                            CINCINNATI, OHIO 45202
                                (513) 621-1300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             R. CHRISTOPHER WEBER
                          JACOR COMMUNICATIONS, INC.
                                1300 PNC CENTER
                             201 EAST FIFTH STREET
                            CINCINNATI, OHIO 45202
                                (513) 621-1300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                         COPIES OF COMMUNICATIONS TO:
       RICHARD G. SCHMALZL, ESQ.                 GREGG A. NOEL, ESQ.
        GRAYDON, HEAD & RITCHEY         SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        1900 FIFTH THIRD CENTER          300 SOUTH GRAND AVENUE, SUITE 3400
        CINCINNATI, OHIO 45202              LOS ANGELES, CALIFORNIA 90071
            (513) 621-6464                         (213) 687-5000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                                                      PROPOSED
                                                       PROPOSED       MAXIMUM
                                                       MAXIMUM       AGGREGATE      AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
         TO BE REGISTERED            REGISTERED(1)   PER UNIT(2)      PRICE(2)         FEE
-----------------------------------------------------------------------------------------------
                                       20,125,000
 Common Stock, no par value.......       shares         $19.75      $397,468,750   $137,058.19
-----------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 2,625,000 shares of Common Stock subject to an overallotment option granted to the Underwriter.
(2) Calculated in accordance with Rule 457(c) based upon the average high and low sale prices of the Registrant's Common Stock as reported on the Nasdaq Stock Market's National Market on March 21, 1996.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                           JACOR COMMUNICATIONS, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-3--ITEM NUMBER AND CAPTION        CAPTION IN PROSPECTUS

Item  1.
    Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus........     Facing Page of the Registration
                                         Statement; Cross-Reference Sheet;
                                         Outside Front Cover Page of
                                         Prospectus

Item  2.
    Inside Front and Outside Back
    Cover Pages of Prospectus.......
                                         Inside Front Cover Page;
                                         Incorporation of Certain Documents by
                                         Reference; Available Information;
                                         Outside Back Cover Page

Item  3.
    Summary Information, Risk
    Factors, and Ratio of Earnings
    to Fixed Charges................
                                         Prospectus Summary; Risk Factors;
                                         Business

Item  4.
    Use of Proceeds.................     Use of Proceeds

Item  5.
    Determination of Offering            Not Applicable
    Price...........................

Item  6.
    Dilution........................     Risk Factors

Item  7.
    Selling Security Holders........     Not Applicable

Item  8.
    Plan of Distribution............     Outside Front Cover Page;
                                         Underwriting

Item  9.
    Description of Securities to be      Dividend Policy; Description of
    Registered......................     Capital Stock; Shares Eligible for
                                         Future Sale

Item 10.
    Interests of Named Experts and       Legal Matters; Experts
    Counsel.........................

Item 11.
    Material Changes................     Prospectus Summary; The Acquisitions

Item 12.
    Incorporation of Certain
    Information by Reference........
                                         Incorporation of Certain Documents by
                                         Reference

Item 13.
    Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities......
                                         Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS          +
+SUPPLEMENT AND ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE    +
+ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE          +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 22, 1996

PROSPECTUS
           , 1996

                               17,500,000 SHARES

                                     [Logo]

                           JACOR COMMUNICATIONS, INC.
                                  COMMON STOCK

  All of the shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by Jacor Communications, Inc. (the "Offering"). The Common Stock is currently traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "JCOR." On March 21, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $19.75 per share.

  The Common Stock is being issued in connection with the acquisitions of Citicasters Inc. and Noble Broadcast Group, Inc., and to repay all outstanding indebtedness under the Existing Credit Facility (as defined herein).

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF THE RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                          UNDERWRITING          PROCEEDS
                                      PRICE TO THE        DISCOUNTS AND          TO THE
                                         PUBLIC          COMMISSIONS(1)         COMPANY(2)
------------------------------------------------------------------------------------------
Per Share........................         $                   $                   $
Total(3).........................      $                   $                   $
------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by Jacor estimated at $          .

(3) Jacor has granted to the Underwriters a 30-day option to purchase up to an aggregate of 2,625,000 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $            , $           and $          , respectively. See
    "Underwriting."

  The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York, New York on or about
                  , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
             ALEX. BROWN & SONS
               INCORPORATED
                      CS FIRST BOSTON
                               MERRILL LYNCH & CO.
                                                               SMITH BARNEY INC.

                               [ARTWORK TO COME]




                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the over-allotment option described in "Underwriting." UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM (I) "JACOR" REFERS TO JACOR COMMUNICATIONS, INC. AND ITS SUBSIDIARIES AND THEIR COMBINED OPERATIONS ON A HISTORICAL BASIS; (II) "CITICASTERS" REFERS TO CITICASTERS INC. AND ITS SUBSIDIARIES AND THEIR COMBINED OPERATIONS ON A HISTORICAL BASIS; (III) "NOBLE" REFERS TO NOBLE BROADCAST GROUP, INC., AND ITS SUBSIDIARIES AND THEIR COMBINED OPERATIONS ON A HISTORICAL BASIS; AND (IV) "COMPANY" REFERS TO JACOR, CITICASTERS, AND NOBLE ON A COMBINED PRO FORMA BASIS ASSUMING THE ACQUISITIONS ARE CONSUMMATED AS CURRENTLY SET FORTH IN THE RESPECTIVE ACQUISITION AGREEMENTS. THE TERM "ACQUISITIONS" REFERS TO THE PENDING MERGER OF A JACOR SUBSIDIARY AND CITICASTERS AND THE PENDING ACQUISITION OF NOBLE BY JACOR. THE ACQUISITIONS WILL NOT BE CONSUMMATED PRIOR TO THE CLOSING OF THE OFFERING.

                                  THE COMPANY

  Jacor, upon consummation of the Acquisitions, will be the second largest radio group in the nation owning and/or operating 50 radio stations and two television stations in 13 markets across the United States. Jacor's strategic objective is to be the leading radio broadcaster in each of its markets. Consistent with this objective, Jacor entered into agreements to acquire 29 radio stations and two television stations for approximately $950.0 million within two weeks of the enactment of the Telecommunications Act of 1996 (the "Telecom Act"). The Company will have multiple station platforms in Atlanta, San Diego, St. Louis, Phoenix, Tampa, Denver, Portland, Kansas City, Cincinnati, Sacramento, Columbus, Jacksonville and Toledo. These markets are among the most attractive radio markets in the country, demonstrating, as a group, radio revenue growth in excess of the radio industry average over the last five years. In 1995, the Company would have been the top billing radio group in 9 of its 13 markets and would have had net revenue and broadcast cash flow of $306.5 million and $107.5 million, respectively.

  The following sets forth certain information regarding the Company and its markets:

                                           COMPANY DATA                             MARKET DATA
                         ------------------------------------------------- ------------------------------
                                        RADIO        RADIO       NO. OF        1995      1995   1990-1995
                            RADIO      REVENUE      AUDIENCE    STATIONS   METROPOLITAN  RADIO   REVENUE
                           REVENUE   MARKET SHARE MARKET SHARE ----------- STATISTICAL  REVENUE   CAGR
         MARKET          MARKET RANK      %            %       AM  FM  TV   AREA RANK    RANK       %
         ------          ----------- ------------ ------------ --- --- --- ------------ ------- ---------
Atlanta.................       1         23.2         15.8       1   3 --        9         10      9.2
San Diego(1)............       1         13.9          6.7       1   2 --       13         13      5.5
Tampa...................       1         24.3         26.4       2   4  1       23         20      6.2
Denver(2)...............       1         45.9         30.6       4   4 --       26         18      8.6
Portland................       1         25.3         17.4       1   2 --       27         26      8.4
Cincinnati(3)...........       1         56.8         38.8       2   4  1       30         23      7.4
Columbus................       1         37.9         20.9       2   3 --       38         31      6.7
Jacksonville............       1         26.2         22.6       2   3 --       57         50      7.9
Toledo..................       1         27.9         27.5       1   2 --       85         77      5.6
Sacramento..............       2         14.3          7.0      --   2 --       34         21      4.6
Kansas City.............       3         15.3         12.9       1   1 --       29         29      4.3
St. Louis...............       6          8.6         10.0       1   2 --       16         17      4.5
Phoenix.................       7          6.6          3.8       1   1 --       17         16      6.1

--------------------
(1) Includes XTRA-FM and XTRA-AM, stations Jacor provides programming to and sells air time for under an exclusive sales agency agreement.
(2) Excludes one station for which Jacor sells advertising time pursuant to a joint sales agreement.
(3) Excludes three stations for which Jacor sells advertising time pursuant to joint sales agreements.

                               BUSINESS STRATEGY

  Jacor's strategic objective is to be the leading radio broadcaster in each of its markets. Jacor intends to acquire individual radio stations or radio groups that strengthen its market position and that maximize the operating performance of its broadcast properties. Specifically, Jacor's business strategy centers upon:

  Individual Market Leadership. Jacor strives to maximize the audience ratings in each of its markets in order to capture the largest share of the radio advertising revenue in the market. Jacor focuses on those markets where it believes it has the potential to be the leading radio group in the market. By operating multiple radio stations in its markets, Jacor is able to operate its stations at lower costs, reduce the risk of direct format competition and provide advertisers with the greatest access to targeted demographic groups. For 1995, the Company would have had the number one radio revenue market share in Atlanta (23%), San Diego (14%), Tampa (24%), Denver (46%), Portland (25%), Cincinnati (57%), Columbus (38%), Jacksonville (26%) and Toledo (28%). The Company's aggregate radio revenue market share for 1995 would have been approximately 25%.

  Acquisition and Market Development. Jacor's acquisition strategy focuses on acquiring both developed, cash flow producing stations and underdeveloped "stick" properties that complement its existing portfolio and strengthen its overall market position. Jacor has been able to improve the ratings of "stick" properties with increased marketing and focused programming that complements its existing radio station formats. Additionally, Jacor utilizes its strong market presence to boost the revenues and cash flow of "stick" properties by encouraging advertisers to buy advertising in a package with its more established stations. The Company may enter new markets through acquisitions of radio groups that have multiple station ownership in such groups' markets. Additionally, the Company will seek to acquire individual stations in new markets that it believes are fragmented and where a market-leading position can be created through additional in-market acquisitions. The Company may exit markets it views as having limited strategic appeal by selling or swapping existing stations for stations in other markets where the Company operates, or for stations in new markets.

  Diverse Format Expertise. Jacor management has developed programming expertise over a broad range of radio formats. This management expertise enables Jacor to specifically tailor the programming of each station in a market in order to maximize Jacor's overall market position. Jacor utilizes sophisticated research techniques to identify opportunities within each market and programs its stations to provide complete coverage of a demographic or format type. This strategy allows Jacor to deliver highly effective access to a target demographic and capture a higher percentage of the radio advertising market.

  Distinct Station Personalities. Jacor engages in a number of creative programming and promotional efforts designed to create listener loyalty and station brand awareness. Through these efforts, management seeks to cultivate a distinct personality for each station based upon the unique characteristics of each market. Jacor hires dynamic on-air personalities for key morning and afternoon "drive times" and provides comprehensive news, traffic and weather reports to create active listening by the audience. This commitment to "foreground" or "high impact" programming has successfully generated significant audience share.

  One of the methods Jacor utilizes to develop the personality of its AM radio stations is by broadcasting professional sporting events and related programming. Currently, Jacor has the broadcast rights for the Cincinnati Reds, Cincinnati Bengals, Colorado Rockies, Denver Broncos, Los Angeles Kings and San Diego Chargers. In addition, WGST-AM in Atlanta has the broadcast rights to serve as the official information station for the 1996 Olympic Games. Sports broadcasting serves as a key "magnet" for attracting audiences to a station and then introducing them to other programming features, such as local and national news, entertaining talk, and weather and traffic reports.

  Strong AM Stations. Jacor is an industry leader in successfully operating AM stations. While many radio groups primarily utilize network or simulcast programming on their AM stations, Jacor also develops unique programming for its AM stations to build strong listener loyalty and awareness. Utilizing this operating focus and expertise, Jacor has developed its AM stations in Denver and Cincinnati into the revenue and ratings leaders among both AM and FM stations in their respective markets. Jacor's targeted AM programming adds to Jacor's ability to lead its markets and results in more complete coverage of the listener base.

  Although the cost structure of a large scale AM station generally results in lower operating margins than typical music-based FM stations, the majority of Jacor's AM stations generate substantial levels of broadcast cash flow. Historically, Citicasters and Noble have not focused on their AM operations to the same extent as Jacor. Accordingly, most of the AM stations to be acquired meaningfully underperform Jacor's AM stations, and management believes such stations have the potential to generate significant incremental cash flow.

  Powerful Broadcast Signals. A station's ability to maintain market leadership depends in part upon the strength of its broadcasting delivery system. A powerful broadcast signal enhances delivery range and clarity, thereby influencing listener preference and loyalty. Many of Jacor's stations' broadcasting signals are among the strongest in their respective markets reinforcing its market leadership. Jacor opportunistically upgrades the power and quality of the signals at stations it acquires. Following the consummation of the Acquisitions, Jacor expects that relatively inexpensive technical upgrades in certain markets will provide for significantly greater signal presence.

                                THE ACQUISITIONS

  In February 1996, Jacor entered into a merger agreement (the "Merger") to acquire Citicasters. Citicasters owns and/or operates 19 radio stations and two television stations. The Citicasters' station portfolio will significantly strengthen Jacor's position in several markets. Citicasters' strong radio stations in Atlanta, Tampa and Cincinnati, as well as network affiliate television stations in Tampa and Cincinnati, complement Jacor's existing radio stations in those markets. In addition, Citicasters has the number one share of the radio advertising revenues in the Portland (25%) and Columbus (38%) markets. Further, Citicasters has attractive radio stations in desirable radio markets, including Phoenix, Kansas City and Sacramento.

  Also in February 1996, Jacor entered into an agreement to acquire Noble, which owns 10 radio stations. The Noble acquisition significantly strengthens Jacor's existing position in the San Diego and Denver markets. In addition, Noble's number one radio market position in Toledo and Noble's stations in St. Louis provide Jacor with strong platforms and attractive markets to pursue Jacor's market leadership strategy.

  Both Noble and Citicasters have underdeveloped stations which Jacor believes can benefit from management's proven operating and programming expertise. These underdeveloped stations provide considerable opportunity for both ratings and cash flow improvement.

  Due to the need to obtain various regulatory approvals, the Acquisitions will not be consummated prior to the closing of the Offering. See "Risk Factors-- Pending Acquisitions."

                                  THE OFFERING

Common Stock offered by Jacor................  17,500,000 shares
Common Stock to be outstanding immediately
 after this Offering.........................  35,737,051 shares(1)
Use of proceeds..............................  Jacor intends to use the net proceeds from
                                               the Offering (estimated to be $   million)
                                               as part of the Financing (as defined
                                               herein) in connection with the
                                               Acquisitions; and for general corporate
                                               purposes, including working capital.
Voting rights of Common Stock................  The Common Stock is the only authorized class of common stock with each share
                                               entitled to one vote per share.
Nasdaq National Market symbol................  JCOR

--------------------
(1) Excludes (i) options outstanding on the date hereof to purchase approximately 1,565,500 shares of Common Stock at a weighted average exercise price of $8.04, which options have been granted to (a) employees under Jacor's 1993 Stock Option Plan and 1995 Employee Stock Purchase Plan, and (b) Jacor's non-employee directors, (ii) warrants outstanding on the date hereof to purchase 1,983,870 shares of Common Stock at an exercise price of $8.30 ("1993 Warrants"), and (iii) warrants to be issued in connection with the Merger ("Merger Warrants") to purchase 4,400,000 shares of Common Stock at an exercise price of $28.00 per share, (unless the Merger occurs on or after October 1, 1996, in which case the exercise price will be $26.00 per share). See "Description of Capital Stock."

                      MARKET DATA AND CERTAIN DEFINITIONS

  All market revenue rankings and rankings of radio stations by revenue or billings that are contained in this Prospectus are based on 1995 information contained in Duncan's Radio Market Guide (1996 ed.), Duncan's Radio Group Directory (1996-1997 ed.) or the Miller, Kaplan, Arase & Co. Market Revenue Report (the "Miller Kaplan Report"). All information concerning ratings and audience listening information is derived from the Fall 1995 Arbitron Metro Area Ratings Survey (the "Fall 1995 Arbitron"). All Designated Market Area ("DMA") information is derived from the Nielsen Station Index, November 1995 ("Nielsen"). The term "LMAs" means local marketing agreements which would be considered time brokerage agreements for Federal Communications Commission (the "FCC") purposes. The term "JSAs" means joint sales agreements pursuant to which a company sells advertising time for stations owned by third parties.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

  The following sets forth summary unaudited pro forma combined financial information derived from the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1995 give effect to
(i) Jacor's 1995 completed radio station acquisitions, (ii) Noble's completed 1995 radio station acquisitions and dispositions, (iii) Citicasters' completed 1995 and January 1996 radio station acquisitions, and (iv) the Acquisitions and the Financing. The pro forma condensed consolidated balance sheet as of December 31, 1995 has been prepared as if the Acquisitions and the Financing had occurred on December 31, 1995.

  The Summary Unaudited Pro Forma Financial Information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The Summary Unaudited Pro Forma Financial Information is based on certain assumptions and adjustments described in the notes to the Unaudited Pro Forma Financial Information and should be read in conjunction therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the Notes thereto for each of Jacor, Citicasters and Noble, included elsewhere in this Prospectus.

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1995
                                                                    ------------
OPERATING STATEMENT DATA:
  Net revenue......................................................  $  306,470
  Broadcast operating expenses.....................................     198,927
  Depreciation and amortization....................................      45,824
  Corporate general and administrative expenses....................       6,655
  Operating income.................................................      55,064
  Net interest expense.............................................      54,409
  Loss before extraordinary items..................................      (4,518)
OTHER FINANCIAL DATA:
  Broadcast cash flow(1)...........................................  $  107,543
  Broadcast cash flow margin(2)....................................        35.1%
  EBITDA(1)........................................................  $  100,888
  Capital Expenditures.............................................      19,677
                                                                       AS OF
                                                                    DECEMBER 31,
                                                                        1995
                                                                    ------------
BALANCE SHEET DATA:
  Working capital..................................................  $   41,996
  Intangible assets................................................   1,276,886
  Total assets.....................................................   1,490,019
  Long-term debt...................................................     655,300
  Total shareholders' equity.......................................     489,373

                       SUMMARY HISTORICAL FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

  The following sets forth summary historical financial data for Jacor, Citicasters and Noble for the three years ended December 31, 1995. The comparability of the historical consolidated financial data reflected in this financial data has been significantly impacted by acquisitions, dispositions and restructurings. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data," and the Consolidated Financial Statements and the Notes thereto for each of Jacor, Citicasters and Noble.

                                     JACOR

                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                                  1993        1994      1995
                                             -------------- --------  --------
STATEMENT OF OPERATIONS DATA:
 Net revenue................................     $89,932    $107,010  $118,891
 Broadcast operating expenses...............      69,520      80,468    87,290
 Depreciation and amortization..............      10,223       9,698     9,483
 Corporate general and administrative
  expenses..................................       3,564       3,361     3,501
 Operating income...........................       6,625      13,483    18,617
 Net income.................................       1,438       7,852    10,965
OTHER DATA:
 Broadcast cash flow(1).....................     $20,412     $26,542   $31,601
 Broadcast cash flow margin(2)..............        22.7%       24.8%     26.6%
 EBITDA(1)..................................     $16,848     $23,181   $28,100
 Capital expenditures.......................       1,495       2,221     4,969

                                  CITICASTERS

                                             PREDECESSOR(3)    CITICASTERS
                                             -------------- ------------------
                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                                  1993      1994(4)     1995
                                             -------------- --------  --------
STATEMENT OF OPERATIONS DATA:
 Net revenue................................    $205,168    $197,043  $136,414
 Broadcast operating expenses...............     133,070     117,718    80,929
 Depreciation and amortization..............      28,119      22,946    14,635
 Corporate general and administrative
  expenses..................................       3,996       4,796     4,303
 Operating income...........................      39,983      51,583    36,547
 Net income.................................     341,344      63,106    14,317
OTHER DATA:
 Broadcast cash flow(1).....................     $72,098     $79,325   $55,485
 Broadcast cash flow margin(2)..............        35.1%       40.3%     40.7%
 EBITDA(1)..................................     $68,102     $74,529   $51,182
 Capital expenditures.......................       5,967       7,569    11,857

                                     NOBLE

                                                  YEAR ENDED DECEMBER(5)
                                             ---------------------------------
                                                  1993      1994(6)     1995
                                             -------------- --------  --------
STATEMENT OF OPERATIONS DATA:(7)
 Net revenue................................     $47,509     $49,602   $41,902
 Broadcast operating expenses...............      36,944      37,892    31,445
 Depreciation and amortization..............       6,916       6,311     4,107
 Corporate general and administrative
  expenses..................................       2,702       2,621     2,285
 Operating income (loss)....................         947      (5,026)    4,065
 Net income (loss)..........................      13,452     (16,038)   56,853
OTHER DATA:(7)
 Broadcast cash flow(1).....................     $10,565     $11,710   $10,457
 Broadcast cash flow margin(2)..............        22.2%       23.6%     25.0%
 EBITDA(1)..................................      $7,863     $ 9,089    $8,172
 Capital expenditures.......................       3,009       1,124     2,851

--------------------
(1) "Broadcast cash flow" means operating income before reduction in carrying value of assets, depreciation and amortization, and corporate general and administrative expenses. "EBITDA" means operating income before reduction in carrying value of assets, depreciation and amortization. Broadcast cash flow and EBITDA should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Although these measures of performance are not calculated in accordance with generally accepted accounting principles, they are widely used in the broadcasting industry as a measure of a company's operating performance because they assist in comparing station performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance. Pro forma EBITDA includes approximately $5.1 million of annual estimated pretax broadcast operating expense savings and approximately $4.9 million of annual estimated pretax corporate overhead savings resulting from the Acquisitions.
(2) Broadcast cash flow margin equals broadcast cash flow as a percentage of net revenues.
(3) Prior to its emergence from Chapter 11 bankruptcy in December 1993, Citicasters was known as Great American Communications Company (the "Predecessor"). As a result of the application of "fresh-start reporting," the selected financial data for periods prior to December 31, 1993 are not comparable to periods subsequent to such date.
(4) In 1994, the sale of four television stations significantly effects comparison of net revenues, operating expenses and broadcast cash flow for 1994 as compared to 1993 and 1995.
(5) Noble's fiscal year ends on the last Sunday of December to coincide with the standard broadcast year.
(6) In 1994, Noble reduced intangible assets by $7.8 million to reflect the carrying value of the broadcasting assets at their estimated fair market values.
(7) The comparability of the information in the Summary Historical Financial Data is affected by various acquisitions and dispositions of radio stations, as well as the August 1995 Restructuring.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors before purchasing the shares of Common Stock offered hereby.

  Pending Acquisitions. The consummation of the Acquisitions requires FCC approval with respect to the transfer of the broadcast licenses of Citicasters and Noble to Jacor. Jacor has filed applications seeking FCC approval for the Acquisitions. In addition, FCC rules generally prohibit the ownership of a television station and of one or more radio stations serving the same market (termed the "one-to-a-market rule"). In connection with its application seeking FCC approval for the Merger, Jacor has requested a waiver of the one-to-a-market rule with respect to the Cincinnati and Tampa markets. The consummation of the Acquisitions also is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Jacor has received a second request for information from the Department of Justice relating to the Merger. Accordingly, the waiting period under the HSR Act is now scheduled to expire 20 days after Jacor responds to this request unless an extension is requested or an additional request for information is issued. There can be no assurance that (i) the FCC will approve (a) the transfer of the broadcast licenses from Citicasters and Noble to Jacor, or (b) the one-to-a-market rule waivers; or (ii) Jacor will be successful in consummating the Acquisitions in a timely manner or on the terms described herein. See "Business--Federal Regulation of Broadcasting."

  Risks of Acquisition Strategy. Jacor intends to pursue growth through the opportunistic acquisition of broadcasting companies, radio station groups and individual radio stations. The Acquisitions will increase Jacor's broadcast station portfolio by 29 radio and two television stations. Jacor's acquisition strategy involves numerous risks, including difficulties in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired stations. There can be no assurance that Jacor's management will be able to manage effectively the resulting business or that such acquisitions will benefit Jacor.

  In addition to the expenditure of capital relating to the Acquisitions (see "Uses of Proceeds"), future acquisitions also may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, Jacor may be required to raise additional financing. There is no assurance that such additional financing will be available to Jacor on acceptable terms.

  Governmental Regulation of Broadcasting Industry. The broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties Jacor may acquire. Additionally, in certain circumstances, the Communications Act of 1934, as amended (the "Communications Act") and FCC rules will operate to impose limitations on alien ownership and voting of the capital stock of Jacor. The Telecom Act, which became law on February 8, 1996, creates significant new opportunities for broadcasting companies but also creates uncertainties as to how the FCC and the courts will enforce and interpret the Telecom Act.

  The Company's business will be dependent upon maintaining its broadcasting licenses issued by the FCC, which are issued for a maximum term of eight years. The majority of the Company's radio operating licenses expire at various times in 1996 and 1997. Although it is rare for the FCC to deny a renewal application, there can be no assurance that the future renewal applications will be approved, or that such renewals will not include conditions or qualifications that could adversely affect the Company's operations. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company's business, financial condition and results of operations. See "Business--Federal Regulation of Broadcasting."

  Competition; Business Risks. Broadcasting is a highly competitive business. Jacor's, Noble's and Citicasters' radio stations and Citicasters' television stations compete for audiences and advertising revenues with other radio and television stations, as well as with other media, such as newspapers, magazines, cable television, outdoor advertising and direct mail, within their respective markets. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material and adverse effect on the revenue of stations located in that market. Future operations are further subject to many variables which could have an adverse effect upon Jacor's financial performance. These variables include economic conditions, both generally and relative to the broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars with other radio stations, television stations and other entertainment and communications media; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies, including the FCC. Although Jacor believes that each of its stations, and each station operated by Noble and Citicasters, is able to compete effectively in its respective market, there can be no assurance that any such station will be able to maintain or increase its current audience ratings and advertising revenues.

  Substantial Leverage. The Acquisitions and the Financing will result in a higher level of indebtedness for the Company. At December 31, 1995, on a combined pro forma basis, the Company would have had total indebtedness of approximately $655.3 million. See "Unaudited Pro Forma Financial Information." The Company's level of indebtedness following the Acquisitions may have the following important consequences: (i) significant interest expense and principal repayment obligations resulting in substantial annual fixed charges;
(ii) significant limitations on the Company's ability to obtain additional debt financing; and (iii) increased vulnerability to adverse general economic and industry conditions. In addition, under its credit facilities, Jacor is required to comply with a number of financial covenants, including interest coverage, debt service coverage and a maximum debt to EBITDA ratio. See "Description of Indebtedness."

  Control by Zell/Chilmark. Upon the consummation of this Offering, Zell/Chilmark Fund L.P. ("Zell/Chilmark") will hold approximately 35.6% of the outstanding Common Stock. Control by Zell/Chilmark may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Jacor, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then-current market prices.

  Subject to the restrictions described under "Shares Eligible for Future Sale" (including an agreement with the Underwriters restricting the sale of shares of Common Stock by Zell/Chilmark for a period of 180 days after the date of this Prospectus), Zell/Chilmark will be free to sell shares of Common Stock after the completion of this Offering. Zell/Chilmark may thereafter sell shares of Common Stock from time to time for any reason. By virtue of its current control of Jacor, Zell/Chilmark could sell large amounts of Common Stock by causing Jacor to file a registration statement with respect to such stock. In addition, Zell/Chilmark could sell its shares of Common Stock without registration pursuant to Rule 144 under the Securities Act of 1933. Jacor can make no prediction as to the effect, if any, such sales of shares of Common Stock would have on the prevailing market price. Sales of substantial amounts of Common Stock, or the availability of such shares for sale, could adversely affect prevailing market prices. Sales or transfers of Common Stock by Zell/Chilmark could result in another person or entity becoming the controlling shareholder of Jacor. See "Shares Eligible for Future Sale."

  Lack of Dividends; Restrictions on Payments of Dividends. Jacor has not paid any dividends to its shareholders. Jacor intends to retain all available earnings, if any, generated by its operations for the development and growth of its business and does not anticipate paying any dividends on Common Stock in the foreseeable future. In addition, the payment of dividends on the Common Stock is restricted under its credit facilities. See "Dividend Policy."

  Key Personnel. Jacor's business is dependent upon the performance of certain key employees, including its President and Co-Chief Operating Officers. Jacor employs several on-air personalities with significant loyal audiences in their respective markets. Jacor generally enters into long-term employment agreements with its key on-air talent to protect its interests in those relationships, but there can be no assurances that all such on-air personalities will remain with Jacor. See "Management."

  Potential Negative Impact of Blank Check Preferred Stock Issuances. Jacor has authorized for issuance up to 4,000,000 shares of undesignated preferred stock. The Board of Directors of Jacor will have the authority, without further vote or action by Jacor shareholders, to issue the undesignated shares of Jacor preferred stock in one or more series and to fix all rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Although it currently has no plans to do so, the Board of Directors of Jacor, without shareholder approval, can issue Jacor preferred stock with voting and conversion rights which would adversely affect the voting power of the holders of Common Stock. In addition, the issuance of Jacor preferred stock may have the effect of delaying, deferring or preventing a change in control of Jacor and could therefore have a negative impact on the trading price of Common Stock. See "Description of Capital Stock."

                               THE ACQUISITIONS

THE CITICASTERS MERGER

  On February 12, 1996, Jacor, JCAC, Inc., a Florida corporation and a wholly owned subsidiary of Jacor ("Acquisition Corp."), and Citicasters entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquisition Corp. will merge with and into Citicasters, with Citicasters as the surviving corporation. As a result of the Merger, Citicasters will become a wholly owned subsidiary of Jacor. The consummation of the Merger is subject to various conditions, including the approval of the FCC, and the expiration or termination of the applicable waiting period under the HSR Act. See "Risk Factors--Pending Acquisitions."

  Citicasters owns 19 radio stations serving eight of the nation's top 31 radio revenue markets. Citicasters' radio stations serve Atlanta, Phoenix, Tampa, Portland, Kansas City, Cincinnati, Sacramento and Columbus. Citicasters also owns two television stations, a CBS affiliate in Tampa and an ABC affiliate in Cincinnati, which affiliation will change to CBS in June 1996.

  At the effective time of the Merger (the "Effective Time"), each share of Class A Common Stock, par value $0.01 per share, of Citicasters (the "Citicasters Common Stock ") issued and outstanding immediately prior to the Effective Time (other than Citicasters Common Stock owned by Citicasters, Jacor, Acquisition Corp. or any direct or indirect subsidiary of Citicasters, Jacor or Acquisition Corp., or any Citicasters Common Stock held in the treasury of Citicasters) will, by virtue of the Merger and without any action on the part of holders thereof, be converted into and represent the right to receive: (i) $29.50 in cash, plus, if the closing of the transactions contemplated by the Merger (the "Closing") does not occur prior to October 1, 1996, for each full calendar month ending prior to the Closing, commencing with October 1996, an additional amount of $.22125 in cash (the "Cash Consideration"); plus (ii) a warrant to acquire a fractional share of Common Stock on the terms described in the Citicasters Warrant Agreement to be executed at the Closing (the "Warrant Consideration," and together with the Cash Consideration, the "Merger Consideration").

  In accordance with the terms of the Merger Agreement, all necessary corporate actions by Citicasters and the shareholders of Citicasters to approve the Merger Agreement have occurred. Zell/Chilmark has granted Citicasters an irrevocable proxy to vote in favor of the issuance of the Merger Warrants approximately 69% of the outstanding Common Stock entitled to vote at Jacor's May 13, 1996 Annual Meeting of Shareholders. Accordingly, Jacor believes the issuance of the Merger Warrants will be approved at the Jacor Annual Meeting and no additional corporate action by either Jacor or the Jacor shareholders will be necessary to effect the Merger.

  The Merger Agreement may be terminated prior to the consummation of the Merger by either Jacor or Citicasters under various circumstances, including the failure to consummate the Merger on or before May 31, 1997. If the Merger Agreement is terminated upon the occurrence of certain triggering events, including the failure to consummate the Merger by May 31, 1997, Citicasters may draw upon an irrevocable direct pay letter of credit (the "Letter of Credit") in the amount of $75.0 million obtained by Jacor and issued to an escrow agent on behalf of Citicasters. Except in certain circumstances, the right to terminate the Merger Agreement and receive a maximum of $75.0 million pursuant to a draw on the Letter of Credit is Citicasters' exclusive remedy upon the occurrence of a triggering event.

  Citicasters' outstanding 9 3/4% Senior Subordinated Notes (the "Notes") will become obligations of the surviving corporation in the Merger. As a result of a change in control covenant in the Notes, the holders of the Notes will have the option to cause the Company to purchase the Notes at 101% of the principal amount thereof (the "Change of Control Offer"). See "Description of Indebtedness."

  The aggregate value of the Merger, when consummated, is estimated to be approximately $799.4 million.

THE NOBLE ACQUISITION

  On February 21, 1996, Jacor entered into an agreement with the stockholders of Noble to acquire all of the capital stock of Noble for approximately $12.5 million. At the same time, Jacor also purchased a warrant for approximately $52.8 million, entitling Jacor to acquire a 79.1% equity interest in Noble. Upon consummation of the purchase of the outstanding Noble capital stock from the Noble stockholders and the exercise of Jacor's warrant, Jacor will own 100% of the equity interests in Noble. The consummation of Jacor's acquisition of Noble is subject to various conditions including the approval of the FCC and the expiration or termination of the applicable waiting period under the HSR Act. See "Risk Factors--Pending Acquisitions."

  Noble owns 10 radio stations serving Denver, St. Louis and Toledo. Pending the closing of the Noble acquisition, Jacor and Noble have entered into time brokerage agreements with respect to Noble's radio stations in St. Louis and Toledo.

  On February 21, 1996, Jacor purchased for approximately $47.0 million certain assets relating to Noble's San Diego operations. Noble's San Diego operations assets included an exclusive sales agency agreement under which Noble provided programming to and sold the air time for two radio stations serving San Diego (XTRA-AM and XTRA-FM). These two radio stations are licensed by, and subject to the regulatory control of, the Mexican government. As part of its purchase of Noble's San Diego operations, Jacor was assigned all of Noble's rights under the exclusive sales agency agreement, and Jacor is now providing the programming to and selling air time for such stations. In addition, another wholly owned subsidiary of Jacor provided a credit facility to Noble in the amount of $41.0 million. Noble applied the proceeds of this credit facility to repay in full its outstanding indebtedness as of February 21, 1996.

  The aggregate value of the Noble acquisition, when fully consummated, is estimated to be approximately $152.0 million, of which approximately $139.5 million has already been paid. In order to fund this acquisition, refinance Jacor's outstanding debt of $45.5 million (as of February 21, 1996), and pay related costs and expenses of approximately $5.0 million, Jacor entered into a $300.0 million credit facility (the "Existing Credit Facility").

                                USE OF PROCEEDS

  The net proceeds to Jacor from the sale of the shares of Common Stock
offered hereby are estimated to be $           ($            if the
Underwriter's over-allotment option is exercised in full). Jacor intends to
use approximately $           of the net proceeds of this Offering to repay
the entire principal amount and accrued interest outstanding under a $300.0 million credit facility (the "Existing Credit Facility"). The outstanding balance under the Existing Credit Facility currently bears interest at the rate of 7.2% per annum and matures on December 31, 2003, which monies were borrowed to (a) fund a portion of the Noble acquisition, and (b) to refinance indebtedness that was initially borrowed to fund a portion of (i) the acquisition of three radio stations in Jacksonville, (ii) the acquisition of two radio stations in Tampa, (iii) the purchase of the licensee of a radio station in San Diego, and (iv) open market repurchases of Common Stock. Jacor intends to use the remaining proceeds in connection with the consummation of the Acquisitions and for general corporate purposes. See "The Acquisitions."

  Jacor intends to use the net proceeds from the Offering, together with anticipated borrowings under a new credit facility with an available principal amount of $600.0 million (the "New Credit Facility," together with the Offering, the "Financing") and excess cash on hand to finance the Merger and the remaining purchase price of the Noble acquisition; to repay all outstanding indebtedness under the Existing Credit Facility ($190.0 million at February 21, 1996) including certain borrowings in connection with the Noble acquisition, and for general corporate purposes, including working capital.

  The following sets forth the anticipated sources and uses of funds for the Financing and the Acquisitions on a pro forma basis as if they had occurred on December 31, 1995 (in 000s).

   SOURCES OF FUNDS:
   Gross proceeds from the Offering................................... $345,625
   Excess cash........................................................    7,000
   New Credit Facility................................................  530,300
                                                                       --------
       Total sources.................................................. $882,925
                                                                       ========
   USES OF FUNDS:
   Repayment of Existing Credit Facility(1)........................... $190,000
   Cash Consideration for Merger(2)...................................  624,200
   Remainder of purchase price for acquisition of Noble(3)............   15,700
   Refinance existing Citicasters bank debt...........................   26,000
   Estimated fees and expenses(4).....................................   27,025
                                                                       --------
       Total uses..................................................... $882,925
                                                                       ========

---------------------
(1) Includes borrowings of $144.5 million to fund a portion of the Noble acquisition and related fees and expenses. See "The Acquisitions."
(2) Pursuant to the Merger Agreement, Jacor delivered a $75.0 million Letter of Credit to an escrow agent pending the Effective Time of the Merger. If the Merger is not consummated by May 31, 1997, or in certain other specified circumstances, the Letter of Credit will be drawn upon by Citicasters. See "The Acquisition."
(3) Purchase price due upon final closing of the Noble acquisition, including fees and expenses. See "The Acquisitions."
(4) Estimated fees and expenses include the fees and expenses of Jacor in connection with the Financing and financial advisory fees in connection with the Citicasters acquisition.

                                CAPITALIZATION

  The following sets forth the capitalization of Jacor on an actual basis as of December 31, 1995 and pro forma as adjusted to give effect to (i) the Offering (at an assumed public offering price of $19.75 per share, the last reported sales price of the Common Stock on the Nasdaq National Market on March 21, 1996) (ii) the funding of the New Credit Facility, (iii) the consummation of the Acquisitions and (iv) certain radio station acquisitions and dispositions as described in the Notes to Unaudited Pro Forma Financial Information.

                                                            AS OF DECEMBER 31,
                                                                   1995
                                                            -------------------
                                                                (DOLLARS IN
                                                                THOUSANDS)
                                                                     PRO FORMA
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            -------- ----------
Long-term debt, including current portion:(1)
  Borrowings under the New Credit Facility................. $ 45,500 $  530,300
  Other....................................................             125,000
                                                            -------- ----------
    Total long-term debt...................................   45,500    655,300
                                                            -------- ----------
Shareholders' equity:
  Common stock, no par value,
   $0.10 per share stated value(2).........................    1,816      3,566
  Additional paid-in capital...............................  116,614    445,864
  Common stock warrants....................................      388     24,588
  Retained earnings........................................   20,255     15,355
                                                            -------- ----------
    Total shareholders' equity.............................  139,073    489,373
                                                            -------- ----------
Total capitalization....................................... $184,573 $1,144,673
                                                            ======== ==========

---------------------
(1) See Notes 7 and 14 of Notes to Jacor's Consolidated Financial Statements for additional information regarding the components and terms of Jacor's long-term debt.
(2) Excludes (i) options outstanding on the date hereof to purchase approximately 1,565,500 shares of Common Stock at a weighted average exercise price of $8.04, which options have been granted to (a) employees under Jacor's 1993 Stock Option Plan and 1995 Employee Stock Purchase Plan, and (b) Jacor's non-employee directors, (ii) the 1993 Warrants and
    (iii) the Merger Warrants. See "Description of Capital Stock."

                     COMMON STOCK MARKET PRICE INFORMATION

  The following sets forth, for the calendar quarters indicated, the reported high and low sales prices of the Common Stock as reported on the Nasdaq National Market.

                                                                  COMMON STOCK
                                                                  -------------
                                                                   HIGH   LOW
1994
  First Quarter.................................................. $17.00 $12.00
  Second Quarter.................................................  15.75  11.25
  Third Quarter..................................................  15.00  12.25
  Fourth Quarter.................................................  14.75  10.50
1995
  First Quarter..................................................  14.50  12.00
  Second Quarter.................................................  17.00  13.00
  Third Quarter..................................................  19.25  15.00
  Fourth Quarter.................................................  17.50  15.00
1996
  First Quarter (through March 20, 1996).........................  22.25  16.00

  On March 1, 1996, there were approximately 1,500 holders of record of Common Stock.

                                DIVIDEND POLICY

  Jacor intends to retain future earnings for use in its business and does not anticipate paying any dividends on shares of its Common Stock in the foreseeable future. Under the Existing Credit Facility, Jacor is prohibited from paying dividends on the Common Stock except as provided therein. It is anticipated that the New Credit Facility will also have restrictions or the payment of dividends. Jacor has no current intent to pay dividends on its Common Stock.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the historical financial statements of Jacor, Noble and Citicasters and has been prepared to illustrate the effects of the acquisitions described below and the related financing transactions.

  The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1995 give effect to each of the following transactions as if such transactions had been completed as of January 1, 1995
(i) Jacor's 1995 completed radio station acquisitions, (ii) Noble's completed 1995 radio station acquisitions and dispositions, (iii) Citicasters' completed 1995 and January 1996 radio station acquisitions, (iv) the Acquisitions, and
(v) the related financing transactions. The pro forma condensed consolidated balance sheet as of December 31, 1995 has been prepared as if such acquisitions and the related financing transactions had occurred on that date.

  The Acquisitions will be accounted for using the purchase method of accounting. The total purchase costs of the Acquisitions will be allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Information is preliminary. The final allocation of the purchase price will be contingent upon the receipt of final appraisals of the acquired assets and liabilities.

  The Unaudited Pro Forma Financial Information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The Unaudited Pro Forma Financial Information is based on certain assumptions and adjustments described in the notes hereto and should be read in conjunction therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the Notes thereto for each of Jacor, Citicasters and Noble, included elsewhere in this Prospectus.

                           JACOR COMMUNICATIONS, INC.

                              JACOR/NOBLE COMBINED
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           NOBLE      JACOR/NOBLE
                         HISTORICAL  PRO FORMA      JACOR    HISTORICAL  PRO FORMA     COMBINED
                           JACOR    ADJUSTMENTS   PRO FORMA    NOBLE    ADJUSTMENTS    PRO FORMA
                         ---------- -----------   ---------  ---------- -----------   -----------
Net revenue.............  $118,891    $2,323 (a)  $121,214    $41,902     $    87 (b)  $163,203
Broadcast operating
 expenses...............    87,290     1,758 (a)    89,048     31,445        (429)(b)   120,064
Depreciation and
 amortization...........     9,483       613 (a)    10,096      4,107       2,360 (c)    16,563
Corporate general and
 administrative
 expenses...............     3,501                   3,501      2,285      (1,388)(d)     4,398
                          --------    ------      --------    -------     -------      --------
  Operating income......    18,617       (48)       18,569      4,065        (456)       22,178
Interest expense........    (1,444)                 (1,444)    (9,913)     (1,621)(e)   (12,978)
Interest and investment
 income.................     1,260      (854)(a)       406                                  406
Other income (expense),
 net....................      (168)                   (168)     2,619      (2,619)(f)      (168)
                          --------    ------      --------    -------     -------      --------
  Income (loss) before
   income taxes and
   extraordinary items..    18,265      (902)       17,363     (3,229)     (4,696)        9,438
Income tax expense......    (7,300)      360 (g)    (6,940)       (63)      1,360 (g)    (5,643)
                          --------    ------      --------    -------     -------      --------
  Income (loss) before
   extraordinary items..  $ 10,965    $ (542)     $ 10,423    $(3,292)    $(3,336)     $  3,795
                          ========    ======      ========    =======     =======      ========
  Income per common
   share................  $   0.52                $   0.50                             $   0.18
                          ========                ========                             ========
Number of common shares
 used in per share
 computations...........    20,913                  20,913                               20,913
                          ========                ========                             ========



      See Accompanying Notes to Unaudited Pro Forma Financial Information

                           JACOR COMMUNICATIONS, INC.

                        JACOR/NOBLE/CITICASTERS COMBINED
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                         JACOR/NOBLE              CITICASTERS
                          COMBINED    HISTORICAL   PRO FORMA     JACOR/NOBLE/CITICASTERS
                          PRO FORMA  CITICASTERS  ADJUSTMENTS      COMBINED PRO FORMA
                         ----------- ------------ ------------   -----------------------
Net revenue.............  $163,203     $136,414     $  6,853 (h)        $306,470
Broadcast operating
 expenses...............   120,064       80,929        4,366 (h)         198,927
                                                      (1,322)(i)
                                                      (5,110)(j)
Depreciation and
 amortization...........    16,563       14,635       14,626 (k)          45,824
Corporate general and
 administrative
 expenses...............     4,398        4,303        1,322 (i)           6,655
                                                      (3,368)(l)
                          --------     --------     --------            --------
  Operating income......    22,178       36,547       (3,661)             55,064
Interest expense........   (12,978)     (13,854)     (27,577)(m)         (54,409)
Interest and investment
 income.................       406        1,231         (767)(h)             870
Other income (expense),
 net....................      (168)        (607)         175 (h)            (600)
                          --------     --------     --------            --------
  Income (loss) before
   income taxes and
   extraordinary items..     9,438       23,317      (31,830)                925
Income tax expense......    (5,643)      (9,000)       9,200 (n)          (5,443)
                          --------     --------     --------            --------
  Income (loss) before
   extraordinary items..  $  3,795     $ 14,317     $(22,630)           $ (4,518)
                          ========     ========     ========            ========
  Income (loss) per
   common share.........  $   0.18                                      $  (0.12)
                          ========                                      ========
Number of common shares
 used in per share
 computations...........    20,913                                        36,408 (o)
                          ========                                      ========



      See Accompanying Notes to Unaudited Pro Forma Financial Information

                           JACOR COMMUNICATIONS, INC.

                              JACOR/NOBLE COMBINED
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                             HISTORICAL
                          -----------------  NOBLE PRO FORMA     JACOR/NOBLE
                           JACOR    NOBLE      ADJUSTMENTS    COMBINED PRO FORMA
                          -------- --------  ---------------  ------------------
Current assets:
  Cash................... $  7,437 $    447                        $  7,884
  Accounts receivable....   25,262    9,094                          34,356
  Broadcast program
   rights................
  Prepaid expenses and
   other current assets..    3,916    2,290                           6,206
                          -------- --------                        --------
    Total current assets.   36,615   11,831                          48,446
  Property and equipment.   30,801    9,333     $  7,667 (p)         47,801
  Intangible assets......  127,158   50,730      125,480 (p)        303,368
  Deferred charges and
   other assets..........   14,265    5,333       (4,267)(p)         15,331
                          -------- --------     --------           --------
    Total assets......... $208,839 $ 77,227     $128,880           $414,946
                          ======== ========     ========           ========
Current liabilities:
  Accounts payable,
   accrued liabilities
   and other current
   liabilities........... $ 12,180 $ 12,310     $ (3,611)(q)       $ 20,879
                          -------- --------     --------           --------
    Total current
     liabilities.........   12,180   12,310       (3,611)            20,879
Long-term debt, net of
 current maturities......   45,500   78,000       82,200 (q)        205,700
Other liabilities........   12,086    9,208       28,000 (r)         49,294
                          -------- --------     --------           --------
    Total liabilities....   69,766   99,518      106,589            275,873
Shareholders' equity
  Common stock...........    1,816                                    1,816
  Additional paid-in
   capital...............  116,614   44,231      (44,231)(s)        116,614
  Common stock warrants..      388                                      388
  Retained earnings......   20,255  (66,522)      66,522 (s)         20,255
                          -------- --------     --------           --------
    Total shareholders'
     equity..............  139,073  (22,291)      22,291            139,073
                          -------- --------     --------           --------
    Total liabilities and
     shareholders'
     equity.............. $208,839 $ 77,227     $128,880           $414,946
                          ======== ========     ========           ========


      See Accompanying Notes to Unaudited Pro Forma Financial Information

                           JACOR COMMUNICATIONS, INC.

                        JACOR/NOBLE/CITICASTERS COMBINED
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                            JACOR/NOBLE     HISTORICAL   CITICASTERS PRO  JACOR/NOBLE/CITICASTERS
                         COMBINED PRO FORMA CITICASTERS FORMA ADJUSTMENTS   COMBINED PRO FORMA
                         ------------------ ----------- ----------------- -----------------------
Current Assets:
  Cash..................      $  7,884       $  3,572       $   (500)(t)        $    3,956
                                                              (7,000)(u)
  Accounts receivable...        34,356         32,495                               66,851
  Broadcast program
   rights...............                        5,162                                5,162
  Prepaid expenses and
   other current assets.         6,206          3,059                                9,265
                              --------       --------       --------            ----------
    Total current
     assets.............        48,446         44,288         (7,500)               85,234
Broadcast program
 rights, less current
 portion................                        3,296                                3,296
Property and equipment..        47,801         33,878         13,000 (v)            94,679
Intangible assets.......       303,368        312,791        665,627 (v)         1,276,886
                                                              (4,900)(w)
Deferred charges and
 other assets...........        15,331         22,093         (7,500)(x)            29,924
                              --------       --------       --------            ----------
    Total assets........      $414,946       $416,346       $658,727            $1,490,019
                              ========       ========       ========            ==========
Current liabilities:
  Accounts payable,
   accrued liabilities
   and other current
   liabilities..........      $ 20,879       $ 17,061                           $   37,940
  Broadcast program
   right fees payable...                        5,298                                5,298
                              --------       --------                           ----------
    Total current
     liabilities........        20,879         22,359                               43,238
Broadcast program right
 fees payable, less
 current portion........                        2,829                                2,829
Long-term debt, net of
 current maturities.....       205,700        132,481       $317,119 (u)           655,300
Other liabilities.......        49,294         98,985        151,000 (r)           299,279
                              --------       --------       --------            ----------
    Total liabilities...       275,873        256,654        468,119             1,000,646
Shareholders' equity
  Common stock..........         1,816            200           (200)(s)             3,566
                                                               1,750 (y)
  Additional paid-in
   capital..............       116,614         82,736        (82,736)(s)           445,864
                                                             329,250 (y)
  Common stock warrants.           388                        24,200 (z)            24,588
  Retained earnings.....        20,255         76,756        (76,756)(s)            15,355
                                                              (4,900)(w)
                              --------       --------       --------            ----------
    Total shareholders'
     equity.............       139,073        159,692        190,608               489,373
                              --------       --------       --------            ----------
    Total liabilities
     and shareholders'
     equity.............      $414,946       $416,346       $658,727            $1,490,019
                              ========       ========       ========            ==========

      See Accompanying Notes to Unaudited Pro Forma Financial Information

              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                            (DOLLARS IN THOUSANDS)

(a) These adjustments reflect additional revenues and expenses for Jacor's acquisitions of radio stations WDUV-FM and WBRD-AM in Tampa Bay and WJBT-FM, WSOL-FM, and WZAZ-AM in Jacksonville, which were completed at various dates in 1995.

(b) These adjustments reflect additional revenues and expenses for Noble's acquisition of radio stations WRVF-FM (formerly WLQR-FM) and WSPD-AM in Toledo, and the elimination of revenues and expenses for the sale of radio stations KBEQ-FM and KBEQ-AM in Kansas City, and other miscellaneous non-recurring expenses related to dispositions of properties in 1995. The acquisitions were completed in August 1995 and the dispositions were completed in March 1995.

(c) The adjustment reflects the additional depreciation and amortization expense resulting from the allocation of Jacor's purchase price to the assets acquired (Note p) including an increase in property and equipment and identifiable intangible assets, to their estimated fair market values and the recording of goodwill associated with the acquisition of Noble. Goodwill is amortized over 40 years.

(d) The adjustment represents $1,513 of corporate overhead savings for the elimination of redundant management costs and other expenses resulting from the combination of the Jacor and Noble entities, net of $125 additional corporate expenses associated with the purchase of the Toledo stations.

(e) The adjustment represents additional interest expense associated with Jacor's borrowings under the Existing Credit Facility to finance the Noble acquisition and refinance existing outstanding borrowings. The assumed interest rate is 7.2%, which represents the current rate as of March 1996 on outstanding borrowings.

(f) The adjustment reflects the elimination of the gain on the sale of radio stations KBEQ-FM and AM in Kansas City, and WSSH-AM in Boston, which were sold in March 1995 and January 1995, respectively.

(g) To provide for the tax effect of pro forma adjustments using an estimated statutory rate of 40%. The Noble pro forma adjustments include non-deductible amortization of goodwill estimated to be approximately $1,300.

(h) The adjustments represent additional revenue and expenses associated with Citicasters June 1995 acquisition of KKCW-FM in Portland and the January 1996 acquisition of WHOK-FM, WLLD-FM, and WLOH-AM in Columbus.

(i) Adjustment to reclassify miscellaneous broadcast operating expenses to conform with Jacor's presentation.

(j) The adjustment reflects $5,110 of cost savings resulting from the elimination of redundant broadcast operating expenses arising from the operation of multiple stations in certain markets. Such pro forma cost savings are expected to be $2,220 for programming and promotion, $970 for news, $360 for technical and engineering and $1,560 for general and administrative expenses.

(k) The adjustment reflects the additional depreciation and amortization expense resulting from the allocation of Jacor's purchase price to the assets acquired (Note v) including an increase in property and equipment and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisition of Citicasters. Goodwill is amortized over 40 years.

(l) The adjustment represents $3,368 of corporate overhead savings for the elimination of redundant management costs and other expenses resulting from the combination with Citicasters.

(m) The adjustment reflects additional interest expense on borrowings necessary to complete the Citicasters acquisition, and to refinance outstanding borrowings under the Existing Credit Facility. The assumed interest rate on the proposed New Credit Facility is LIBOR plus 2.5%. The rate used in calculating the pro forma interest expense adjustment is 8%, which is based on the current LIBOR rate.

(n) To provide for the tax effect of pro forma adjustments using an estimated statutory rate of 40%. The Citicasters pro forma adjustments include non-deductible amortization of goodwill estimated to be approximately $8,800.

(o) The pro forma weighted average shares outstanding includes all shares of Common Stock outstanding prior to the Offering and shares to be issued in this Offering. The weighted average shares of the Company do not reflect any options and warrants outstanding prior to the Offering or warrants to be issued to the Citicasters shareholders to consummate the acquisition, as they are antidilutive.

(p) The adjustment represents the allocation of the purchase price of Noble to the estimated fair value of the assets acquired and liabilities assumed, and the recording of goodwill associated with the acquisition.

                                                                 ESTIMATED FAIR
                                                                  MARKET VALUE
                                                                 --------------
      Property and equipment....................................    $ 17,000
      Intangible assets.........................................     176,210
      Cash......................................................         447
      Accounts receivable.......................................       9,094
      Prepaid expenses and other current assets.................       2,290
      Deferred charges and other assets.........................       1,066
      Accounts payable, accrued liabilities and other current
       liabilities..............................................      (8,699)
      Other liabilities.........................................     (37,208)
                                                                    --------
                                                                    $160,200
                                                                    ========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                      (DOLLARS IN THOUSANDS)--(CONTINUED)

(q) The adjustment represents the net additional borrowings to complete the Noble acquisitions as follows:

      Historical Jacor debt........................................... $ 45,500
      Historical Citicasters debt, including current portion of
       $3,611.........................................................   81,611
      Pro forma adjustment............................................   78,589
                                                                       --------
      Assumed borrowings after acquisitions........................... $205,700
                                                                       ========

(r) The adjustment represents the additional deferred tax liability associated with the difference between the book and tax basis of assets and liabilities, excluding goodwill, after the allocation of the purchase price.

(s) The adjustment reflects the elimination of historical stockholders' equity, as the acquisition will be accounted for as a purchase.

(t) The adjustment reflects $500 cash expended in the acquisition of the Columbus stations in January 1996.

(u) The pro forma adjustment represents the net additional borrowings required to complete the Citicasters acquisition (including $16,000 for the acquisition of the Columbus stations in January 1996), assuming the use of $7,000 of excess cash, as follows:

      Historical Citicasters debt..................................... $132,481
      Jacor/Noble pro forma debt......................................  205,700
      Pro forma adjustment, including a $2,519 fair market value adjustment for Citicasters debt................................  317,119
                                                                       --------
      Assumed borrowings after acquisitions........................... $655,300
                                                                       ========

(v) The adjustments represent the allocation of the purchase price of Citicasters (including the 1996 Columbus acquisitions) to the estimated fair value of the assets acquired and liabilities assumed, and the recording of goodwill associated with the acquisition as follows:

                                                                 ESTIMATED FAIR
                                                                  MARKET VALUE
                                                                 --------------
      Property and equipment....................................   $  46,878
      Intangible assets.........................................     978,418
      Cash......................................................       3,072
      Accounts receivable.......................................      32,495
      Broadcast program rights..................................       8,458
      Prepaid expenses and other current assets.................       3,059
      Deferred charges and other assets.........................      14,593
      Accounts payable, accrued liabilities and other current
       liabilities..............................................     (17,061)
      Broadcast program rights fees payable.....................      (8,127)
      Other liabilities.........................................    (249,985)
      Long-term debt............................................    (151,000)
                                                                   ---------
                                                                   $ 660,800
                                                                   =========
   The purchase price is summarized as follows:

      Excess cash...............................................   $   7,000
      Pro forma borrowings:
        Citicasters.............................................     (16,000)
        Jacor...................................................     314,600
      Warrants issued...........................................      24,200
      Common stock issued.......................................     331,000
                                                                   ---------
                                                                   $ 660,800
                                                                   =========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                      (DOLLARS IN THOUSANDS)--(CONTINUED)
(w) Adjustment to write off deferred financing costs for the Existing Credit Facility anticipated to be refinanced in connection with the acquisition of Citicasters.

(x) The adjustment represents a $7,500 cash deposit made in 1995 for the acquisition of the Columbus stations, which was allocated to the fair market value of the assets acquired when the acquisition was completed in January 1996.

(y) Adjustment represents assumed proceeds of $331,000 from a 17,500,000 share stock offering, net of offering costs estimated to be $14,625.

(z)Adjustment represents the value assigned to the 4,400,000 Merger Warrants to be issued to Citicasters shareholders in connection with the consummation of the Merger. The value was determined assuming that each Merger Warrant is convertible into Common Stock at $28 per share.

                      SELECTED HISTORICAL FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

JACOR

  The selected consolidated financial data for Jacor presented below for, and as of the end of each of the years in the five-year period ended December 31, 1995, is derived from Jacor's Consolidated Financial Statements which have been audited by Coopers & Lybrand L.L.P., independent accountants. The consolidated financial statements at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and the auditors' report thereon are included elsewhere in this Prospectus. This selected consolidated financial data should be read in conjunction with the "Unaudited Pro Forma Financial Information." Comparability of Jacor's historical consolidated financial data has been significantly impacted by acquisitions, dispositions and the recapitalization and refinancing completed in the first quarter of 1993.

                                     YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------
                            1991       1992          1993      1994      1995
                          ---------  ---------     --------  --------  --------
OPERATING STATEMENT
 DATA:(1)
  Net revenue...........  $  64,238  $  70,506     $ 89,932  $107,010  $118,891
  Broadcast operating
   expenses.............     48,206     55,782       69,520    80,468    87,290
                          ---------  ---------     --------  --------  --------
  Station operating
   income excluding
   depreciation and
   amortization.........     16,032     14,724       20,412    26,542    31,601
  Depreciation and
   amortization.........      7,288      6,399       10,223     9,698     9,483
  Reduction in carrying
   value of assets to
   net realizable value.                 8,600
  Corporate general and
   administrative
   expenses.............      2,682      2,926        3,564     3,361     3,501
                          ---------  ---------     --------  --------  --------
  Operating income
   (loss)...............      6,062     (3,201)       6,625    13,483    18,617
  Net interest income
   (expenses)...........    (16,226)   (13,443)      (2,476)      684      (184)
  Gain on sale of radio
   stations.............     13,014
  Other non-operating
   expenses, net........       (302)    (7,057)         (11)       (2)     (168)
                          ---------  ---------     --------  --------  --------
  Income (loss) from
   continuing operations
   before income tax and
   extraordinary item...  $   2,548  $ (23,701)    $  4,138  $ 14,165  $ 18,265
                          =========  =========     ========  ========  ========
  Net income (loss).....  $  (1,468) $ (23,701)    $  1,438  $  7,852  $ 10,965
                          =========  =========     ========  ========  ========
  Net income (loss) per
   common share:(2)
    primary and fully
     diluted............  $    2.32  $  (61.50)    $   0.10  $   0.37  $   0.52
                          =========  =========     ========  ========  ========
  Weighted average
   shares
   outstanding:(2)
    Primary and fully
     diluted............        406        381       14,505    21,409    20,913
                          =========  =========     ========  ========  ========
OTHER FINANCIAL DATA:(1)
  Broadcast cash
   flow(3)..............  $  16,032  $  14,724     $ 20,412  $ 26,542  $ 31,601
                          =========  =========     ========  ========  ========
  Broadcast cash flow
   margin...............       25.0%      20.9%        22.7%     24.8%     26.6%
  EBITDA................  $  13,350  $  11,798     $ 16,848  $ 23,181  $ 28,100
  Capital expenditures..      1,181        915        1,495     2,221     4,969


                                        AS OF DECEMBER 31,
                          -----------------------------------------------------
                            1991       1992          1993      1994      1995
                          ---------  ---------     --------  --------  --------
BALANCE SHEET DATA:(1)
  Working capital
   (deficit)............  $(128,455) $(140,547)(4) $ 38,659  $ 44,637  $ 24,436
  Intangible assets (net
   of accumulated
   amortization)........     81,738     70,038 (4)   84,991    89,543   127,158
  Total assets..........    125,487    122,000 (4)  159,909   173,579   208,839
  Total long term debt
   (including current
   portion).............    137,667    140,542 (4)                       45,500
  Common stock purchase
   warrants.............      1,257        487 (4)      390       390       388
  Shareholders' equity
   (deficit)............    (27,383)   (50,840)(4)  140,413   148,794   139,073

---------------------
(1) The comparability of the information reflected in this selected financial data is affected by Jacor's purchase of radio station KBPI-FM (formerly KAZY-FM), in Denver (July 1993); the purchase and interim operation of radio station WOFX-FM (formerly WPPT-FM) under a local marketing agreement in Cincinnati (April 1994); the purchase of radio stations WJBT-FM, WZAZ-AM, and WSOL-FM (formerly WHJX-FM) in Jacksonville (August 1995); the purchase of radio stations WDUV-FM and WBRD-AM in Tampa (August 1995); the sale of radio stations WMJI-FM, in Cleveland and WYHY(FM), in Nashville (January 1991), the sale of Telesat Cable TV (May 1994), the January 11, 1993 recapitalization plan, that substantially modified the Company's debt and capital structure (such recapitalization was accounted for as if it had been completed January 1, 1993) and the March 1993 refinancing. For information related to acquisitions in 1993, 1994 and 1995 see Notes 2 and 3 of Notes to Consolidated Financial Statements. For information related to the disposition during 1994, see Note 4 of Notes to Consolidated Financial Statements.
(2) Income (loss) per common share for the two years ended December 31, 1992 is based on the weighted average number of shares of Common Stock outstanding and gives consideration to the dividend requirements of the convertible preferred stock and accretion of the change in redemption value of certain common stock warrants. Jacor's stock options and convertible preferred stock were antidilutive and, therefore, were not included in the computations. The redeemable common stock warrants were antidilutive for 1992 and were not included in the computations. Such warrants were dilutive in 1991 using the "equity method" under Emerging Issues Task Force Issue No. 88-9 and, therefore, the common shares issuable upon conversion were included in the 1991 computation. Income per share for the three years ended December 31, 1995 is based on the weighted average number of common shares outstanding and gives effect to both dilutive stock options and dilutive stock purchase warrants during the periods. Income (loss) per common share and weighted average shares outstanding for the two years ended December 31, 1992 are adjusted to reflect the 0.0423618 reverse stock split in Common Stock effected by the January 1993 recapitalization.
(3) "Broadcast cash flow" means operating income before reduction in carrying value of assets, depreciation and amortization and corporate general and administrative expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used in the broadcasting industry as a measure of a company's operating performance because it assists in comparing station performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance.
(4) Pro forma amounts as of December 31, 1992, to give effect to the January 11, 1993 recapitalization plan that substantially modified Jacor's debt and capital structure (in 000s):

      Working capital................................................. $ 15,933
      Intangible assets (net of accumulated amortization).............   82,857
      Total assets....................................................  142,085
      Long-term debt..................................................   64,178
      Common stock purchase warrants..................................      403
      Shareholders' equity............................................   50,890

CITICASTERS

  The selected consolidated financial data for Citicasters presented below for, and as of the end of each of the years in the five-year period ended December 31, 1995, is derived from Citicasters' Consolidated Financial Statements which have been audited by Ernst & Young LLP., independent accountants. The consolidated financial statements at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 and the auditors' report thereon are included elsewhere in this Prospectus. This selected consolidated financial data should be read in conjunction with the "Unaudited Pro Forma Financial Information." Comparability of historical consolidated financial data has been significantly impacted by the dispositions of four television stations in 1994, the adoption of "fresh-start reporting" by Citicasters in December 1993, the writedown of intangible assets to estimated fair values in 1992 and the sale of its entertainment business in 1991.

                                PREDECESSOR(1)                   CITICASTERS
                          -------------------------------     ------------------
                                     YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------
                            1991      1992         1993         1994      1995
                          --------  ---------    --------     --------  --------
OPERATING STATEMENT
 DATA:(2)
  Net revenue...........  $201,556  $ 210,821    $205,168     $197,043  $136,414
  Broadcast operating
   expense..............   136,629    142,861     133,070      117,718    80,929
                          --------  ---------    --------     --------  --------
  Station operating
   income excluding
   depreciation and
   amortization.........    64,927     67,960      72,098       79,325    55,485
  Depreciation and
   amortization.........    48,219     47,617      28,119       22,946    14,635
  Reduction in carrying
   value of assets to
   net realizable value.              658,314(3)
  Corporate general and
   administrative
   expenses.............     4,367      4,091       3,996        4,796     4,303
                          --------  ---------    --------     --------  --------
  Operating income
   (loss)...............    12,341   (642,062)     39,983       51,583    36,547
  Net interest income
   (expense)............   (89,845)   (69,826)    (64,942)     (31,979)  (13,854)
  Minority interest.....   (28,822)   (30,478)    (26,776)
  Gain on sale of
   television stations..                                        95,339
  Investment income.....     1,296        553         305        1,216     1,231
  Miscellaneous income
   (expense), net.......    33,133      4,036        (494)         447      (607)
  Reorganization items..                          (14,872)
                          --------  ---------    --------     --------  --------
  Income (loss) from
   continuing operations
   before income tax and
   extraordinary item...  $(71,897) $(737,777)   $(66,796)    $116,606  $ 23,317
                          ========  =========    ========     ========  ========
  Net income (loss).....  $ 84,485  $(596,864)   $341,344 (4) $ 63,106  $ 14,317
                          ========  =========    ========     ========  ========
 Net earnings per
  share(5)..............                                      $   2.55  $   0.68
                                                              ========  ========
 Average common
  shares(5).............                                        24,777    21,017
                                                              ========  ========
OTHER FINANCIAL DATA:(2)
  Broadcast cash
   flow(6)..............  $ 64,927  $  67,960    $ 72,098     $ 79,325  $ 55,485
                          ========  =========    ========     ========  ========
  Broadcast cash flow
   margin...............      32.2%      32.2%       35.1%        40.3%     40.7%
  EBITDA................  $ 60,560  $  63,869    $ 68,102     $ 74,529  $ 51,182
  Capital expenditures..     7,014      6,747       5,967        7,569    11,857

                                  PREDECESSOR               CITICASTERS
                              ---------------------  --------------------------
                                               DECEMBER 31,
                              -------------------------------------------------
                                 1991       1992     1993(7)    1994     1995
                              ----------  ---------  -------- -------- --------
BALANCE SHEET DATA:
  Working capital (deficit).. $  (52,520) $(611,634) $  1,485 $ 47,518 $ 21,929
  Intangible assets (net of
   accumulated amortization).  1,290,294    539,634   574,878  274,695  312,791
  Total assets...............  1,475,929    713,830   719,569  403,492  416,346
  Long term debt (including
   current portion)..........    692,636    634,777   432,568  122,291  132,481
  Shareholders' equity
   (deficit).................    257,835   (339,029)  138,588  150,937  159,692

---------------------
(1) Prior to its emergence from Chapter 11 bankruptcy in December 1993, Citicasters was known as Great American Communications Company (the "Predecessor"). As a result of the application of "fresh-start reporting," the selected financial data for periods prior to December 31, 1993 are not comparable to periods subsequent to such date.
(2) The 1995 acquisition of four FM stations (KKCW, WTBT, WHOK and WLLD) and WLOH-AM increased broadcast cash flow by approximately 2%. The 1994 sale of four television stations (KTSP, KSAZ, WGHP and WDAF) significantly effects comparison of net revenues, operating expenses and broadcast cash flow for 1994 as compared to 1993 and 1995. The purchase and sale of radio stations in 1994 did not effect the comparison of broadcast cash flow, because the cash flow of the stations sold was approximately equal to the cash flow of the stations purchased.
(3) The recorded amount of intangible assets as of December 31, 1992 was reduced by $658.3 million to reflect the carrying value of the broadcasting assets at estimated fair market value at that time.
(4) Net income for the year ended December 31, 1993 includes, as an extraordinary item, a one-time net gain of $408.0 million relating to debt discharged in the reorganization. Net loss for 1992 includes a $10.7 million gain from discontinued operations and a $5.7 million extraordinary gain from early extinguishment of debt. Net income from 1991 includes $39.9 million from discontinued operations and $77.4 million extraordinary gain from early extinguishment of debt.
(5) Per share data are not presented for the Predecessor due to the general lack of comparability as a result of the reorganization.
(6) "Broadcast cash flow" means operating income before reduction in carrying value of assets, depreciation and amortization and corporate general and administrative expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used in the broadcasting industry as a measure of a company's operating performance because it assists in comparing station performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance.
(7) Balance sheet data at December 31, 1993 reflects the adoption of "fresh-start reporting" as discussed in more detail in Note B to Citicasters' Consolidated Financial Statements.

NOBLE

  The following data has been derived from Noble's Consolidated Financial Statements audited by Price Waterhouse LLP, independent accountants. Consolidated balance sheets at December 25, 1994 and December 31, 1995 and the related consolidated statements of operations and of cash flows for the three years in the period ended December 31, 1995 and notes thereto appear elsewhere in this Prospectus. The report of Price Waterhouse LLP which also appears herein contains an explanatory paragraph describing Jacor's agreement to purchase Noble as described in Note 2 to Noble's Consolidated Financial Statements. The comparability of the consolidated financial data has been significantly impacted by acquisitions, dispositions, Noble's August 1995 restructuring and its December 1991 restructuring.

                                                     YEAR ENDED
                          ---------------------------------------------------------------------
                          DECEMBER 28, DECEMBER 27,   DECEMBER 26,  DECEMBER 25,   DECEMBER 31,
                              1991         1992           1993          1994           1995
                          ------------ ------------   ------------  ------------   ------------
OPERATING STATEMENT
 DATA:(1)
  Net revenue ..........    $ 58,283     $ 55,368       $ 47,509     $  49,602       $41,902
  Broadcast operating
   expense..............      44,191       43,565         36,944        37,892        31,445
                            --------     --------       --------     ---------       -------
  Station operating
   income excluding
   depreciation and
   amortization.........      14,092       11,803         10,565        11,710        10,457
  Depreciation and
   amortization.........      10,005        8,305          6,916         6,311         4,107
  Reduction in carrying
   value of assets to
   net realizable value.                   10,367(2)                     7,804(b)
  Corporate general
   administrative
   expenses.............       3,013        2,483          2,702         2,621         2,285
                            --------     --------       --------     ---------       -------
  Operating income
   (loss)...............       1,074       (9,352)           947        (5,026)        4,065
  Net interest income
   (expense)............     (25,063)     (10,126)        (7,602)      (10,976)       (9,913)
  Net gain (loss) on
   sale of radio
   stations.............                   (8,403)         7,909
  Other income
   (expense)............      (7,588)      (1,905)                                     2,619
                            --------     --------       --------     ---------       -------
  Income (loss) before
   income tax,
   extraordinary item
   and cumulative effect
   of change in
   accounting principle.    $(31,577)    $(29,786)      $  1,254     $ (16,002)      $(3,229)
                            ========     ========       ========     =========       =======
  Net income (loss).....    $(31,665)    $ (5,949)(3)   $ 13,452(4)  $ (16,038)      $56,853(5)
                            ========     ========       ========     =========       =======
OTHER FINANCIAL DATA:(1)
  Broadcast cash
   flow(6)..............    $ 14,092     $ 11,803       $ 10,565     $  11,710       $10,457
                            ========     ========       ========     =========       =======
  Broadcast cash flow
   margin...............       24.18%       21.32%         22.24%        23.61%        24.96%
  EBITDA................    $ 11,079     $  9,320       $  7,863     $   9,089       $ 8,172
  Capital expenditures..         601          532          3,009         1,124         2,851
                                                       AS OF
                          ---------------------------------------------------------------------
                          DECEMBER 28, DECEMBER 27,   DECEMBER 26,  DECEMBER 25,   DECEMBER 31,
                              1991         1992           1993          1994           1995
                          ------------ ------------   ------------  ------------   ------------
BALANCE SHEET DATA:(1)
  Working capital
   (deficit)............    $  8,565     $  2,265       $  1,002     $(186,133)      $  (479)
  Intangible assets (net
   of accumulated
   amortization)(2).....     165,052      125,770        101,555        89,849        50,730
  Total assets..........     207,272      156,740        128,055       116,023        77,227
  Long term debt
   (including current
   portion).............     272,572      231,980        167,491       186,886        81,611
  Stockholders' equity
   (deficit)............    (114,306)    (120,124)      (106,672)     (122,710)      (22,291)

-------------------
(1) The comparability of the information reflected in this selected financial data is affected by Noble's purchase of radio stations WSPD-AM and WRVF-FM in Toledo (August 1995); the sale of radio stations KBEQ-FM/AM in Kansas City (March 1995); the sale of radio stations KMJQ-FM and KYOK-AM in Houston (December 1994); the sale of radio stations WBAB-FM and WGBB-AM in New York (March 1993); the sale of WSSH-FM in Boston (April 1993); the purchase of radio stations KATZ-AM and KNJZ-FM in St. Louis (May 1993); the August 1995 restructuring; and the December 1991 restructuring.
(2) The recorded amount of intangible assets was reduced by $10.4 million as of December 27, 1992 and $7.8 million as of December 25, 1994 to reflect the carrying value of the broadcasting assets at their estimated fair market values.

(3) Net Income for the year ended December 31, 1995 includes, as an extraordinary item, a $60.1 million gain resulting from the extinguishment of debt in association with the August 1995 restructuring.
(4) Net Income for the year ended December 26, 1993 includes, an extraordinary item, a $12.2 million gain on forgiveness of debt, and a $354 thousand cumulative effect of a change in accounting principle.
(5) Net Income for the year ended December 27, 1992 includes, as an extraordinary item, a gain of $23.9 million relating to debt discharged in the December 1991 restructuring.
(6) "Broadcast cash flow" means operating income before reduction in carrying value of assets, depreciation and amortization and corporate general and administrative expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used in the broadcasting industry as a measure of a company's operating performance because it assists in comparing station performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The performance of a radio station group, such as Jacor, is customarily measured by its ability to generate broadcast cash flow. The primary source of Jacor's revenue is the sale of broadcasting time on its radio stations for advertising. Jacor's significant operating expenses are employee salaries, sports broadcasting rights fees, programming expenses, advertising and promotion expenses, rental of premises for studios and transmitting equipment and music license royalty fees. Jacor works closely with local station management to implement cost control measures.

  Jacor's revenue is affected primarily by the advertising rates Jacor's radio stations are able to charge. These rates are, in large part, based on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as principally measured by Arbitron Metro Area Ratings Surveys.

  Most advertising contracts are short-term and run only for a few weeks. Most of Jacor's revenue is generated from local advertising, which is sold by the station's sales staff. In 1995, approximately 85% of Jacor's gross revenues was from local advertising and approximately 15% was from national advertising. A station's local sales staff solicits advertising, either directly from the local advertiser or through an advertising agency for the local advertiser. National advertising sales for most of Jacor's stations are made by Jacor's national sales managers in conjunction with the efforts of an independent advertising representative who specializes in national sales and is compensated on a commission-only basis.

  Sports broadcasting and full-service programming features play an integral part in Jacor's operating strategy. As a result, because of the rights fees and related costs of broadcasting professional baseball, football and hockey as well as the costs related to the full-service programming features of its AM radio stations, Jacor's broadcast cash flow margins are typically lower than its competitors'.

  Jacor's first calendar quarter historically produces the lowest revenues for the year, and the second and third quarters historically produce the highest revenues for the year, due in part to revenues received during the summer months related to the broadcast of Major League Baseball games. During 1995, however, Jacor recorded higher broadcast revenue and broadcast operating expenses during the third and fourth quarters than those recorded during the second quarter due to the Major League Baseball strike. As a result of the strike, second quarter revenues and operating expenses were lower. For the entire twelve months of 1995, the strike did not have a material impact on Jacor's station operating income (broadcast revenue less broadcast operating expenses).

  Jacor's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not produce commensurate revenues in the period in which the expenses are incurred. As a result of Arbitron's quarterly reporting of ratings, Jacor's ability to realize revenues as a result of increased advertising and promotional expenses may be delayed for several months.

  The comparability of financial information for the years ended December 31, 1993, 1994 and 1995 is affected by the July 1993 purchase of radio station KBPI-FM (formerly KAZY-FM) in Denver; the May 1994 sale of Telesat Cable TV; the June 1995 purchase of radio station WOFX-FM (formerly WPPT-FM) in Cincinnati, and interim operation of such station from April 1994 to June 1995 under a LMA; the August 1995 purchases of radio stations WJBT-FM, WZAZ-AM, and WSOL-FM (formerly WHJX-FM), each located in Jacksonville, and WDUV-FM and WBRD-AM, each located in Tampa. With these acquisitions, Jacor expects to realize certain cost savings and increased ratings through format modifications and thereby improve operating results in these markets.

  The acquisitions discussed above and the Acquisitions will increase Jacor's net revenues, broadcast operating expense, depreciation and amortization, corporate general and administrative expense, and interest expense. Accordingly, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

  General economic conditions have an impact on Jacor's business and financial results. From time to time the markets in which Jacor operates experience weak economic conditions that may negatively affect revenues of Jacor. However, management believes that this impact will be somewhat softened by Jacor's diverse geographical presence.

  In the following analysis, management discusses the broadcast cash flow of Jacor. "Broadcast cash flow" means operating income before reduction in carrying value of assets, depreciation and amortization and corporate general and administrative expenses. Broadcast cash flow should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used in the broadcasting industry as a measure of a company's operating performance because it assists in comparing station performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Broadcast cash flow also excludes the effect of corporate general and administrative expenses, which generally do not relate directly to station performance.

THE YEAR ENDED 1995 COMPARED TO THE YEAR ENDED 1994

  Broadcast revenue for 1995 was $133.1 million, an increase of $13.5 million or 11.3% from $119.6 million during 1994. This increase resulted from an increase in advertising rates in both local and national advertising and from the revenue generated at those properties owned or operated during 1995 but not during 1994. On a "same station" basis--reflecting results from stations operated for the entire twelve months of both 1995 and 1994--broadcast revenue for 1995 was $125.3 million, an increase of $8.4 million or 7.2% from $116.9 million for 1994.

  Agency commissions for 1995 were $14.2 million, an increase of $1.6 million or 12.6% from $12.6 million during 1994 due to the increase in broadcast revenue. Agency commissions increased at a greater rate than broadcast revenue due to a greater proportion of agency sales.

  Broadcast operating expenses for 1995 were $87.3 million, an increase of $6.8 million or 8.5% from $80.5 million during 1994. These expenses increased as a result of increased selling and other payroll costs, programming costs and expenses incurred at those properties owned or operated during 1995 but not during 1994. On a "same station" basis, broadcast operating expenses for 1995 were $81.3 million, an increase of $4.2 million or 5.5% from $77.1 million for 1994.

  Depreciation and amortization for 1995 and 1994 was $9.5 million and $9.7 million, respectively.

  Operating income for 1995 was $18.6 million, an increase of $5.1 million or 38.1% from an operating income of $13.5 million for 1994.

  Interest expense for 1995 was $1.4 million, an increase of $0.9 million or 170.1% from $0.5 million for 1994. Interest expense increased due to an increase in outstanding debt that was incurred in connection with acquisitions and stock repurchases.

  Net income for 1995 was $11.0 million, compared to net income of $7.9 million reported by Jacor for 1994. The 1994 period includes income tax expense of $6.3 million, while the 1995 period includes $7.3 million of income tax expense.

  Broadcast cash flow for 1995 was $31.6 million, an increase of $5.1 million or 19.2%, from $26.5 million during 1994. On a "same station" basis, broadcast cash flow for 1995 was $30.5 million, an increase of $3.1 million or 11.0%, from $27.4 million for 1994.

THE YEAR ENDED 1994 COMPARED TO THE YEAR ENDED 1993

  Broadcast revenue for 1994 was $119.6 million, an increase of $18.9 million or 18.8% from $100.7 million during 1993. This increase resulted from an increase in advertising rates in both local and national advertising and from the revenue generated at those properties owned or operated during 1994 but not during 1993. On a "same station" basis--reflecting results from stations operated for the entire twelve months of both 1994 and 1993--broadcast revenue for 1994 was $110.7 million, an increase of $11.6 million or 11.6% from $99.1 million for 1993.

  Agency commissions for 1994 were $12.6 million, an increase of $1.8 million or 16.8% from $10.8 million during 1993 due to the increase in broadcast revenue. Agency commissions increased at a lesser rate than broadcast revenue due to a greater proportion of direct sales.

  Broadcast operating expenses for 1994 were $80.5 million, an increase of $11.0 million or 15.7% from $69.5 million during 1993. These expenses increased as a result of expenses incurred at those properties owned or operated during 1994 but not during 1993 and, to a lesser extent, increased selling and other payroll costs and programming costs. On a "same station" basis, broadcast operating expenses for 1994 were $72.0 million, an increase of $4.1 million or 6.1% from $67.9 million for 1993.

  Depreciation and amortization for 1994 and 1993 was $9.7 million and $10.2 million, respectively.

  Operating income for 1994 was $13.5 million, an increase of $6.9 million or 103.5% from an operating income of $6.6 million for 1993.

  Interest expense for 1994 was $0.5 million, a decrease of $2.2 million or 80.5% from $2.7 million for 1993. Interest expense declined due to the reduction in outstanding debt, such debt having been retired from the proceeds of Jacor's November 1993 equity offering.

  Net income for 1994 was $7.9 million, compared to net income of $1.4 million reported by Jacor for 1993. The 1993 period includes income tax expense of $2.7 million, while the 1994 period includes $6.3 million of income tax expense.

  Broadcast cash flow for 1994 was $26.5 million, an increase of $6.1 million or 29.9%, from $20.4 million during 1993. On a "same station" basis, broadcast cash flow for 1994 was $26.4 million, an increase of $6.0 million or 29.0%, from $20.4 million for 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Jacor began 1995 with no outstanding debt and $27.0 million in cash and cash equivalents. During 1995, Jacor used $59.8 million in cash for acquisitions of radio stations and licenses and for loans made in connection with Jacor's JSAs and $21.7 million in cash to purchase shares of its Common Stock. These funds came from cash on hand together with cash provided from operating activities and draws under Jacor's 1993 credit agreement aggregating $45.5 million.

  During 1995, Jacor made capital expenditures of approximately $5.0 million. Jacor estimates that capital expenditures for 1996 will be approximately $6.0 million which includes approximately $2.5 million to purchase the building currently housing the offices and studios of its Tampa radio stations and to complete the relocation of the offices and studios of its Atlanta radio stations. Jacor estimates that capital expenditures for the properties to be acquired from Citicasters and Noble would be approximately $4.0 million in the 12-month period following the consummation of the Acquisitions. The actual level of spending will depend on a variety of factors, including general economic conditions and the Company's business. In February 1996, Jacor entered into the Existing Credit Facility which provided for a $300.0 million reducing revolving facility that reduces on a quarterly basis commencing March 31, 1997. The credit facility bears interest at floating rates based on a Eurodollar rate or a bank base rate. See "Description of Indebtedness."

  In connection with the Merger, Jacor anticipates entering into the New Credit Facility which would provide for availability of $600.0 million pursuant to a reducing revolving facility that would reduce on a quarterly basis commencing one year from the date of the facility. It is anticipated that the New Credit Facility would bear interest at floating rates based on a Eurodollar rate or a bank base rate. Jacor also anticipates that the New Credit Facility will provide Jacor with additional credit for future acquisitions as well as working capital and other general corporate purposes. See "Description of Indebtedness--New Credit Facility."

  Jacor currently expects to fund its acquisition of Noble and expenditures for capital requirements from available cash balances, internally generated funds and the availability of borrowings under its Existing Credit Agreement. Jacor currently expects to fund the Merger with a combination of funds provided by this Offering and the New Credit Facility and excess cash on hand. These funds together with cash generated from operations will be sufficient to meet Jacor's liquidity and capital needs for the foreseeable future.

  As a result of entering into the Existing Credit Facility in the first quarter of 1996, Jacor will write off approximately $1.6 million of unamortized cost associated with its 1993 credit agreement. In connection with entering into the New Credit Facility, Jacor anticipates that it will write off approximately $5.0 million of unamortized cost associated with its Existing Credit Facility.

  The issuance of additional debt will negatively impact Jacor's debt-to-equity ratio and its results of operations and cash flows due to higher amounts of interest expense, although the issuance of additional equity will soften this impact to some extent. Also, if Jacor were not able to complete the Merger due to certain circumstances, Jacor would incur a one-time charge of $75.0 million relating to the non-refundable deposit. If debt were used to finance such payment, it would negatively impact Jacor's future results of operations and impede Jacor's future growth by limiting the amount available under the Existing Credit Facility.

CASH FLOWS

  Cash flows provided by operating activities, inclusive of working capital, were $20.6 million, $11.3 million and $9.0 million for 1995, 1994 and 1993, respectively. Cash flows provided by operating activities in 1995 resulted primarily from the add-back of $9.5 million of depreciation and amortization expense to net income of $11.0 million for the period. Cash flows provided by operating activities in 1994 resulted primarily from net income of $7.9 million generated during the year. The additional $3.4 million resulted principally from the excess of the sum of the depreciation and amortization add-back of $9.7 million, together with the add-back of $1.4 million for provision for losses on accounts and notes receivable over the net change in working capital of ($7.6) million. Cash flows provided by operating activities in 1993 resulted primarily from the excess of the sum of the depreciation and amortization add-back of $10.1 million, together with the $1.4 million of net income generated during the year over the net change in working capital of ($2.3) million.

  Cash flows used by investing activities were ($64.3) million, ($13.7) million and ($5.5) million for 1995, 1994 and 1993, respectively. Investing activities include capital expenditures of $5.0 million, $2.2 million and $1.5 million in 1995, 1994 and 1993, respectively. Investing activities in 1995 and 1994 include expenditures of $59.8 million and $14.6 million, respectively, for acquisitions, the purchase of intangible assets and loans made in connection with Jacor's JSAs. In addition, 1994 investing activities were net of $3.2 million of payments received on notes and from the sale of assets. Investing activities in 1993 included expenditures of $3.9 million relating to the purchase of radio station assets.

  Cash flows provided by financing activities were $24.2 million, $0.7 million and $12.8 million for 1995, 1994 and 1993. Cash flows provided by financing activities in 1995 resulted primarily from the $45.5 million in borrowings under the 1993 credit agreement, together with $0.8 million in proceeds received from the issuance of Common Stock to Jacor's employee stock purchase plan and upon the exercise of outstanding stock options net of the $21.7 million used to repurchase Common Stock. Cash flows from financing activities in 1994 resulted primarily from the proceeds received from the issuance of Common Stock upon the exercise of outstanding stock options. The cash provided by financing activities in 1993 principally was due to the refinancing of Jacor's senior debt in March 1993 plus the issuance of additional Common Stock, and the payment of restructuring expenses in 1993.

 NEW ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 123 "Accounting for Stock-Based Compensation." Jacor will continue to apply APB Opinion No. 25 in accounting for its plans as permitted by this statement. This statement, however, requires that a company's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. Pro forma disclosures required by a company that elects to continue to measure compensation cost using APB Opinion No. 25 will be made by Jacor for the year ended December 31, 1996.

  In March 1995, the FASB issued FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires Jacor to review for possible impairment of long-lived assets and certain identifiable intangibles when circumstances indicate that the carrying value of these assets may not be recoverable. Jacor will adopt the statement in the first quarter of 1996, the effect of which will be immaterial to Jacor's Consolidated Financial Statements.

                                   BUSINESS

GENERAL

  Jacor, upon consummation of the Acquisitions, will be the second largest radio group in the nation owning and/or operating 50 radio stations and two television stations in 13 markets across the United States. Jacor's strategic objective is to be the leading radio broadcaster in each of its markets. Consistent with this objective, Jacor entered into agreements to acquire 29 radio stations and two television stations for approximately $950.0 million within two weeks of the enactment of the Telecom Act. The Company will have multiple station platforms in Atlanta, San Diego, St. Louis, Phoenix, Tampa, Denver, Portland, Kansas City, Cincinnati, Sacramento, Columbus, Jacksonville and Toledo. These markets are among the most attractive radio markets in the country, demonstrating, as a group, radio revenue growth in excess of the radio industry average over the last five years. In 1995, the Company would have been the top billing radio group in 9 of its 13 markets and would have had net revenue and broadcast cash flow of $306.5 million and $107.5 million, respectively.

  The following table sets forth certain information regarding the Company and its markets:

                                           COMPANY DATA                             MARKET DATA
                         ------------------------------------------------- ------------------------------
                                        RADIO        RADIO       NO. OF        1995      1995   1990-1995
                            RADIO      REVENUE      AUDIENCE    STATIONS   METROPOLITAN  RADIO   REVENUE
                           REVENUE   MARKET SHARE MARKET SHARE ----------- STATISTICAL  REVENUE   CAGR
         MARKET          MARKET RANK      %            %       AM  FM  TV   AREA RANK    RANK       %
         ------          ----------- ------------ ------------ --- --- --- ------------ ------- ---------
Atlanta.................       1         23.2         15.8       1   3 --        9         10      9.2
San Diego(1)............       1         13.9          6.7       1   2 --       13         13      5.5
Tampa...................       1         24.3         26.4       2   4  1       23         20      6.2
Denver(2)...............       1         45.9         30.6       4   4 --       26         18      8.6
Portland................       1         25.3         17.4       1   2 --       27         26      8.4
Cincinnati(3)...........       1         56.8         38.8       2   4  1       30         23      7.4
Columbus................       1         37.9         20.9       2   3 --       38         31      6.7
Jacksonville............       1         26.2         22.6       2   3 --       57         50      7.9
Toledo..................       1         27.9         27.5       1   2 --       85         77      5.6
Sacramento..............       2         14.3          7.0      --   2 --       34         21      4.6
Kansas City.............       3         15.3         12.9       1   1 --       29         29      4.3
St. Louis...............       6          8.6         10.0       1   2 --       16         17      4.5
Phoenix.................       7          6.6          3.8       1   1 --       17         16      6.1

---------------------
(1) Includes XTRA-FM and XTRA-AM, stations Jacor provides programming to and sells air time for under an exclusive sales agency agreement.
(2) Includes stations for which Jacor sells advertising time pursuant to a joint sales agreement.
(3) Excludes three stations for which Jacor sells advertising time pursuant to joint sales agreements.

BUSINESS STRATEGY

  Jacor's strategic objective is to be the leading radio broadcaster in each of its markets. Jacor intends to acquire individual radio stations or radio groups that strengthen its market position and that maximize the operating performance of its broadcast properties. Specifically, Jacor's business strategy centers upon:

  Individual Market Leadership. Jacor strives to maximize the audience ratings in each of its markets in order to capture the largest share of the radio advertising revenue in the market. Jacor focuses on those markets where it believes it has the potential to be the leading radio group in the market. By operating multiple radio stations in its markets, Jacor is able to operate its stations at lower costs, reduce the risk of direct format competition and provide advertisers with the greatest access to targeted demographic groups. For 1995, the Company would have had the number one radio revenue market share in Atlanta (23%), San Diego (14%), Tampa (24%), Denver (46%), Portland (25%), Cincinnati (57%), Columbus (38%), Jacksonville (26%) and Toledo (28%). The Company's aggregate radio revenue market share for 1995 would have been approximately 25%.

  Acquisition and Market Development. Jacor's acquisition strategy focuses on acquiring both developed, cash flow producing stations and underdeveloped "stick" properties that complement its existing portfolio and strengthen its overall market position. Jacor has been able to improve the ratings of "stick" properties with increased marketing and focused programming that complements its existing radio station formats. Additionally, Jacor utilizes its strong market presence to boost the revenues and cash flow of "stick" properties by encouraging advertisers to buy advertising in a package with its more established stations. The Company may enter new markets through acquisitions of radio groups that have multiple station ownership in such groups' markets. Additionally, the Company will seek to acquire individual stations in new markets that it believes are fragmented and where a market-leading position can be created through additional in-market acquisitions. The Company may exit markets it views as having limited strategic appeal by selling or swapping existing stations for stations in other markets where the Company operates, or for stations in new markets.

  Diverse Format Expertise. Jacor management has developed programming expertise over a broad range of radio formats. This management expertise enables Jacor to specifically tailor the programming of each station in a market in order to maximize Jacor's overall market position. Jacor utilizes sophisticated research techniques to identify opportunities within each market and programs its stations to provide complete coverage of a demographic or format type. This strategy allows Jacor to deliver highly effective access to a target demographic and capture a higher percentage of the radio advertising market.

  Distinct Station Personalities. Jacor engages in a number of creative programming and promotional efforts designed to create listener loyalty and station brand awareness. Through these efforts, management seeks to cultivate a distinct personality for each station based upon the unique characteristics of each market. Jacor hires dynamic on-air personalities for key morning and afternoon "drive times" and provides comprehensive news, traffic and weather reports to create active listening by the audience. This commitment to "foreground" or "high impact" programming has successfully generated significant audience share.

  One of the methods Jacor utilizes to develop the personality of its AM radio stations is by broadcasting professional sporting events and related programming. Currently, Jacor has the broadcast rights for the Cincinnati Reds, Cincinnati Bengals, Colorado Rockies, Denver Broncos, Los Angeles Kings and San Diego Chargers. In addition, WGST-AM in Atlanta has the broadcast rights to serve as the official information station for the 1996 Olympic Games. Sports broadcasting serves as a key "magnet" for attracting audiences to a station and then introducing them to other programming features, such as local and national news, entertaining talk, and weather and traffic reports.

  Strong AM Stations. Jacor is an industry leader in successfully operating AM stations. While many radio groups primarily utilize network or simulcast programming on their AM stations, Jacor also develops unique programming for its AM stations to build strong listener loyalty and awareness. Utilizing this operating focus and expertise, Jacor has developed its AM stations in Denver and Cincinnati into the revenue and ratings leaders among both AM and FM stations in their respective markets. Jacor's targeted AM programming adds to Jacor's ability to lead its markets and results in more complete coverage of the listener base.

  Although the cost structure of a large scale AM station generally results in lower operating margins than typical music-based FM stations, the majority of Jacor's AM stations generate substantial levels of broadcast cash flow. Historically, Citicasters and Noble have not focused on their AM operations to the same extent as Jacor. Accordingly, most of the AM stations to be acquired meaningfully underperform Jacor's AM stations, and management believes such stations have the potential to generate significant incremental cash flow.

  Powerful Broadcast Signals. A station's ability to maintain market leadership depends in part upon the strength of its broadcasting delivery system. A powerful broadcast signal enhances delivery range and clarity, thereby influencing listener preference and loyalty. Many of Jacor's stations' broadcasting signals are among the strongest in their respective markets reinforcing its market leadership. Jacor opportunistically upgrades the power and quality of the signals at stations it acquires. Following the consummation of the Acquisitions, Jacor expects that relatively inexpensive technical upgrades in certain markets will provide for significantly greater signal presence.

RADIO STATION OVERVIEW

  The following sets forth certain information regarding the 50 radio stations that will be owned and/or operated by the Company upon completion of the Acquisitions, and the two San Diego stations for which Jacor provides programming and for which it sells air time.

                                                                                                    TARGET
                   JACOR(J)      COMBINED       COMBINED                                          DEMOGRAPHIC
 MARKET/        CITICASTERS(C) RADIO REVENUE RADIO REVENUE                              TARGET       SHARE
 STATION           NOBLE(N)     MARKET RANK  MARKET SHARE %          FORMAT          DEMOGRAPHIC    %/RANK
 -------        -------------- ------------- --------------          ------          ------------ -----------
ATLANTA                             1             23.2
 WPCH-FM             J                                      Adult Contemporary       Women 25-54    9.8/2
 WGST-AM/FM(1)       J                                      News Talk                Men 25-54      5.5/17
 WKLS-FM             C                                      Album Oriented Rock      Men 18-34      11.3/3
SAN DIEGO                           1             13.9
 KHTS-FM             J                                      TBD
 XTRA-FM(2)          N                                      Rock Alternative         Men 18-34      10.5/1
 XTRA-AM(2)          N                                      Sports                   Men 25-54      4.5/6
DENVER (3)                          1             45.9
 KOA-AM              J                                      News Talk                Men 25-54      10.4/1
 KRFX-FM             J                                      Classic Rock             Men 25-54      9.6/2
 KBPI-FM             J                                      Album Oriented Rock      Men 18-34      10.0/2
 KTLK-AM             J                                      Talk                     Adults 35-64   3.2/10
 KHIH-FM             N                                      Jazz                     Adults 25-54   4.9/10
 KHOW-AM             N                                      Talk                     Adults 25-54   1.8/18
 KBCO-AM             N                                      Talk                     Adults 25-54     --
 KBCO-FM             N                                      Album Oriented Rock      Men 18-34      6.8/3
PHOENIX                             7             6.6
 KSLX-AM/FM          C                                      Classic Rock             Men 25-54      6.9/3
ST. LOUIS                           6             8.6
 KMJM-FM             N                                      Urban Adult Contemporary Adults 25-54   6.3/6
 KATZ-FM             N                                      Urban Talk               Adults 25-54   1.2/18
 KATZ-AM             N                                      Black Oldies             Adults 35-64   1.6/15
TAMPA                               1             24.3
 WFLA-AM             J                                      News Talk                Adults 25-54   3.7/13
 WFLZ-FM             J                                      Contemporary Hit Radio   Adults 18-34   16.1/1
 WDUV-FM             J                                      Beautiful/EZ             Adults 35-64   4.5/10
 WBRD-AM             J                                      Talk                     Adults 35-64     --
 WXTB-FM             C                                      Album Oriented Rock      Men 18-34      21.8/1
 WTBT-FM             C                                      Classic Rock             Men 25-54      6.0/5
CINCINNATI (3)                      1             56.8
 WLW-AM              J                                      News Talk                Men 25-54      16.8/1
 WEBN-FM             J                                      Album Oriented Rock      Men 18-34      21.0/1
 WOFX-FM             J                                      Classic Rock             Men 25-54      5.9/6
 WCKY-AM             J                                      Talk                     Adults 35-64   5.9/6
 WWNK-FM             C                                      Adult Contemporary       Women 25-54    7.8/4
 WKRQ-FM             C                                      Contemporary Hit Radio   Women 18-34    13.5/2
COLUMBUS                            1             37.9
 WTVN-AM             C                                      Adult Contemporary/Talk  Adults 25-54   4.9/7
 WLVQ-FM             C                                      Album Oriented Rock      Men 18-34      11.3/2
 WHOK-FM             C                                      Country                  Adults 25-54   4.0/8
 WLLD-FM             C                                      Country                  Adults 25-54   3.3/11
 WLOH-AM             C                                      News                     Adults 35-64     --
KANSAS CITY                         3             15.3
 WDAF-AM             C                                      Country                  Adults 35-64   8.3/2
 KYYS-FM             C                                      Album Oriented Rock      Men 18-34      11.7/4
SACRAMENTO                          2             14.3
 KRXQ-FM             C                                      Album Oriented Rock      Men 18-34      6.2/5
 KSEG-FM             C                                      Classic Rock             Men 25-54      6.2/4

                                                                                                TARGET
                 JACOR(J)      COMBINED       COMBINED                                        DEMOGRAPHIC
 MARKET/      CITICASTERS(C) RADIO REVENUE RADIO REVENUE                            TARGET       SHARE
 STATION         NOBLE(N)     MARKET RANK  MARKET SHARE %         FORMAT         DEMOGRAPHIC    %/RANK
 -------      -------------- ------------- --------------         ------         ------------ -----------
PORTLAND                          1             25.3
 KEX-AM            C                                      News Talk              Adults 35-64   7.0/3
 KKCW-FM           C                                      Adult Contemporary     Women 25-54    10.4/1
 KKRZ-FM           C                                      Contemporary Hit Radio Women 18-34    12.8/1
TOLEDO                            1             27.9
 WSPD-AM           N                                      News Talk              Adults 35-64   4.7/7
 WVKS-FM           N                                      Contemporary Hit Radio Adults 18-34   11.9/2
 WRVF-FM           N                                      Adult Contemporary     Women 25-54    14.8/2
JACKSONVILLE                      1             26.2
 WJBT-FM           J                                      Urban                  Adults 18-34   6.7/6
 WQIK-FM           J                                      Country                Adults 25-54   9.8/2
 WSOL-FM           J                                      Adult Urban            Adults 25-54   7.3/5
 WZAZ-AM           J                                      Urban Talk             Adults 35-64   0.9/17
 WJGR-AM           J                                      Talk                   Adults 25-54   0.8/17

---------------------
(1) Jacor provides programming and sells air time for the FM station pursuant to a LMA.
(2) Jacor provides programming and sells air time for these stations under an exclusive sales agency agreement.
(3) Excludes stations WAQZ-FM, WAOZ-AM and WSAI-AM in Cincinnati and KTCL-FM in Denver which Jacor sells advertising time for pursuant to JSAs.

TELEVISION

  Upon the acquisition of Citicasters, Jacor will own a television station in each of the Cincinnati and Tampa markets where it currently owns and operates multiple radio stations. Owning and operating television and radio stations in the same market requires an FCC waiver. See "Risk Factors--Pending Acquisitions." By operating television stations in markets where Jacor has a significant radio presence, Jacor expects to realize significant operating advantages, including shared news departments and administrative overhead, as well as cross-selling of advertising time and cross promotions.

  The following table sets forth certain information regarding these stations and the markets in which they operate:

                                                      COMMERCIAL
                                                       STATIONS
                                    STATION RANK (1)   IN MARKET
                             TV     ----------------- -----------
                NATIONAL HOUSEHOLDS            ADULTS
                 MARKET  IN DMA (1)     TV      AGED                 CABLE      NETWORK
MARKET/STATION  RANK (1)   (000S)   HOUSEHOLDS 25-54   VHF   UHF  SUBSCRIBER% AFFILIATION
--------------  -------- ---------- ---------- ------ ----- ----- ----------- -----------
Tampa, FL          15      1,395         2        4       2     8      70         CBS
 WTSP
Cincinnati,
 OH                29        793         3       1T       3     2      61         ABC(2)
 WKRC

---------------------
(1)Rankings for Designated Market Area ("DMA"), 6:00 a.m. to 2:00 a.m., Sunday-Saturday for "TV Households" and "Adults aged
   25-54." "T" designates tied. This market information is from Nielsen.
(2)This station is scheduled to switch its network affiliation to CBS in June 1996.

RECENT DEVELOPMENTS

  In February 1996, Jacor entered into an agreement to acquire Citicasters. Citicasters owns and/or operates 19 radio stations, located across the United States in Atlanta, Phoenix, Tampa, Portland, Kansas City, Cincinnati, Sacramento, Columbus and two television stations, one located in Tampa and one in Cincinnati. The Citicasters acquisition enhances Jacor's existing station portfolios in Atlanta, Tampa and Cincinnati and creates new multiple station platforms in Phoenix, Portland, Kansas City, Sacramento and Columbus.

  Also, in February 1996, Jacor entered into an agreement to acquire Noble, which owns ten radio stations serving Denver, St. Louis and Toledo. Pending the closing of this transaction, Jacor and Noble have entered into time brokerage agreements with respect to Noble's radio stations in St. Louis and Toledo. Jacor also acquired from Noble the right to provide programming to and sells the air time for one AM and one FM station serving the San Diego market. The Noble acquisition enhances Jacor's existing portfolio in Denver where it will own eight stations, in addition to creating new multiple station platforms in St. Louis and Toledo, where Jacor will own two of the four Class B FM stations.

  In February 1996, Jacor sold the business and certain operating assets of radio stations WMYU-FM and WWST-FM in Knoxville. Jacor received approximately $6.5 million in cash for this sale.

  During 1995, Jacor actively pursued the acquisition of selected stations in its existing markets and targeted new markets and acquired six radio stations. In August 1995, Jacor acquired the business and certain operating assets of radio stations WDUV-FM and WBRD-AM in Tampa. In September 1995, Jacor exercised its purchase option to acquire ownership of the licensee of radio station KHTS-FM (formerly KECR) in San Diego. In 1995, Jacor acquired the call letters, programming and certain contracts of radio station WOFX-FM in Cincinnati and then changed the call letters of its FM broadcast station WPPT to WOFX. Jacor also acquired radio stations WSOL-FM (formerly WHJX), WJBT-FM and WZAZ-AM in Jacksonville. The aggregate cash purchase price for these acquisitions was approximately $37.7 million.

ADVERTISING

  Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers. Radio serves primarily as a medium for local advertising. The growth in total radio advertising revenue tends to be fairly stable and has generally grown at a rate faster than the Gross National Product ("GNP"). With the exception of 1991, when total radio advertising revenue fell by approximately 3.1% compared to the prior year, advertising revenue has risen in each of the past 15 years more rapidly than either inflation or the GNP. Total advertising revenue in 1994 of $10.2 billion, as reported by RAB, was its highest level in the industry's history.

  During the year ended December 31, 1995, approximately 82% of Jacor's broadcast revenue would have been generated from the sale of local advertising and approximately 18% from the sale of national advertising. Jacor believes that radio is one of the most efficient, cost-effective means for advertisers to reach specific demographic groups. The advertising rates charged by Jacor's radio stations are based primarily on (i) the station's ability to attract an audience in the demographic groups targeted by its advertisers (as measured principally by quarterly Arbitron rating surveys that quantify the number of listeners tuned to the station at various times), (ii) the number of stations in the market that compete for the same demographic group, (iii) the supply of and demand for radio advertising time and (iv) the supply and pricing of alternative advertising media.

  Jacor emphasizes an aggressive local sales effort because local advertising represents a large majority of Jacor's revenues. Jacor's local advertisers include automotive, retail, financial institutions and services and healthcare. Each station's local sales staff solicits advertising, either directly from the local advertiser or through an advertising agency for the local advertisers. Jacor pays a higher commission rate to the sales staff for generating direct sales because Jacor believes that through a strong relationship directly with the advertiser, it can better understand the advertiser's business needs and more effectively design an advertising campaign to help the advertiser sell its product. Jacor employs personnel in each market to produce commercials for the advertisers. National advertising sales for each of Jacor's stations are made by Jacor's national sales managers in conjunction with the efforts of an independent advertising representative who specializes in national sales and is compensated on a commission-only basis.

  Jacor believes that sports broadcasting, absent unusual circumstances, is a stable source of advertising revenues. There is less competition for the sports listener, since only one radio station can offer a particular game. In addition, due to the higher degree of audience predictability, sports advertisers tend to sign contracts which are generally longer term and more stable than Jacor's other advertisers. Jacor's sales staffs are particularly skilled in sales of sports advertising.

  According to the Radio Advertising Bureau Radio Marketing Guide and Fact Book for Advertisers, 1994-1995, each week, radio reaches approximately 76.7% of all Americans over the age of 12. More than one-half of all radio listening is done outside the home, in contrast to other advertising mediums, and three out of four adults are reached by car radio each week. The average listener spends approximately three hours and 20 minutes per day listening to radio. The highest portion of radio listenership occurs during the morning, particularly between the time a listener wakes up and the time the listener reaches work. This "morning drive time" period reaches more than 85% of people over 12 years of age and, as a result, radio advertising sold during this period achieves premium advertising rates.

  Jacor believes operating multiple stations in a market gives it significant opportunities in competing for advertising dollars. Each multiple station platform better positions Jacor to access a significant share of a given demographic segment making Jacor stations more attractive to advertisers seeking to reach that segment of the population.

COMPETITION; CHANGES IN THE BROADCASTING INDUSTRY

  The radio broadcasting industry is a highly competitive business. The success of each of the Company's stations will depend significantly upon its audience ratings and its share of the overall advertising revenue within its market. The Company's stations will compete for listeners and advertising revenue directly with other radio stations as well as many other advertising media within their respective markets. Radio stations compete for listeners primarily on the basis of program content and by hiring high-profile talent that appeals to a particular demographic group. By building in each of its markets a strong listener base comprised of a specific demographic group, the Company will be able to attract advertisers seeking to reach those listeners.

  In addition to management experience, factors which are material to competitive position include the station's rank among radio stations in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other stations in the market area, and other advertising media in that market. Jacor attempts to improve its competitive position with promotional campaigns aimed at the demographic groups targeted by its stations and by sales efforts designed to attract advertisers. Recent changes in the FCC's policies and rules permit increased joint ownership and joint operation of local radio stations. Those stations taking advantage of these joint arrangements may in certain circumstances have lower operational costs and may be able to offer advertisers more attractive rates and services.

  The Company's audience ratings and competitive position will be subject to change, and any adverse change in a particular market could have a material adverse effect on the revenue of the Company's stations in that market. Although Jacor believes that each of the Company's stations will be able to compete effectively in the market, there can be no assurance that any one of the Company's stations will be able to maintain or increase its current audience ratings and advertising revenue.

  Although the radio broadcasting industry is highly competitive, some legal restrictions on entry exist. The operation of a radio broadcast station requires a license from the FCC and the number of radio stations that can operate in a given market is limited by the availability of the FM and AM radio frequencies that the FCC will license in that market.

  Jacor's stations also compete directly for advertising revenues with other media, including broadcast television, cable television, newspapers, magazines, direct mail, coupons and billboard advertising. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks. Greater population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry. Jacor also competes with other radio station groups to purchase additional stations.

  The FCC has allocated spectrum for a new technology, satellite digital audio radio services ("DARS"), to deliver audio programming. The FCC has proposed, but not yet adopted licensing and operating rules for DARS, so that the allocated spectrum is not yet available for service. Jacor cannot predict when and in what form such rules will be adopted. The FCC granted a waiver in September 1995 to permit one potential DARS operator to commence construction of a DARS satellite system, with the express notice that the FCC might not license such operator to provide DARS, nor would such waiver prejudge the ongoing rule making proceeding. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and/or national audiences. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital sound following industry analysis of technical standards. In addition, the FCC has authorized an additional 100 KHz of band width for the AM band and will soon allocate frequencies in this new band to certain existing AM station licensees that applied for migration prior to the FCC's cut-off date. At the end of a transition period, those licensees will be required to return to the FCC either the license for their existing AM band station or the license for the expanded AM band station. None of the stations to be affiliated with the Company have sought authorizations for operations on the expanded AM band.

  Television stations compete for audiences and advertising revenues with radio and other television stations and cable systems in their market areas and with other advertising media such as newspapers, magazines, outdoor advertising and direct mail. Competition for sales of television advertising time is based primarily on the anticipated and actually delivered size and demographic characteristics of audiences as determined by various services, price, the time of day when the advertising is to be broadcast, competition from other television stations, including affiliates of other television broadcast networks, cable television systems and other media and general economic conditions. Competition for audiences is based primarily on the selection of programming, the acceptance of which is dependent on the reaction of the viewing public, which is often difficult to predict. Additional elements that are material to the competitive position of television stations include management experience, authorized power and assigned frequency. The broadcasting industry is continuously faced with technical changes and innovations, the popularity of competing entertainment and communications media, changes in labor conditions, and governmental restrictions or actions of Federal regulatory bodies, including the FCC, any of which could possibly have a material effect on a television station's operations and profits. There are sources of video service other than conventional television stations, the most common being cable television, which can increase competition for a broadcasting television station by bringing into its market distant broadcasting signals not otherwise available to the station's audience, serving as a distribution system for national satellite-delivered programming and other non-broadcast programming originated on a cable system and selling advertising time to local advertisers. Other principal sources of competition include home video exhibition and direct-to-home broadcast satellite television ("DBS") entertainment services. Moreover, technology advances and regulatory changes affecting programming delivery through fiber optic telephone lines and video compression could lower entry barriers for new video channels and encourage the development of increasingly specialized "niche" programming. The Telecom Act permits telephone companies to provide video distribution services via radio communication, on a common carrier basis, as "cable systems" or as "open video systems," each pursuant to different regulatory schemes. Jacor is unable to predict the effect that technological and regulatory changes will have on the broadcast television industry and on the future profitability and value of a particular broadcast television station.

  The FCC authorizes DBS services throughout the United States. Currently, two FCC permittees, DirecTv and United States Satellite Broadcasting, provide subscription DBS services via high power communications satellites and small dish receivers, and other companies provide direct-to-home video service using lower powered satellites and larger receivers. Additional companies are expected to commence direct-to-home operations in the near future. DBS, as well as other new technologies, will further increase competition in the delivery of video programming.

  Jacor cannot predict what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

FEDERAL REGULATION OF BROADCASTING

  The ownership, operation and sale of stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act. On February 8, 1996, the President signed the Telecom Act. The Telecom Act, among other measures, directs the FCC to (a) eliminate the national radio ownership limits; (b) increase the local radio ownership limits as specified in the Telecom Act; (c) issue broadcast licenses for periods of eight years; and (d) eliminate the opportunity for the filing of competing applications against broadcast renewal applications. Certain of these measures have been adopted by the FCC by an order released in March 1996, which will be effective upon publication in the Federal Register. Other provisions of the Telecom Act will be acted upon by the FCC through rule-making proceedings, presently scheduled for completion by the end of 1996.

  Radio stations in the United States operate either by Amplitude Modulation
(AM), conducted on 107 different frequencies located between 540 and 1600 kilohertz (kHz) (plus 10 frequencies between 1610-1710 kHz on the newly expanded AM band) in the low frequency band of the electromagnetic spectrum, or by Frequency Modulation (FM), conducted on approximately 100 different frequencies located between 88 and 108 megahertz (MHz) at the very high frequency band of the electromagnetic spectrum.

  Television stations in the United States operate as either Very High Frequency (VHF) stations (channels 2 through 13) or Ultra High Frequency (UHF) stations (channels 14-69). UHF stations in many cases have a weaker signal and therefore do not achieve the same coverage as VHF stations.

  License Grants and Renewals. The Communications Act provides that a broadcast station license may be granted to an applicant if the grant would serve the public interest, convenience and necessity, subject to certain limitations referred to below. In making licensing determinations, the FCC considers the legal, technical, financial and other qualifications of the applicant, including compliance with the Communications Act's limitations on alien ownership, compliance with various rules limiting common ownership of broadcast, cable and newspaper properties, and the "character" of the licensee and those persons holding "attributable" interests in the licensee. Broadcast station licenses are granted for specific periods of time and, upon application, are renewable for additional terms. The Telecom Act amends the Communications Act to provide that broadcast station licenses be granted, and thereafter renewed, for a term not to exceed eight years, if the FCC finds that the public interest, convenience, and necessity would be served.

  Generally, the FCC renews licenses without a hearing. The Telecom Act amends the Communications Act to require the FCC to grant an application for renewal of a broadcast station license if: (1) the station has served the public interest, convenience and necessity; (2) there have been no serious violations by the licensee of the

Communications Act or the rules and regulations of the FCC; and (3) there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC which, taken together, would constitute a pattern of abuse. Pursuant to the Telecom Act, competing applications against broadcast renewal applications will no longer be entertained. The Telecom Act provides that if the FCC, after notice and an opportunity for a hearing, decides that the requirements for renewal have not been met and that no mitigating factors warrant lesser sanctions, it may deny a renewal application. Only thereafter may the FCC accept applications by third parties to operate on the frequency of the former licensee. The Communications Act continues to authorize the filing of petitions to deny against license renewal applications during particular periods of time following the filing of renewal applications. Petitions to deny can be used by interested parties, including members of the public, to raise issues concerning the qualifications of the renewal applicant.

  Except for certain of the Company's Florida stations, whose licenses have been renewed for seven years expiring in 2003, the current seven-year terms of the broadcasting licenses of all of the Company's stations expire in 1996, 1997 and 1998. Jacor does not anticipate any material difficulty in obtaining license renewals for eight-year terms in the future.

  The following sets forth the market, FCC license classification, antenna height above average terrain ("HAAT"), power, frequency and FCC license expiration date for the 50 radio stations that will be owned and/or operated by the Company upon completion of the Acquisitions and the two San Diego stations to which Jacor provides programming and for which it sells air time.

                                  HAAT                                       EXPIRATION
                       FCC         IN        POWER IN                          DATE OF
 MARKET/STATION       CLASS       FEET       KILOWATTS       FREQUENCY       FCC LICENSE
 --------------       -----       ----       ---------       ---------       -----------
ATLANTA, GA
 WPCH-FM               C          984          100           94.9 MHz          4/1/96
 WGST-AM               2          --           50/1          640 kHz           4/1/96
 WGST-FM(1)            C2         492          50            105.7 MHz         4/1/96
 WKLS-FM               C          984          100           96.1 MHz
SAN DIEGO, CA
 KHTS-FM               B          1887         1.8           93. 3 MHz         12/1/97
 XTRA-FM(2)            C          804          100           91.1 MHz            (3)
 XTRA-AM(2)            1          --           77/50         690 kHz             (3)
DENVER, CO(4)
 KOA-AM                1B                      50/50         850 kHz           4/1/97
 KRFX-FM               C          1045         100           103.5 MHz         4/1/97
 KBPI-FM               C          988          100           106.7 MHz         4/1/97
 KTLK-AM               2          --           50/1          760 kHz           4/1/97
 KHIH-FM               C          1608         100           95.7 MHz          4/1/97
 KHOW-AM               3          --           5/5           630 kHz           4/1/97
 KBCO-AM               2          --           5/.1          1190 kHz          4/1/97
 KBCO-FM               C          1542         100           97.3 MHz          4/1/97
PHOENIX, AZ
 KSLX-AM               3          --           5/.52         1440 kHz          10/1/97
 KSLX-FM               C          1841         100           100.7 MHz         10/1/97
ST. LOUIS, MO
 KMJM-FM               C          1027         100           107.7 MHz         2/1/97
 KATZ-FM               B          489          50            100.3 MHz         12/1/96
 KATZ-AM               3          --           5/5           1600 kHz          2/1/97
TAMPA, FL
 WFLA-AM               3          --           5/5           970 kHz           2/1/03
 WFLZ-FM               C          1350         98.5          93.3 MHz          2/1/03
 WDUV-FM               C          1358         100           103.5 MHz         2/1/03
 WBRD-AM               3          --           2.5/1         1420 kHz          2/1/03
 WXTB-FM               C          1345         100           97.9 MHz          2/1/03
 WTBT-FM               A          285          6             105.5 MHz         2/1/03
CINCINNATI, OH(4)
 WLW-AM                1A         --           50/50         700 kHz           10/1/96
 WEBN-FM               B          876          16.6          102.7 MHz         10/1/96
 WOFX-FM               B          909          16            92.5 MHz          10/1/96
 WCKY-AM               3          --           5/1           550 kHz           10/1/96
 WWNK-FM               B          600          32            94.1 MHz          10/1/96
 WKRQ-FM               B          876          16.2          101.9 MHz         10/1/96

                                 HAAT                                       EXPIRATION
                      FCC         IN        POWER IN                          DATE OF
 MARKET/STATION      CLASS       FEET       KILOWATTS       FREQUENCY       FCC LICENSE
 --------------      -----       ----       ---------       ---------       -----------
COLUMBUS, OH
 WTVN-AM              3                       5/5           610 kHz           10/1/96
 WLVQ-FM              B          751          18            96.3 MHz          10/1/96
 WHOK-FM              B          761          21            95.5 MHz          10/1/96
 WLLD-FM              A          755          .580          98.9 MHz          10/1/96
 WLOH-AM              3          --           1/0           1320 kHz          10/1/96
KANSAS CITY, MO
 WDAF-AM              3          --           5/5           610 kHz           12/1/96
 KYYS-FM              C          1001         100           102.1 MHz         12/1/96
SACRAMENTO, CA
 KRXQ-FM              B          325          25            93.7 MHz          12/1/97
 KSEG-FM              B          499          50            96.9 MHz          12/1/97
PORTLAND, OR
 KEX-AM               1B         --           50/50         1190 kHz          2/1/98
 KKCW-FM              C          1654         100           103.3 MHz         2/1/98
 KKRZ-FM              C          1434         100           100.3 MHz         2/1/98
TOLEDO, OH
 WSPD-AM              3          --           5/5           1370 kHz          10/1/96
 WVKS-FM              B          479          50            92.5 MHz          10/1/96
 WRVF-FM              B          807          19.1          101.5 MHz         10/1/96
JACKSONVILLE, FL
 WJBT-FM              A          299          6             92.7 MHz          2/1/03
 WQIK-FM              C          1014         100           99.1 MHz          2/1/03
 WSOL-FM              C          1463         100           101.5 MHz         2/1/03
 WZAZ-AM              4          --           1/1           1400 kHz          2/1/03
 WJGR-AM              3          --           5/5           1320 kHz          2/1/03

---------------------
(1)Jacor provides programming to and sells air time for this station under an LMA.
(2)Jacor provides programming to and sells air time for these stations under an exclusive sales agency agreement.
(3)These stations are not licensed by the FCC, but rather are licensed by the Mexican government.
(4) Excludes stations WAQZ-FM, WAOZ-AM and WSAI-AM in Cincinnati and KTCL-FM in Denver which Jacor sells advertising time for pursuant to JSAs.

  License Assignments and Transfers of Control. The Communications Act also prohibits the assignment of a license or the transfer of control of a corporation holding such a license without the prior approval of the FCC. Applications to the FCC for such assignments or transfers are subject to petitions to deny by interested parties and must satisfy requirements similar to those for renewal and new station applicants.

  Ownership Rules. Rules of the FCC limit the number and location of broadcast stations in which one licensee (or any party with a control position or attributable ownership interest therein) may have an attributable interest. The "national radio ownership rule" had generally prohibited any one non-minority individual or entity from having a control position or attributable ownership interest in more than 20 AM or more than 20 FM radio stations nationwide. The Telecom Act directs the FCC to modify its rules to eliminate any provisions limiting the number of radio stations which may be owned or controlled by one entity nationally. The FCC adopted this rule change by an order issued in March 1996, which will be effective upon publication in the Federal Register.

  The "local radio ownership rule" limits the number of stations in a radio market in which any one individual or entity may have a control position or attributable ownership interest. The local radio ownership rule had provided for markets with 15 or more radio stations, a limit of two AMs and two FMs, provided generally that the combined audience shares of the co-owned stations did not exceed 25% of the radio ratings market at the time of acquisition. The Telecom Act directs the FCC to revise its rules to increase the local radio ownership limits as follows: (a) in markets with 45 or more commercial radio stations, a party may own up to eight commercial radio stations, no more than five of which are in the same service (AM or FM); (b) in markets with 30-44 commercial radio stations, the limit is seven commercial radio stations, no more than four of which are in the same service; (c) in markets with 15-29 commercial radio stations, the limit is six commercial radio stations, no more than four of which are in the same service; and (d) in markets with 14 or fewer commercial radio stations, a party may own up to five commercial radio stations, no more than three of which are in the same service, provided that no party may own more than 50% of the commercial stations in the market. The FCC adopted these changes to the local radio ownership rule by an order issued in March 1996, which will be effective upon publication in the Federal Register. In addition, the FCC has a "cross interest" policy that may prohibit a party with an attributable interest in one station in a market from also holding either a "meaningful" non-attributable equity interest (e.g., non-voting stock, voting stock, limited partnership interests) or key management position in another station in the same market, or which may prohibit local stations from combining to build or acquire another local station. The FCC is presently evaluating its cross-interest policy as well as policies governing attributable ownership interests. Jacor cannot predict whether the FCC will adopt any changes in these policies or, if so, what the new policies will be.

   Under the current rules, an individual or other entity owning or having voting control of 5% or more of a corporation's voting stock is considered to have an attributable interest in the corporation and its stations, except that banks holding such stock in their trust accounts, investment companies, and certain other passive interests are not considered to have an attributable interest unless they own or have voting control over 10% or more of such stock. The FCC is currently evaluating whether to raise the foregoing benchmarks to 10% and 20%, respectively. An officer or director of a corporation or any general partner of a partnership also is deemed to hold an attributable interest in the media license. Under the current rules, Zell/Chilmark is considered a single majority shareholder of Jacor, and minority shareholders are not considered to have attributable interests in Jacor's stations. The FCC has asked for comments as to whether it should continue the single majority shareholder exemption. Jacor cannot predict whether the FCC will adopt these or any other proposals.

  The rules also generally prohibit the acquisition of an ownership or control position in a television station and one or more radio stations serving the same market (termed the "one-to-a-market" rule). Current FCC policy looks favorably upon waiver requests relating to television and AM/FM radio combinations in the top 25 television markets where at least 30 separately owned broadcast stations will remain after the combination. One-to-a-market waiver requests in other markets, as well as those in the top 25 television markets that involve the combination of a television station and more than one same service (AM or FM) radio station, presently are evaluated by the FCC pursuant to a five-part, case-by-case standard. The FCC also has an established policy for granting waivers that involve "failed" stations. The FCC currently is considering changes to its one-to-a-market waiver standards in a pending rule-making proceeding. The Telecom Act instructs the FCC to extend its top 25 market/30 voices waiver policy to the top 50 markets, consistent with the public interest, convenience, and necessity. The Telecom Act conferees stated that they expect the FCC in its future implementation of its current one-to-a-market waiver policy, as well as in any future changes the FCC may adopt in the pending rule making, to take into account increased competition and the need for diversity in today's radio marketplace. The FCC also plans to review and possibly modify its current prohibitions relating to ownership or control positions in a daily newspaper and a broadcast station in the same market.

  Holders of non-voting stock generally will not be attributed an interest in the issuing entity, and holders of debt and instruments such as warrants, convertible debentures, options, or other non-voting interests with rights of conversion to voting interests generally will not be attributed such an interest unless and until such conversion is effected. The FCC is currently considering whether it should attribute non-voting stock, or perhaps non-voting stock interests when combined with other rights, such as voting shares or contractual relationships, along with its review of its other attribution policies. Jacor cannot predict whether the FCC will adopt these or other changes in its attribution policies.

  Under the Communications Act, broadcast licenses may not be granted, transferred or assigned to any corporation of which more than one-fifth of the capital stock is owned of record or voted by non-U.S. citizens or foreign governments or their representatives (collectively, "Aliens"). In addition, the Communications Act provides that no broadcast license may be held by any corporation of which more than one-fourth of the capital stock is owned of record or voted by Aliens, without an FCC public interest finding. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including general and limited partnerships. The FCC also prohibits a licensee from continuing to control broadcast licenses if the licensee otherwise falls under Alien influence or control in a manner determined by the FCC to be in violation of the Communications Act or contrary to the public interest. No officers, directors or significant shareholders of Jacor are known by Jacor to be Aliens.

  Regulation of Broadcast Operations. In order to retain licenses, broadcasters are obligated, under the Communications Act, to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized regulatory procedures and requirements developed to promote the broadcast of certain types of programming responsive to the problems, needs, and interests of a station's community of license.

  The regulatory changes have provided broadcast stations with increased flexibility to design their program formats and have provided relief from some recordkeeping and FCC filing requirements. However, licensees continue to be required to present programming that is responsive to significant community issues and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming have been considered by the FCC when evaluating licensee renewal applications and at other times. The FCC has proposed implementing the changes in its broadcast renewal procedures required by the Telecom Act by a rule making proceeding scheduled to be completed by the end of 1996. That proceeding may further illuminate the standards for renewal of broadcast licenses under the Telecom Act.

  Stations still are required to follow various rules promulgated under the Communications Act that regulate political broadcasts, political advertisements, sponsorship identifications, technical operations and other matters. "Equal Opportunity" and affirmative action requirements also exist. Failure to observe these or other rules can result in the imposition of monetary forfeitures or in the grant of a "short" (less than full term) license term or license revocation. The Telecom Act states that the FCC may deny, after a hearing, the renewal of a broadcast license for serious violations of the Communications Act or the FCC's rules or where there have been other violations which together constitute a pattern of abuse.

  In 1985, the FCC adopted rules regarding human exposure to levels of radio frequency ("RF") radiation. These rules require applicants for new broadcast stations, renewals of broadcast licenses or modification of existing licenses to inform the FCC at the time of filing such applications whether a new or existing broadcast facility would expose people to RF radiation in excess of certain guidelines. In March 1993, the FCC proposed adopting more restrictive radiation limits. Jacor cannot predict whether the FCC will adopt this or any other proposal.

  Agreements With Other Broadcasters. Over the past several years a significant number of broadcast licensees, including certain of Jacor's subsidiaries, have entered into cooperative agreements with other stations in their market. These agreements may take varying forms, subject to compliance with the requirements of the FCC's rules and policies and other laws. Typically, separately owned stations may agree to function cooperatively in terms of programming, advertising sales, etc., subject to the licensee of each station maintaining independent control over the programming and station operations of its own station. One typical example is a LMA between two separately owned stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments for its own account. Another is a JSA pursuant to which a licensee sells advertising time on both its own station or stations and on another separately owned station.

  In the past, the FCC has determined that issues of joint advertising sales should be left to antitrust enforcement and has specifically exempted LMAs from its "cross-interest" policy. Furthermore, the FCC has held that LMAs do not per se constitute a transfer of control and are not contrary to the Communications Act provided that the licensee of the station maintains complete responsibility for and control over operations of its broadcast station (including, specifically, control over station finances, personnel and programming) and complies with applicable FCC rules and with antitrust laws. At present, the FCC is considering whether it should treat as attributable multiple business arrangements among local stations, such as joint sales accompanied by debt financing. The Company cannot predict whether the FCC would require the termination or restructuring of

Jacor's JSAs or other arrangements with broadcasters in the Cincinnati and Denver markets in connection with the FCC's pending rule making on attribution or other FCC proceedings.

  Under certain circumstances, the FCC will consider a radio station brokering time on another radio station serving the same market to have an attributable ownership interest in the brokered station for purposes of the FCC's radio multiple ownership rules. In particular, a radio station is not permitted to enter into a LMA giving it the right to program more than 15% of the broadcast time, on a weekly basis, of another local radio station which it could not own under the FCC's local radio ownership rules.

  The FCC's rules also prohibit a radio licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (i.e., AM-AM or FM-FM) whether it owns both stations or operates both through a LMA where both stations serve substantially the same geographic area.

  FCC Consideration of Acquisitions. On February 8, 1996, Jacor filed an application with the FCC for its consent to the transfer of control of Noble Broadcast Licenses, Inc. ("Noble Licenses"), the licensee of ten full-powered radio stations in the Toledo, St. Louis and Denver markets, from John T. Lynch et al., to Jacor (the "Noble Transfer Application"). The Noble Transfer Application has been accepted by the FCC and, pursuant to the Communications Act and the FCC's rules, interested third parties may file petitions to deny the Noble Transfer Application until March 22, 1996, and thereafter may file informal objections until the Noble Transfer Application is granted. Jacor presently owns two AM and two FM stations in the Denver market, and Noble presently owns two AM and two FM stations serving the Denver market. The Noble Transfer Application provides a technical statement demonstrating that, pursuant to the FCC's methodology for calculating market size, the Denver market contains more than 45 commercial radio stations, and the Company would own eight commercial radio stations, no more than four of which are in the same service. To the extent that the FCC's revision of its local radio ownership rules pursuant to the Telecom Act is not formally in effect by the time the FCC acts on the Noble Transfer Application, Jacor has asked for a waiver of such rules to the extent deemed necessary.

  On February 22, 1996, Jacor filed an application with the FCC for its consent to the transfer of control of Citicasters Co., the licensee of 19 full-powered radio stations in the Atlanta, Phoenix, Tampa, Cincinnati, Portland, Sacramento, Columbus and Kansas City markets, and two television stations in the Tampa and Cincinnati markets, from the shareholders of Citicasters to Jacor (the "Citicasters Transfer Application"). The Citicasters Transfer Application has been accepted by the FCC and, pursuant to the Communications Act and the FCC's rules, interested third parties may file petitions to deny the Citicasters Transfer Application until April 4, 1996, and thereafter may file informal objections until the Citicasters Transfer Application is granted. Jacor presently owns and/or has LMAs with two AM and one FM station in the Atlanta market, two AM and two FM stations in the Tampa market and two AM and two FM stations in the Cincinnati market. The Citicasters Transfer Application provides a technical statement demonstrating that, pursuant to the FCC's methodology for calculating market size, the relevant radio market in Atlanta, Tampa and Cincinnati contains more than 45 commercial radio stations, and the Company would own less than eight commercial radio stations, and less than five in the same service in each such radio market. To the extent that the FCC's revision of its national and local radio ownership rules pursuant to the Telecom Act is not formally in effect by the time the FCC acts on the Citicasters Transfer Application, Jacor has asked for a waiver of such rules to the extent deemed necessary. The television stations licensed to Citicasters are in markets in which Jacor and Citicasters own radio stations. Consequently, the Citicasters Transfer Application requests waivers of the one-to-a-market rule to permit the permanent co-ownership of these television and radio stations. The Citicasters Transfer Application notes that the FCC may choose to grant initially temporary waivers of the one-to-a-market rule in connection with the transfer of Citicasters to Jacor and thereafter rule on the permanent waiver requests.

  Legislation and Regulation of Television Operations. Television stations are regulated by the FCC pursuant to provisions of the Communications Act and the FCC rules that are in many instances the same or similar to those applicable to radio stations. Besides technical differences between television and radio, principal variances in regulation relate to limits on national and local ownership, LMAs and simulcasts, children's programming requirements, advanced television service, signal carriage rights on cable systems, license terms, "V-chip" technology and network/affiliate relations.

  The current FCC rules prohibit combined local ownership or control of television stations with overlapping "Grade B" service contours (unless established waiver standards are met). The Telecom Act directs the FCC to conduct a rule-making proceeding to determine whether to retain, modify or eliminate these local television ownership rules. This rule making is presently scheduled for completion by the end of 1996. The current FCC rules also prohibit (with certain qualifications) any person or entity from having an attributable interest in more than 12 full-power television stations, subject to a 25% national audience reach limitation. Pursuant to the Telecom Act, the FCC has modified this national television ownership rule, which will be effective upon publication in the Federal Register, by eliminating the 12-station limit and permitting an entity to have a attributable interest in an unlimited number of U.S. television stations so long as such stations do not reach in the aggregate more than 35% of the national television audience. Additionally, the rules prohibit (with certain qualifications) the holder of an attributable interest in a television station from also having an attributable interest in a radio station, daily newspaper or cable television system serving a community located within the relevant coverage area of that television station. As noted above, the radio/television one-to-a-market rule is under review and the FCC also plans to review and possibly modify its current broadcast/daily newspaper restriction. The Telecom Act mandates the elimination of the restriction of network ownership of cable systems and the implementation, if necessary, of rules to ensure nondiscriminatory carriage and channel positioning of nonaffiliated broadcast stations by network-owned cable systems. The FCC has stated that this change will be implemented by an order released in March 1996.

  Presently, LMAs between television stations are not treated as attributable interests and there is no restriction on same-market television simulcasts. The FCC is considering in a pending rule making proceeding whether to treat television LMAs similar to radio LMAs for multiple ownership rule purposes. The Citicasters television stations are not participants in LMAs.

  The FCC is conducting a rule-making proceeding to consider proposals to increase and quantify television stations' programming obligations under the FCC rules implementing the Children's Television Act of 1990, which requires television stations to present programming specifically directed to the "educational and informational" needs of children under the age of 16.

  The FCC is conducting a rule-making proceeding to devise a table of channel allotments in connection with the introduction of advanced (or "high definition") television service ("ATV"). The FCC has preliminarily decided to allot a second broadcast channel to each full-power commercial television station for ATV operation. According to this preliminary decision, stations would be permitted to phase in their ATV operations over a period of several years following adoption of a final table of allotments, after which they would be required to surrender their non-ATV channel. Meanwhile, Congress is considering proposals that would require incumbent broadcasters to bid at auctions for the additional spectrum required to effect a transition to ATV, or alternatively, would assign additional ATV spectrum to incumbent broadcasters and require the early surrender of their non-ATV channel for sale by public auction. It is not possible to predict if, or when, any of these proposals will be adopted or the effect, if any, adoption of such proposals would have on the Citicasters television stations.

  FCC regulations implementing the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") require each television broadcaster to elect, at three-year intervals beginning June 17, 1993, either to (a) require carriage of its signal by cable systems in the station's market ("must-carry") or (b) negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market ("retransmission consent"). In a 2-1 decision issued on December 13, 1995, a special three-judge panel of the U.S. District Court for the District of Columbia upheld the constitutionality of the must-carry provisions. The District Court's decision has been appealed to the U.S. Supreme Court, which will hear the appeal during its 1996-1997 term, with a decision expected in the second calendar quarter of 1997. In the meantime, the FCC's must-carry regulations implementing the Cable Act remain in effect. The Company cannot predict the outcome of the Supreme Court review of the case.

  Until the passage of the Telecom Act, television licenses were granted and renewed for a maximum of five years. The Telecom Act amends the Communications Act to provide that broadcast station licenses be granted, and thereafter renewed, for a term not to exceed eight years, if the FCC finds that the public interest, convenience, and necessity would be served. The Telecom Act also requires the broadcast and cable industries to develop and transmit an encrypted rating that would permit the blocking of violent or indecent video programming and allow telephone companies to operate cable television systems in their own service areas.

  At present, the Citicasters Cincinnati television station is an ABC-network affiliate and the Citicasters Tampa television station is a CBS affiliate. Both are VHF stations. The FCC currently is reviewing certain of its rules governing the relationship between broadcast television networks and their affiliated stations. The FCC is conducting a rule-making proceeding to examine its rules prohibiting broadcast television networks from representing their affiliated stations for the sale of non-network advertising time and from influencing or controlling the rates set by their affiliates for the sale of such time. Separately, the FCC is conducting a rule- making proceeding to consider the relaxation or elimination of its rules prohibiting broadcast networks from (a) restricting their affiliates' right to reject network programming; (b) reserving an option to use specified amounts of their affiliates' broadcast time; and (c) forbidding their affiliates from broadcasting the programming of another network; and to consider the relaxation of its rule prohibiting network-affiliated stations from preventing other stations from broadcasting the programming of their network.

  Proposed Changes. The FCC has not yet implemented formally the changes to its rules necessitated by the Telecom Act. Moreover, the Congress and the FCC have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, (i) affect the operation, ownership and profitability of the Company and its broadcast stations, (ii) result in the loss of audience share and advertising revenues of the Company's radio broadcast stations,
(iii) affect the ability of the Company to acquire additional broadcast stations or finance such acquisitions, (iv) affect current cooperative agreements and/or financing arrangements with other radio broadcast licensees, or (v) affect the Company's competitive position in relationship to other advertising media in its markets. Such matters include, for example, changes to the license authorization and renewal process; proposals to revise the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting; proposals to alter the benchmarks or thresholds for attributing ownership interest in broadcast media; proposals to change rules or policies relating to political broadcasting; changes to technical and frequency allocation matters, including those relative to the implementation of digital audio broadcasting on both a satellite and terrestrial basis; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership, alien ownership and cross-ownership policies; proposals to allow greater telephone company participation in the delivery of audio and video programming; proposals to limit the tax deductibility of advertising expenses by advertisers; potential auctions for ATV or non-ATV television spectrum; the implementation of "V-chip" technology; and changes to children's television programming requirements, signal carriage rights on cable systems and network affiliate relations.

  Although Jacor believes the foregoing discussion is sufficient to provide the reader with a general understanding of all material aspects of FCC regulations that affect the Company, it does not purport to be a complete summary of all provisions of the Communications Act or FCC rules and policies. Reference is made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information.

ENERGY AND ENVIRONMENTAL MATTERS

  Jacor's source of energy used in its broadcasting operations is electricity. No limitations have been placed on the availability of electrical power, and management believes its energy sources are adequate. Management believes that Jacor is currently in material compliance with all statutory and administrative requirements as related to environmental quality and pollution control.

EMPLOYEES

  Jacor has no direct employees. Jacor's subsidiaries employ 1,170 persons, 836 on a full-time and 334 on a part time basis. Each Jacor station has its own complement of employees which generally include a general manager, sales manager, operations manager, business manager, advertising sales staff, on-air personalities and clerical personnel. No Jacor employee is represented by a union.

PROPERTIES/FACILITIES

  Jacor owns the office and studio facilities for WQIK(FM) and WJGR(AM) in Jacksonville, Florida (6,875 square feet) and the office and studio facilities for WFLZ(FM), WFLA(AM) and WDUV(FM) in Tampa, Florida (43,000 square feet). Jacor leases space for the office and studio facilities at its other station locations in Jacksonville, Florida (two sites of 4,567 and 5,000 square feet, respectively); Atlanta (19,500 square feet); Denver (25,964 square feet); Cincinnati (27,601 square feet) and Tampa (6,000 square feet). The two leases in Jacksonville expire in 1997 and 1998, respectively. The Denver and Atlanta leases expire in 1999 and 2007, respectively. The Cincinnati lease expires in 1998 and has two five-year renewal options. The small Tampa lease is a month-to-month lease for WBRD-AM. Jacor leases approximately 10,000 square feet for its corporate offices in Cincinnati under a lease expiring in 1996 with a five-year renewal option. The office (500 square feet) for KHTS in San Diego, California is a month-to-month lease. In conjunction with Jacor's acquisition of radio station WOFX(FM) (formerly WPPT) in Cincinnati, Jacor purchased the building from which such station previously operated. Jacor plans to sell this building.

  Expansion of Jacor's operations generally comes from the acquisition of stations and their facilities and ordinarily does not create a need for additional space at existing locations, although the emergence of LMAs and JSAs with other stations in Jacor's existing markets could create such a need. Any future need for additional office and studio space at existing locations will be satisfied by the construction of additions to the Company-owned facilities and, in the case of leased facilities, the lease of additional space or the relocation of the office and studio. Jacor's office and studio facilities are all located in downtown or suburban office buildings and are capable of being relocated in any suitable office facility in the station market area.

  Jacor owns the antenna tower and tower site for radio station WJBT(FM) in Jacksonville, Florida. Jacor also owns the towers and tower site locations for its AM stations in Atlanta, Denver, Jacksonville, Tampa and WLW(AM) in Cincinnati. For the tower site at WCKY(AM), Cincinnati, and for all its other FM stations, the Company leases tower space for its FM antennae under leases expiring from 1996 to 2013. Jacor, through a wholly owned subsidiary, owns the real estate on which the tower sites are located for XTRA-AM and XTRA-FM, stations to which Jacor provides programming and for which its sells air time.

  Jacor owns substantially all of its equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The towers, antennae and other transmission equipment used by Jacor's stations are in generally good condition. In management's opinion, the quality of the signals range from good to excellent, and Jacor is committed to maintaining and updating its equipment and transmission facilities in order to achieve the best possible signal in the market area.

  Although Jacor believes its properties are generally adequate for its operations, opportunities to upgrade facilities are continuously reviewed.

  See Notes 7 and 11 of Notes to Consolidated Financial Statements included elsewhere herein for a description of encumbrances against Jacor's properties and Jacor's rental obligations.

LITIGATION

  From time to time, Jacor becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of Jacor's management, there are no material legal proceedings pending against Jacor.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of Jacor are as follows:

      NAME               AGE                           POSITION
Sheli Z. Rosenberg......  54 Board Chair and Director
Randy Michaels..........  43 President, Co-Chief Operating Officer and Director
Robert L. Lawrence......  43 Co-Chief Operating Officer and Director
R. Christopher Weber....  40 Senior Vice President, Chief Financial Officer and Secretary
Jon M. Berry............  49 Senior Vice President and Treasurer
John W. Alexander.......  49 Director
Rod F. Dammeyer.........  55 Director
F. Philip Handy.........  51 Director
Marc Lasry..............  36 Director

  All directors hold office until the annual meeting of shareholders next following their election, or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

  The Board of Directors currently has two standing committees, the Compensation Committee and the Audit Committee. The Compensation Committee consists of three directors, Messrs. Dammeyer and Handy and Mrs. Rosenberg. The basic function of the Compensation Committee is to determine stock option grants to executive officers and other key employees, as well as to review salaries, bonuses, and other elements of compensation of executive officers and other key employees and make recommendations on such matters to the full Board of Directors. The Audit Committee consists of three directors, Messrs. Alexander and Dammeyer and Mrs. Rosenberg. The basic function of the Audit Committee is to review the financial statements of the Company, to consult with Jacor's independent auditors and to consider such other matters with respect to the internal and external audit of the financial affairs of Jacor as may be necessary or appropriate in order to facilitate accurate financial reporting.

  Information with respect to the business experience and affiliations of the directors and executive officers of Jacor is set forth below.

  Sheli Z. Rosenberg was elected as Jacor's Board Chair in February 1996. She is also the President and a member of the law firm of Rosenberg & Liebentritt, P.C. since 1980. Mrs. Rosenberg is also Chief Executive Officer, President and a director of Equity Financial and Management Company and its parent successor Equity Group Investments, Inc., a privately owned and affiliated investment and management company. Mrs. Rosenberg is also a director of Great American Management and Investment, Inc. ("GAMI"), a diversified manufacturing company, and of Capsure Holdings Corp., an affiliate of GAMI, and a trustee of Equity Residential Properties Trust, a real estate investment trust. Mrs. Rosenberg is also a director of American Classic Voyages Co.; CFI Industries, Inc.; Eagle Industries, Inc.; Anixter International Inc.; Sealy Corporation; and Revco D.S., Inc. Mrs. Rosenberg was a Vice President of Madison Management Group, Inc., which filed a petition under the federal bankruptcy laws on November 8, 1991. Mrs. Rosenberg was also a Vice President of First Capital Benefits Administrators, Inc., a wholly owned indirect subsidiary of GAMI, which filed a federal bankruptcy petition on January 3, 1995.

  Randy Michaels, whose legal name is Benjamin L. Homel, has served as an officer of Jacor since 1986. From July 1983 until he joined Jacor, Mr. Michaels was executive vice president--programming and operations at Republic Broadcasting Corporation (acquired by the Company in December 1986). Prior to that time, Mr. Michaels served as national program director of Taft Broadcasting Corporation's Radio Group (a predecessor of Citicasters).

  Robert L. Lawrence has served as an officer of Jacor since 1986. From July 1983 until he joined Jacor, Mr. Lawrence was executive vice president--sales and marketing at Republic Broadcasting Corporation. Prior to that time, Mr. Lawrence was vice president and general manager of WYNF, Tampa, Florida, a station owned by Taft Broadcasting Corporation's Radio Group (a predecessor of Citicasters).

  R. Christopher Weber has served as an officer of Jacor since 1986. From December 1985 until he joined Jacor, Mr. Weber was chief financial officer of Republic Broadcasting Corporation. Prior to that time, Mr. Weber was employed by the accounting firm of Peat Marwick & Mitchell.

  Jon M. Berry has served as an officer of Jacor since 1982. From September 1979 until October 1982, Mr. Berry was controller of United Western Corporation, a real estate holding company.

  John W. Alexander has been a Partner of Meringoff Equities, and a Managing Partner of Mallard Creek Capital Partner, since 1987. Both are private real estate and investment partnerships. Mr. Alexander is also a Trustee of Equity Residential Properties Trust, a real estate investment trust.

  Rod F. Dammeyer is President and Chief Executive Officer of Anixter International Inc. (formerly known as Itel Corporation), a Chicago-based value-added provider of integrated networking and cabling solutions. Mr. Dammeyer has been President of Anixter International since 1985 and Chief Executive Officer since 1993; and he has been President, Chief Executive Officer since February 1994 and Director since 1992 of Great American Management and Investment, Inc., a diversified manufacturing company. He is a member of the boards of directors of ANTEC Corporation, Capsure Holding Corp.; Falcon Building Products, Inc.; IMC Global, Inc., Revco D.S., Inc.; and Sealy Corporation. Mr. Dammeyer is also a trustee of several Van Kampen American Capital, Inc. trusts.

  F. Philip Handy has been President of Winter Park Capital Company, a private investment firm, since 1980. Mr. Handy is a director of Anixter International, Inc.; GAMI; Q-Tel, S.A. de C.V.; and Banca Quadrum, S.A. (formerly Servicios Financieros Quadrum, S.A.).

  Marc Lasry has been the Executive Vice President of Amroc Investments, Inc., a private investment firm, since 1990. Mr. Lasry was the Director and Senior Vice President of the corporation reorganization department of Cowen & Co., a privately owned brokerage firm, from 1987 to 1989. From January 1989 to September 1990, he was a portfolio manager for Amroc Investments, L.P., a private investment firm.

  There are no family relationships among any of the above-named directors nor among any of the directors and any executive officers of Jacor.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of March 15, 1996, as adjusted to give effect to the issuance of Common Stock in this Offering, the number of shares and percentage of Common Stock beneficially owned by each person who is known to Jacor to be the beneficial owner of more than 5% of Jacor Common Stock, by each of Jacor's directors and nominees for election as directors, by Jacor's executive officers and by all of Jacor's executive officers and directors as a group.

BENEFICIAL OWNERS AND MANAGEMENT

                                                      AMOUNT AND
                                                      NATURE OF         PERCENT
                                                      BENEFICIAL           OF
NAME OF BENEFICIAL OWNER                             OWNERSHIP(1)       CLASS(2)
------------------------                             ------------       --------

                         5% OR MORE BENEFICIAL OWNERS
Zell/Chilmark Fund L.P.............................   13,349,720(3)       36.7%
David M. Schulte...................................   13,349,720(4)       36.7%
Samuel Zell........................................   13,349,720(4)       36.7%

                                  MANAGEMENT
John W. Alexander..................................       33,000(5)        *
Rod F. Dammeyer....................................   13,362,720(4)(6)    36.7%
F. Philip Handy....................................       43,000(7)        *
Marc Lasry.........................................       23,000(5)        *
Robert L. Lawrence.................................      462,093(8)        1.3%
Randy Michaels.....................................      633,505(9)(10)    1.7%
Sheli Z. Rosenberg.................................   13,352,720(4)(11)   36.7%
R. Christopher Weber...............................      442,204(9)(12)    1.2%
Jon M. Berry.......................................      243,170(9)(13)    *
All executive officers and directors as a group (10
 persons)..........................................   14,779,682(14)      39.3%

---------------------
    *Less than 1%
(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership of a security within 60 days. The number of shares indicated is owned with sole voting and investment power unless otherwise noted and includes certain shares held in the name of family members, trusts and affiliated companies as to which beneficial ownership may be disclaimed. The number of shares indicated includes shares of Jacor Common Stock issuable pursuant to options granted under Jacor's 1993 Stock Option Plan and which have vested.
(2) Under rules promulgated by the Commission, any securities not outstanding that are subject to options or warrants exercisable within 60 days are deemed to be outstanding for the purpose of computing the percentage of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.
(3) The address of Zell/Chilmark Fund L.P. ("Zell/Chilmark") is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Zell/Chilmark is a Delaware limited partnership controlled by Samuel Zell and David M. Schulte, former directors of the Company, as follows: the sole general partner of Zell/Chilmark is ZC Limited Partnership ("ZC Limited"); the sole general partner of ZC Limited is ZC Partnership; the sole general partners of ZC Partnership are ZC, Inc. and CZ, Inc.; Mr. Zell is the sole shareholder of ZC, Inc.; and Mr. Schulte is the sole shareholder of CZ, Inc. Of the shares beneficially owned by Zell/Chilmark, 629,117 are shares issuable pursuant to warrants owned by Zell/Chilmark.

(4) All shares beneficially owned by Zell/Chilmark (see Note (3) above) are included in the shares beneficially owned by Messrs. Zell, Schulte and Dammeyer and Mrs. Rosenberg, who constitute all of the members of the management committee of Z/C Limited. The address of Mr. Schulte is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606. The address of Mr. Zell is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Mr. Schulte indirectly shares beneficial ownership of a 20% limited partnership interest in ZC Limited, and Mr. Zell indirectly shares beneficial ownership of an 80% limited partnership interest in ZC Limited.
(5) Includes vested options to purchase 13,000 shares.
(6) Includes vested options to purchase 13,000 shares. Mr. Dammeyer indirectly shares beneficial ownership of an 80% limited partnership interest in ZC Limited. See Note (3) above.
(7) Includes vested options to purchase 13,000 shares. Mr. Handy indirectly shares beneficial ownership of an 80% limited partnership interest in ZC Limited. See Note (3) above.
(8) Includes vested options to purchase 467,310 shares and 3,556 shares issuable pursuant to warrants. Of the shares indicated, 637 shares (including 481 shares issuable pursuant to warrants) are owned by members of Mr. Lawrence's family.
(9) Includes 118,997 shares issuable pursuant to warrants and vested options to purchase 403,000 shares. The number of shares indicated includes shares and warrant shares held as co-trustee under the Jacor Communications, Inc. Retirement Plan (the "Retirement Plan"). See Note (10) below. Also includes 15 shares and 58 warrants owned by Mr. Michaels' wife, as to which Mr. Michaels disclaims beneficial ownership. Does not include 300,000 shares subject to a contingent right of acquisition held by a corporation owned by Mr. Michaels.
(10) Includes 233,024 shares (including 112,820 shares issuable pursuant to warrants) held under the Retirement Plan with respect to which Messrs. Michaels, Weber and Berry, as co-trustees, share voting and investment power. Of these 233,024 shares, 9,093 shares (including 5,033 shares issuable pursuant to warrants) are beneficially owned by the named executives.
(11) Includes vested options to purchase 3,000 shares.
(12) Includes 112,801 shares issuable pursuant to warrants and vested options to purchase 215,000 shares. The number of shares indicated includes shares and warrant shares held as co-trustee under the Retirement Plan. See Note
     (10) above.
(13) Includes 112,801 shares issuable pursuant to warrants and vested options to purchase 13,460 shares. The number of shares indicated includes shares and warrant shares held as co-trustee under the Retirement Plan. See Note
     (10) above.
(14) Includes 639,136 shares issuable pursuant to warrants, vested options to purchase 1,153,770 shares and 233,005 shares (including 112,801 shares issuable pursuant to warrants not included in the 639,136 above) held under the Retirement Plan.

  No agreements, formal or informal, exist among the various officers and directors to vote their shares collectively.

                          DESCRIPTION OF CAPITAL STOCK

  Following the consummation of the reincorporation of Jacor as a Delaware corporation promptly following the 1996 Annual Meeting of Jacor shareholders scheduled for May 13, 1996, the authorized capital stock of Jacor will consist of 100,000,000 shares of common stock, $.01 par value, 2,000,000 shares of Class A Preferred Stock, $.01 par value and 2,000,000 shares of Class B Preferred Stock, $.01 par value. Zell/Chilmark has informed Jacor that it will vote in favor of such proposal; such votes will be sufficient to effect the reincorporation. Upon the consummation of the reincorporation, each outstanding share of Common Stock, no par value, will automatically be converted into a share of the resulting corporation's common stock, $.01 par value per share. As of March 15, 1996, 18,237,051 shares of Common Stock were issued and outstanding.

COMMON STOCK

  The holders of Common Stock have no preemptive rights, cumulative voting rights, redemption rights, or conversion privileges. The holders of Common Stock are entitled to one vote for each share held on any matter submitted to the shareholders. All corporate action requiring shareholder approval, unless otherwise required by law, Jacor's Certificate of Incorporation or its Bylaws, must be authorized by a majority of the votes cast. Under Delaware law, approval by a majority vote of the outstanding voting shares is required to effect (i) an amendment to Jacor's Certificate of Incorporation or its Bylaws,
(ii) a merger or consolidation of Jacor, and (iii) a disposition of all or substantially all of Jacor's assets.

  In the event of liquidation, each share of Jacor Common Stock is entitled to share ratably in the distribution of remaining assets after payment of all debts, subject to the prior rights in liquidation of any shares of preferred stock issued. Holders of shares of Jacor Common Stock are entitled to share ratably in such dividends as the Jacor Board, in its discretion, may validly declare from funds legally available therefor, subject to the prior rights of holders of shares of Jacor's preferred stock as may be outstanding from time to time. Certain restrictions on the payment of dividends are imposed under the Existing Credit Agreement, and will be imposed under the New Credit Agreement. See "Risk Factors--Restrictions on Dividends."

CLASS A AND CLASS B PREFERRED STOCK

  There are 2,000,000 authorized shares of Class A Preferred Stock and 2,000,000 authorized shares of Class B Preferred Stock of Jacor's capital stock. No such shares have been issued. The Class A Preferred Stock has full voting rights. The Class B Preferred Stock has no voting rights except as otherwise provided by law or as lawfully fixed by the Jacor Board with respect to a particular series. Under applicable law, the Jacor Board could elect to provide the Class B Preferred Stock with limited or no voting rights. Jacor's Certificate of Incorporation authorizes the Jacor Board to provide from time to time for the issuance of the shares of Preferred Stock in series by adopting an amendment to the Certificate and to establish the terms of each such series, including (i) the number of shares of the series and the designation thereof;
(ii) the rights in respect of dividends on the shares; (iii) liquidation rights; (iv) redemption rights; (v) the terms of any purchase, retirement or sinking fund to be provided for the shares of the series; (vi) terms of conversion, if any; (vii) restrictions, limitations and conditions, if any, on issuance of indebtedness of Jacor; and (viii) any other preferences and other rights and limitations not inconsistent with law, the Certificate of Incorporation, or any resolution of the Jacor Board.

1993 WARRANTS

  Warrants to purchase 2,014,234 shares of Jacor Common Stock were issued by Jacor in 1993 (the "1993 Warrants"). Through March 15, 1996, 30,363 1993
Warrants were exercised.

  The 1993 Warrants are registered warrants issued under a warrant agreement. Each 1993 Warrant entitles the holder to purchase one share of Common Stock at the price of $8.30 per share. Except as provided below, the 1993 Warrants may be exercised, in whole or in part (but only for whole shares of Common Stock), at any time prior to January 14, 2000, at which time the 1993 Warrants expire. The 1993 Warrants do not confer upon the holder any voting or preemptive rights, or any other rights of a shareholder of Jacor.

  The 1993 Warrant exercise price and the number of shares of Common Stock issuable upon exercise are subject to adjustment in the event of a dividend or other distribution of Common Stock or securities convertible into or exchangeable for Jacor Common Stock (which shall not include options, warrants or other rights to purchase securities) on, or a subdivision or combination of, the Jacor Common Stock.

  Generally, in case of any reclassification, capital reorganization or other similar change of outstanding shares of Common Stock or substitution or other securities of Jacor for Common Stock or in case of any consolidation or merger of Jacor with or into another corporation, Jacor shall cause effective provision to be made so that a holder of 1993 Warrants shall have the right thereafter, by exercising the 1993 Warrants, to purchase the kind and amount of shares of stock and other securities and property which are receivable upon such reclassification, capital reorganization or other change, consolidation or merger by a holder of the number of shares of Jacor Common Stock purchasable upon exercise of the 1993 Warrants. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in the 1993 Warrants.

  Notwithstanding the foregoing, upon the happening of any Sale Event (as defined below), the 1993 Warrants may, in the sole discretion of Jacor, automatically be converted into the right to receive the Fair Market Value (as defined in the 1993 Warrant) of the 1993 Warrants, whereupon the 1993 Warrants will cease to be exercisable for shares of Common Stock. "Sale Event" is defined generally to mean any of the following: (a) a sale or other disposition of all or a substantial portion of the assets of Jacor; (b) a share exchange; (c) a sale or other disposition of securities of Jacor constituting more than 30% of the voting power of Jacor's voting stock to one or more entities or persons not controlled by Samuel Zell or David Schulte; and (d) certain business combinations resulting in the shares of Jacor's voting stock outstanding immediately prior to the Sale Event constituting 70% or less of Jacor's combined voting power immediately after such Sale Event. To the extent that this Offering, the Acquisitions, the reincorporation or the issuance of the Merger Warrants (including the issuance of the underlying shares of Common Stock) would constitute a Sale Event, Jacor has determined that it will not convert the 1993 Warrants into the right to receive the Fair Market Value and all 1993 Warrants will remain outstanding in accordance with their terms. Notwithstanding this determination, upon the occurrence of any other Sale Event Jacor may elect to convert the 1993 Warrants.

MERGER WARRANTS

  Pursuant to the Merger Agreement, Jacor is obligated to issue one warrant to acquire a fractional share of Common Stock (the "Merger Warrants") for each outstanding share of Citicasters common stock. If all of the Merger Warrants are exercised, 4,400,000 shares of Common Stock would be issued. Each Merger Warrant initially will entitle the holder thereof to purchase a fractional share of Common Stock (which fraction is currently anticipated to be .2035247) at a price of $28.00 per full share of Common Stock, such exercise price to be reduced to $26.00 if the Merger is not consummated prior to October 1, 1996 (the "Warrant Price"). The Warrant Price and the number of shares of Common Stock issuable upon the exercise of each Merger Warrant will be subject to adjustment in certain events described below. Each Merger Warrant may be exercised on or after the issuance thereof and until 5:00 p.m., Eastern Time, on the fifth anniversary of the date of the Effective Time (the "Expiration Date") in accordance with the terms of the Merger Warrants and the Warrant Agreement. To the extent that any Merger Warrant remains outstanding after such time, such unexercised Merger Warrant will automatically terminate.

  Merger Warrants may be exercised by surrendering to the Warrant Agent a signed Merger Warrant certificate together with the form of election to purchase on the reverse thereof indicating the warrantholder's election to exercise all or a portion of the Merger Warrants evidenced by such certificate. Surrendered certificates must be accompanied by payment of the aggregate Warrant Price in respect of the Merger Warrants to be exercised, which payment may be made in cash or by certified or bank cashier's check drawn on a banking institution chartered by the government of the United States or any state thereof payable to the order of Jacor. No adjustments as to cash dividends with respect to the Common Stock will be made upon any exercise of Merger Warrants.

  If fewer than all the Merger Warrants evidenced by any certificate are exercised, the Warrant Agent will deliver to the exercising warrantholder a new Merger Warrant certificate representing the unexercised Merger Warrants. Jacor will not be required to issue fractional shares of Common Stock upon exercise of any Merger Warrant and in lieu thereof will pay in cash an amount equal to the same fraction of the closing price per share of Common Stock, determined as provided in the Warrant Agreement. Jacor has reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the Merger Warrants.

  A Merger Warrant may not be exercised in whole or in part if in the reasonable opinion of counsel to Jacor the issuance of Common Stock upon such exercise would cause Jacor to be in violation of the Communications Act or the rules and regulations in effect thereunder.

  The number of shares of Common Stock purchasable upon the exercise of each Merger Warrant and the Warrant Price are subject to the adjustment in connection with (i) the issuance of a stock dividend to holders of Common Stock, a combination or subdivision or issuance by reclassification of Common Stock; (ii) the issuance of rights, options or warrants to all holders of Common Stock without charge to such holders to subscribe for or purchase shares of Common Stock at a price per share which is lower than the current market price; and (iii) certain distributions by Jacor to the holders of Common Stock of evidences of indebtedness or of its assets (excluding cash dividends or distributions out of earnings or out of surplus legally available for dividends) or of convertible securities, all as set forth in the Warrant Agreement. Notwithstanding the foregoing, no adjustment in the number of Warrant Shares will be required until such adjustment would require an increase or decrease of at least one percent (1%) in the number of Warrant Shares purchasable upon the exercise of each Merger Warrant. In addition, Jacor may at its option reduce the Warrant Price.

  In case of any consolidation or merger of Jacor with or into another corporation, or any sale, transfer or lease to another corporation of all or substantially all the property of Jacor, the Warrant Agreement will require that effective provisions will be made so that each holder of an outstanding Merger Warrant will have the right thereafter to exercise the Merger Warrant for the kind and amount of securities and property receivable in connection with such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Common Stock for which such Merger Warrant were exercisable immediately prior thereto. In addition, if Jacor takes any action prior to the issuance of the Merger Warrants that would have required an adjustment in the exercise price of the Merger Warrants or in the number of shares purchasable upon exercise of the Merger Warrants, then the exercise price of the Merger Warrants or such number of shares will be adjusted upon issuance of the Merger Warrants to give effect to the adjustment which would have been required as a result of such action.

  The Warrant Agreement may be amended or supplemented without the consent of the holders of Merger Warrants to cure any ambiguity or to correct or supplement any defective or inconsistent provision contained therein, or to make such other necessary or desirable changes which shall not adversely affect the interests of the warrantholders. Any other amendment to the Warrant Agreement shall require the consent of warrantholders representing not less than 50% of the Merger Warrants then outstanding provided that no change in the number or nature of the securities purchasable upon the exercise of any Merger Warrant, or the Warrant Price therefor, or the acceleration of the Expiration Date, and no change in the antidilution provisions which would adversely affect the interests of the holders of Merger Warrants, shall be made without the consent of the holder of such Merger Warrant, other than such changes as are specifically prescribed by the Warrant Agreement or are made in compliance with applicable law.

  No holder of Merger Warrants shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Stock until the Merger Warrants are properly exercised as provided in the Warrant Agreement.

                          DESCRIPTION OF INDEBTEDNESS

  The summaries contained herein of certain of the indebtedness of the Company do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, which are filed as exhibits to the Registration Statement of which this Prospectus is a part and to which reference is hereby made.

EXISTING CREDIT FACILITY

  The Existing Credit Facility is provided by a syndicate of banks pursuant to a credit agreement. The Existing Credit Facility provides up to $300.0 million of loans to Jacor in two components: (i) a $170.0 million revolving credit facility with mandatory quarterly commitment reductions beginning on March 31, 1997 and a final maturity date of December 31, 2003; and (ii) a $130.0 million revolving portion with scheduled quarterly reductions beginning on March 31, 1998 and ending on December 31, 2003.

  Borrowings under the Existing Credit Facility bear interest at rates that fluctuate with the bank base rate and the Eurodollar rate.

  The loans under the Existing Credit Facility are guaranteed by each of Jacor's direct and indirect subsidiaries other than certain immaterial subsidiaries. Jacor's obligations with respect to the Existing Credit Facility and each guarantor's obligations with respect to the related guaranty are secured by substantially all of their respective assets, including, without limitation, inventory, equipment, accounts receivable, intercompany debt and, in the case of Jacor's subsidiaries, capital stock.

  The Existing Credit Facility contains covenants and provisions that restrict, among other things, Jacor's ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) make investments and advances; (iv) enter into guarantees and other contingent obligations; (v) merge or consolidate with or acquire another person or engage in other fundamental changes; (vi) engage in certain sales of assets; (vii) make capital expenditures; (viii) enter into leases; (ix) engage in certain transactions with affiliates; and (x) make restricted junior payments. The Existing Credit Facility also requires the satisfaction of certain financial performance criteria (including a consolidated interest coverage ratio, a leverage-to-EBITDA ratio and consolidated cash flow available for fixed charges ratio) and the repayment of loans under the Existing Credit Facility with proceeds of certain sales of assets and debt or equity issuances, and with 50% of Jacor's Excess Cash Flow (as defined in the Existing Credit Facility).

  The Existing Credit Facility provides for certain customary events of default, including a Change of Control (as defined in the Existing Credit Facility).

NEW CREDIT FACILITY

  Jacor is currently negotiating with a syndicate of banks and other financial institutions to secure the New Credit Facility. Jacor anticipates that the New Credit Facility will provide availability of up to $600.0 million of loans to Jacor in three components: (i) a revolving credit facility of up to $200.0 million with mandatory quarterly commitment reductions beginning on September 30, 1998 and a final maturity date of June 30, 2003; (ii) a term loan of up to $250.0 million with scheduled quarterly reductions beginning on September 30, 1997 and a final maturity date of June 30, 2003; and (iii) a tranche B term loan of up to $150.0 million with scheduled quarterly reductions beginning on September 30, 1999 and a final maturity date of September 30, 2003. Jacor may elect to use the New Credit Facility to purchase Notes tendered pursuant to a Change of Control Offer.

  Jacor anticipates that borrowings under the New Credit Facility will bear interest at rates that fluctuate with a bank base rate and/or the Eurodollar rate.

  Jacor anticipates that the loans under the New Credit Facility will be guaranteed by each of the Company's direct and indirect subsidiaries other than certain immaterial subsidiaries. It is anticipated that the Company's obligations with respect to the New Credit Facility and each guarantor's obligations with respect to the related guaranty will be secured by substantially all of their respective assets, including, without limitation, inventory, equipment, accounts receivable, intercompany debt and, in the case of the Company's subsidiaries, capital stock.

  Jacor expects that the New Credit Facility will contain covenants and provisions that restrict, among other things, the Company's ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) make investments and advances; (iv) enter into guarantees and other contingent obligations; (v) merge or consolidate with or acquire another person or engage in other fundamental changes; (vi) engage in certain sales of assets; (vii) make capital expenditures; (viii) enter into leases; (ix) engage in certain transactions with affiliates; and (x) make restricted junior payments. The New Credit Facility also will require the satisfaction of certain financial performance criteria (including a consolidated interest coverage ratio, a leverage-to-EBITDA ratio and fixed charge coverage ratio) and the repayment of loans under the Existing Credit Facility with proceeds of certain sales of assets and debt or equity issuances, and with 50% of the Company's Consolidated Excess Cash Flow (as defined in the New Credit Facility).

  The New Credit Facility will provide for certain customary events of default, including a Change of Control (as defined in the New Credit Facility).

THE 9 3/4% SENIOR SUBORDINATED NOTES DUE 2004

  The 9 3/4% Senior Subordinated Notes due 2004 (the "Notes") are general unsecured obligations of Citicasters and are subordinated in rights of payment to all Senior Indebtedness (as defined in the Note Indenture). The Notes were issued pursuant to an Indenture between Citicasters and Shawmut Bank Connecticut, National Association, as Trustee.

  The current aggregate outstanding principal amount of the Notes is $122.4 million and the Notes mature on February 15, 2004. Interest on the Notes accrues at the rate of 9 3/4% per annum.

  The Notes are not redeemable at Citicasters' option before February 15, 1999 (other than in connection with certain public offerings of common stock by Citicasters, as described below). Thereafter, the Notes are subject to redemption at the option of Citicasters, at redemption prices declining from 104.875% of the principal amount for the twelve months commencing February 15, 1999 to 100.00% on and after February 15, 2002, plus, in each case, accrued and unpaid interest thereon to the applicable redemption date.

  In addition, at any time on or before February 15, 1999, (i) up to 25% of the aggregate principal amount of the Notes may be redeemed at a redemption price of 108.75% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of public offerings of primary shares of common stock of Citicasters, and after giving effect to such redemption at least $100.0 million in Notes remains outstanding and (ii) upon a Change of Control (as defined in the Note Indenture), the Notes can be redeemed provided at least $100.0 million of Notes remain outstanding and such redemption occurs within 180 days of the date of a Change of Control. In addition, prior to December 31, 1996, Citicasters can redeem the Notes from the proceeds of Asset Sales (as defined in the Note Indenture) subject to certain restrictions.

  The Note Indenture contains certain covenants which impose certain limitations and restrictions on the ability of Citicasters to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all its assets and make investments in unrestricted subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE

  By virtue of its current control of Jacor, Zell/Chilmark could sell large amounts of Common Stock by causing Jacor to file a registration statement with respect to such stock. In addition, Zell/Chilmark could sell its shares of Common Stock without registration pursuant to Rule 144 under the Securities Act of 1933. In general, under Rule 144, if two years have elapsed since the date of acquisition of restricted securities from an issuer or any affiliate, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" or directly with a market maker and are subject to various other conditions, including the availability of certain public information about Jacor. If three years have elapsed since the date of acquisition of restricted securities from Jacor or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of Jacor for at least 90 days prior to a proposed transaction, such person would be entitled to sell such securities under Rule 144 without regard to the limitations described above.

  In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Securities") for at least two years, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of Common Stock or the average weekly trading volume of the Common

Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Jacor. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of Jacor at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or under common control with, such issuer.

  Rule 144A under the Securities Act as currently in effect generally permits unlimited resales of certain Restricted Securities of any issuer provided that the purchaser is a qualified institution that owns and invests on a discretionary basis at least $100 million in securities (and in the case of a bank or savings and loan association, has a net worth of at least $25 million) or is a registered broker-dealer that owns and invests on a discretionary basis at least $10 million in securities. Rule 144A allows certain existing shareholders of Jacor to sell their shares of Common Stock held prior to this Offering to such institutions and registered broker-dealers without regard to any volume or other restrictions. There can be no assurance that the availability of such resale exemption will not have an adverse effect on the trading price of the Common Stock.

  Jacor, its directors and executive officers and Zell/Chilmark have agreed not to offer to sell, sell, distribute, grant any option to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus, except (i) with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, (ii) in the case of Jacor, for the issuance of shares of Common Stock upon the exercise of outstanding options, or the grant of options to purchase shares of Common Stock under Jacor's stock option plan and employee stock purchase plan, and
(iii) in the case of the directors and executive officers of Jacor, for the exercise by such individuals of outstanding options and (iv) for the sale of shares in this Offering. These individuals and entities collectively hold 14,779,682 shares of Common Stock. Donaldson, Lufkin & Jenrette Securities Corporation may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these "lock-up" agreements.

  Jacor can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of warrants or options) in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Common Stock. Such sales may also make it more difficult for Jacor to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

                                 UNDERWRITING

  Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below ("Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Alex. Brown & Sons Incorporated, CS First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc. are acting as representatives ("Representatives"), have severally agreed to purchase from the Company an aggregate of 17,500,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                      NUMBER OF
                                   NAME                                 SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation............
      Alex. Brown & Sons Incorporated................................
      CS First Boston Corporation....................................
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................
      Smith Barney Inc...............................................
                                                                      ----------
          Total...................................................... 17,500,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the overallotment option described below) must be so purchased.

  Jacor has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Jacor has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $
per share. The Underwriters may allow, and such dealers may reallow, discounts
not in excess of $     per share to any other Underwriter and certain other
dealers.

  Jacor has granted to the Underwriters an option to purchase up to an aggregate of 2,625,000 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover overallotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  Pursuant to regulations promulgated by the Securities and Exchange Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for purchases of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two business days prior to the Commencement Date (i) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such shares for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and
(iii) bids made by passive market makers must be identified as such. Certain of the Underwriters may engage in passive market-making activities during the two business days prior to the Commencement Date.

  Jacor, its directors and officers and Zell/Chilmark each have agreed, subject to certain exceptions, not to sell or otherwise dispose of shares of Common Stock, sell or grant rights, options or warrants with respect to Common Stock or securities convertible into Common Stock prior to the expiration of 180 days form the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Shares Eligible for Future Sale."

                                    EXPERTS

  The consolidated balance sheets of Jacor Communications, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, included in this registration statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheets of Citicasters Inc. as of December 31, 1995 and 1994 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995 appearing in this registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to Citicasters Inc.'s emergence from bankruptcy and subsequent adoption of "fresh-start reporting" as of December 31, 1993, as more fully described in Note B to the consolidated financial statements), appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Noble Broadcast Group, Inc. as of December 31, 1995 and December 25, 1994 and for each of the three years in the period ended December 31, 1995, included in this Prospectus, have been so included in reliance on the report (which includes an explanatory paragraph relating to Jacor's agreement to purchase Noble Broadcast Group, Inc. as described in Note 2 to the consolidated financial statements), of Price Waterhouse, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for Jacor by Graydon, Head & Ritchey, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by Jacor with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference and are made a part hereof:

  (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

  (b) Jacor's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

  (c) Current Reports on Form 8-K dated February 12, 1996, February 27, 1996 and March 6, 1996; and

  (d) Jacor's Form 8-A Registration Statement dated January 12, 1993.

  All documents filed by Jacor with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

  This Prospectus incorporates by reference certain documents relating to Jacor which are not delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available, without charge, upon oral or written request by any person to whom this Prospectus is delivered. Such requests should be directed to Jacor Communications, Inc., 1300 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202, Attention: Jon M. Berry, Senior Vice President and Treasurer, Telephone Number (513) 621-1300.

                             AVAILABLE INFORMATION

  Jacor is subject to the informational requirements of the Exchange Act, and accordingly files reports, proxy statements and other information with the Commission. Jacor has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act of 1993 (the "Securities Act") with respect to the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports and other information concerning Jacor are available for inspection and copying at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006-1506.

                         INDEX TO FINANCIAL STATEMENTS

Jacor Communications, Inc. and Subsidiaries
  Report of Independent Accountants.......................................  F-2
  Consolidated Balance Sheets at December 31, 1995 and 1994...............  F-3
  Consolidated Statements of Operations for the years ended December 31,
   1995, 1994 and 1993....................................................  F-4
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1995, 1994 and 1993.......................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Citicasters Inc. and Subsidiaries
  Report of Independent Auditors ......................................... F-16
  Balance Sheets at December 31, 1995 and 1994............................ F-17
  Statements of Operations for the years ended December 31, 1995, 1994 and
   1993................................................................... F-18
  Statements of Changes in Shareholders' Equity for the years ended
   December 31, 1995, 1994 and 1993....................................... F-19
  Statements of Cash Flows for the years ended December 31, 1995, 1994 and
   1993................................................................... F-20
  Notes to Financial Statements........................................... F-22
Noble Broadcast Group, Inc. and Subsidiaries
  Report of Independent Accountants ...................................... F-31
  Consolidated Balance Sheet at December 31, 1995 and December 25, 1994... F-32
  Consolidated Statement of Operations for the years ended December 31,
   1995, December 25, 1994 and December 26, 1993.......................... F-33
  Consolidated Statement of Changes in Stockholders' Deficit for the years ended December 31, 1995, December 25, 1994 and December 26, 1993....... F-34
  Consolidated Statement of Cash Flows for the years ended December 31,
   1995, December 25, 1994 and December 26, 1993.......................... F-35
  Notes to Consolidated Financial Statements.............................. F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of
Jacor Communications, Inc.

  We have audited the accompanying consolidated balance sheets of Jacor Communications, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacor Communications, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Cincinnati, Ohio
February 12, 1996 except for Note 14, as to which the date is March 13, 1996

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                          1995         1994
                         ASSETS
Current assets:
  Cash and cash equivalents.......................... $  7,436,779 $ 26,974,838
  Accounts receivable, less allowance for doubtful
   accounts of $1,606,000
   in 1995 and $1,348,000 in 1994....................   25,262,410   24,500,652
  Prepaid expenses...................................    2,491,140    3,419,719
  Other current assets...............................    1,425,000    1,230,582
                                                      ------------ ------------
    Total current assets.............................   36,615,329   56,125,791
  Property and equipment.............................   30,801,225   22,628,841
  Intangible assets..................................  127,157,762   89,543,301
  Other assets.......................................   14,264,775    5,281,422
                                                      ------------ ------------
    Total assets..................................... $208,839,091 $173,579,355
                                                      ============ ============

                       LIABILITIES
Current liabilities:
  Accounts payable................................... $  2,312,691 $  2,723,717
  Accrued payroll....................................    3,177,945    3,274,902
  Accrued federal, state and local income tax........    3,225,585    2,092,616
  Other current liabilities..........................    3,463,344    3,397,117
                                                      ------------ ------------
    Total current liabilities........................   12,179,565   11,488,352
Long-term debt.......................................   45,500,000          --
Other liabilities....................................    3,468,995    3,869,567
Deferred tax liability...............................    8,617,456    9,177,456
                                                      ------------ ------------
    Total liabilities................................   69,766,016   24,535,375
                                                      ------------ ------------
Commitments and contingencies........................

                  SHAREHOLDERS' EQUITY
Preferred stock, authorized and unissued 4,000,000
 shares..............................................          --           --
Common stock, no par value, $0.10 per share stated
 value; authorized 100,000,000 shares, issued and
 outstanding shares: 18,157,209 in 1995 and
 19,590,373 in 1994..................................    1,815,721    1,959,038
Additional paid-in capital...........................  116,614,230  137,404,815
Common stock warrants................................      388,055      390,167
Retained earnings....................................   20,255,069    9,289,960
                                                      ------------ ------------
    Total shareholders' equity.......................  139,073,075  149,043,980
                                                      ------------ ------------
    Total liabilities and shareholders' equity....... $208,839,091 $173,579,355
                                                      ============ ============


   The accompanying notes are an integral part of the consolidated financial statements.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                          1995          1994          1993
Broadcast revenue.................... $133,103,137  $119,635,308  $100,745,089
  Less agency commissions............   14,212,306    12,624,860    10,812,889
                                      ------------  ------------  ------------
    Net revenue......................  118,890,831   107,010,448    89,932,200
Broadcast operating expenses.........   87,290,409    80,468,077    69,520,397
Depreciation and amortization........    9,482,883     9,698,030    10,222,844
Corporate general and administrative
 expenses............................    3,500,518     3,361,263     3,563,800
                                      ------------  ------------  ------------
    Operating income.................   18,617,021    13,483,078     6,625,159
Interest expense.....................   (1,443,836)     (533,862)   (2,734,677)
Interest income......................    1,259,696     1,218,179       258,857
Other expense, net...................     (167,772)       (2,079)      (10,895)
                                      ------------  ------------  ------------
    Income before income taxes.......   18,265,109    14,165,316     4,138,444
Income tax expense...................   (7,300,000)   (6,313,800)   (2,700,000)
                                      ------------  ------------  ------------
    Net income....................... $ 10,965,109  $  7,851,516  $  1,438,444
                                      ============  ============  ============
    Net income per common share...... $       0.52  $       0.37  $       0.10
                                      ============  ============  ============
Number of common shares used in per
 share calculation...................   20,912,705    21,409,177    14,504,527
                                      ============  ============  ============


   The accompanying notes are an integral part of the consolidated financial statements.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                              COMMON STOCK
                          ----------------------   ADDITIONAL    COMMON
                                        STATED      PAID-IN      STOCK     RETAINED
                            SHARES      VALUE       CAPITAL     WARRANTS   EARNINGS      TOTAL
Balances, January 1,
 1993...................   9,092,084  $  909,208  $ 49,568,738  $402,805  $         0 $ 50,880,751
Issuance of common
 stock:
 Public offering........   5,462,500     546,250    59,390,937                          59,937,187
 Sale to Majority
  Shareholder...........   3,484,321     348,432    19,651,571                          20,000,003
 1993 rights offering...     345,476      34,548     1,703,287                           1,737,835
 Directors'
  subscription..........      80,000       8,000       451,200                             459,200
 Purchase of KAZY(FM)...     964,006      96,401     5,436,993                           5,533,394
 Exercise of stock
  options...............      52,886       5,289       275,914                             281,203
 Other..................      18,539       1,854       155,728   (12,408)                  145,174
Net income..............                                                    1,438,444    1,438,444
                          ----------  ----------  ------------  --------  ----------- ------------
Balances, December 31,
 1993...................  19,499,812   1,949,982   136,634,368   390,397    1,438,444  140,413,191
Exercise of stock
 options................      89,310       8,931       760,215                             769,146
Other...................       1,251         125        10,232      (230)                   10,127
Net income..............                                                    7,851,516    7,851,516
                          ----------  ----------  ------------  --------  ----------- ------------
Balances, December 31,
 1994...................  19,590,373   1,959,038   137,404,815   390,167    9,289,960  149,043,980
Purchase and retirement
 of stock...............  (1,515,300)   (151,530)  (21,542,302)                        (21,693,832)
Purchase of stock by
 employee stock purchase
 plan...................      43,785       4,378       470,251                             474,629
Exercise of stock
 options................      27,790       2,779       192,754                             195,533
Other...................      10,561       1,056        88,712    (2,112)                   87,656
Net income..............                                                   10,965,109   10,965,109
                          ----------  ----------  ------------  --------  ----------- ------------
Balances, December 31,
 1995...................  18,157,209  $1,815,721  $116,614,230  $388,055  $20,255,069 $139,073,075
                          ==========  ==========  ============  ========  =========== ============



   The accompanying notes are an integral part of the consolidated financial statements.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                         1995          1994          1993
Cash flows from operating
 activities:
  Net income........................ $ 10,965,109  $  7,851,516  $   1,438,444
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation....................    3,251,360     2,506,661      2,258,818
    Amortization of intangible
     assets.........................    6,231,523     7,191,369      7,840,064
    Provision for losses on accounts
     and notes receivable...........    1,136,887     1,441,925        957,749
    Refinancing fees................                                (2,455,770)
    Deferred income tax provision
     (benefit)......................     (560,000)     (355,000)     1,400,000
    Other...........................      237,418      (477,825)      (138,920)
    Changes in operating assets and
     liabilities, net of effects of
     acquisitions and disposals:
      Accounts receivable...........   (2,343,943)   (5,765,899)    (5,677,825)
      Other current assets..........    1,029,161    (2,008,159)     1,487,404
      Accounts payable..............     (424,306)      371,913       (268,903)
      Accrued payroll and other
       current liabilities..........    1,102,239       591,389      2,119,153
                                     ------------  ------------  -------------
Net cash provided by operating
 activities.........................   20,625,448    11,347,890      8,960,214
                                     ------------  ------------  -------------
Cash flows from investing
 activities:
  Payment received on notes
   receivable.......................      392,500     1,300,000
  Capital expenditures..............   (4,969,027)   (2,221,140)    (1,495,317)
  Cash paid for acquisitions........  (34,007,857)   (4,904,345)    (3,871,910)
  Purchase of intangible assets.....  (15,535,809)   (6,261,520)
  Proceeds from sale of assets......                  1,919,189
  Loans originated and other........  (10,220,300)   (3,482,379)      (160,158)
                                     ------------  ------------  -------------
Net cash used by investing
 activities.........................  (64,340,493)  (13,650,195)    (5,527,385)
                                     ------------  ------------  -------------
Cash flows from financing
 activities:
  Proceeds from issuance of long-
   term debt........................   45,500,000                   48,000,000
  Purchase of common stock..........  (21,693,832)
  Proceeds from issuance of common
   stock............................      757,818       779,273     88,301,704
  Reduction in long-term debt.......                              (118,484,583)
  Payment of restructuring expenses.     (387,000)     (119,729)    (5,061,925)
                                     ------------  ------------  -------------
Net cash provided by financing
 activities.........................   24,176,986       659,544     12,755,196
                                     ------------  ------------  -------------
Net increase (decrease) in cash and
 cash equivalents...................  (19,538,059)   (1,642,761)    16,188,025
Cash and cash equivalents at
 beginning of year..................   26,974,838    28,617,599     12,429,574
                                     ------------  ------------  -------------
Cash and cash equivalents at end of
 year............................... $  7,436,779  $ 26,974,838  $  28,617,599
                                     ============  ============  =============

   The accompanying notes are an integral part of the consolidated financial statements.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

 DESCRIPTION OF BUSINESS

  The Company owns and operates 23 radio stations in seven metropolitan markets throughout the United States. On January 11, 1993, the Company completed a recapitalization plan that substantially modified its debt and capital structure. Such recapitalization was accounted for as if it had been completed January 1, 1993.

 PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Jacor Communications, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 REVENUES

  Revenues for commercial broadcasting advertisements are recognized when the commercial is broadcast.

 BARTER TRANSACTIONS

  Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast, and merchandise or services received are charged to expense when received or used. If merchandise or services are received prior to the broadcast of the advertising, a liability (deferred barter revenue) is recorded. If the advertising is broadcast before the receipt of the goods or services, a receivable is recorded.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Income taxes aggregating $6,662,000, $5,545,000, and $100,000 were paid during 1995, 1994 and 1993, respectively. Interest paid was $1,378,000, $381,000, and $3,107,000 during 1995, 1994, and 1993, respectively. The effect of barter transactions has been eliminated (see Note 12).

 CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas of the country.

 PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost less accumulated depreciation; depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

      Land improvements...........................................   20 Years
      Buildings...................................................   25 Years
      Equipment................................................... 3 to 20 Years
      Furniture and fixtures...................................... 5 to 12 Years
      Leasehold improvements...................................... Life of lease

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

 INTANGIBLE ASSETS

  Intangible assets are stated at cost less accumulated amortization; amortization is provided principally on the straight-line basis over the following lives:

      Goodwill....................................................   40 Years
      Other intangibles........................................... 5 to 25 Years

  Other intangible assets consist primarily of various contracts and purchased intellectual property.

  The carrying value of intangible assets is reviewed by the Company when events or circumstances suggest that the recoverability of an asset may be impaired. If this review indicates that goodwill and licenses will not be recoverable, as determined based on the undiscounted cash flows of the entity over the remaining amortization period, the carrying value of the goodwill and licenses will be reduced accordingly.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 PER SHARE DATA

  Income per share for the three years ended December 31, 1995 is based on the weighted average number of common shares outstanding and gives effect to both dilutive stock options and dilutive stock purchase warrants during the year. Fully diluted income per share is not presented since it approximates income per share.

2. ACQUISITION OF LICENSES

  In June 1993, the Company acquired the FCC license and certain contracts of radio station WLWA(AM) (formerly WKRC) in Cincinnati, Ohio for $1,600,000 in cash.

  In September 1995, the Company exercised its purchase option to acquire ownership of the FCC license of radio station KHTS-FM (formerly KECR-FM) in San Diego, California for approximately $13,875,000 in cash.

3. ACQUISITIONS

  In July 1993, the Company completed the acquisition of radio station KAZY(FM) in Denver, Colorado from its majority shareholder. The majority shareholder had purchased that station for $5,500,000 and then sold the station to the Company in consideration of the issuance of shares of the Company's common stock having a value, at $5.74 per share, equal to the majority shareholder's cost for the station plus related acquisition costs. In connection with the acquisition, 964,006 shares of the Company's common stock were issued to the majority shareholder.

  Effective January 1, 1994, the Company acquired an interest in Critical Mass Media, Inc. ("CMM") from the Company's President. In connection with the transaction, the President has the right to put the remaining interest to the Company between January 1, 1999 and January 1, 2000 for 300,000 shares of the Company's common stock. If the put is not exercised by January 1, 2000, the Company has the right to acquire the remaining interest prior to 2001 in exchange for 300,000 shares of the Company's common stock. In connection with the acquisition, the Company recorded $3,017,000 in goodwill and a $2,400,000 obligation included in other liabilities.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

  In March 1994, the Company entered into an agreement to acquire the assets of radio station WPPT(FM) (formerly WIMJ) in Cincinnati, Ohio for $9,500,000 in cash. Pending consummation of the transaction (which occurred in June
1995), the Company operated the station under a Local Marketing Agreement which commenced April 7, 1994, and expired upon completion of the purchase.

  In 1994, the Company acquired the call letters, programming and certain contracts of radio station KBPI(FM) in Denver, Colorado and then changed the call letters of its FM broadcast station KAZY to KBPI; the Company acquired the call letters, programming and certain contracts of radio station WCKY(AM) in Cincinnati, Ohio and then changed the call letters of its AM broadcast station WLWA to WCKY; the Company acquired radio station KTLK(AM) (formerly
KRZN) in Denver, Colorado; and the Company acquired radio station WWST(FM) (formerly WWZZ) in Knoxville, Tennessee. The aggregate cash purchase price for these acquisitions was approximately $9.5 million.

  In August 1995, the Company acquired certain operating assets of radio stations WDUV(FM) and WBRD(AM) in Tampa, Florida for approximately $14,000,000 in cash.

  In 1995, the Company acquired the call letters, programming and certain contracts of radio station WOFX(FM) in Cincinnati, Ohio and then changed the call letters of its FM broadcast station WPPT to WOFX. The Company also acquired radio stations WSOL(FM) (formerly WHJX), WJBT(FM) and WZAZ(AM) in Jacksonville, Florida. The aggregate cash purchase price for these acquisitions was approximately $9,750,000.

  All of the above acquisitions have been accounted for as purchases. The excess cost over the fair value of net assets acquired is being amortized over 40 years. The results of operations of the acquired businesses are included in the Company's financial statements since the respective dates of acquisition. Assuming each of the 1994 and 1995 acquisitions had taken place at the beginning of 1994, unaudited pro forma consolidated results of operations would have been as follows:

                                                     PRO FORMA (UNAUDITED)
                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------
                                                   1995         1994
      Net broadcasting revenue................ $121,214,000 $111,232,000
      Net income..............................   10,463,000    7,115,000
      Net income per share....................         0.50         0.33

4. DISPOSITION

  In May 1994, the Company completed the sale of the business and substantially all the assets of its wholly owned subsidiary, Telesat Cable TV, Inc. under a contract dated December 1993. The Company received approximately $2,000,000 in cash for this sale.

5. PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1995 and 1994 consist of the following:

                                                          1995         1994
      Land and land improvements...................... $ 2,575,224  $ 1,999,002
      Buildings.......................................   2,584,556    1,912,432
      Equipment.......................................  26,673,912   18,725,970
      Furniture and fixtures..........................   3,505,363    2,346,041
      Leasehold improvements..........................   3,184,683    2,116,548
                                                       -----------  -----------
                                                        38,523,738   27,099,993
      Less accumulated depreciation...................  (7,722,513)  (4,471,152)
                                                       -----------  -----------
                                                       $30,801,225  $22,628,841
                                                       ===========  ===========

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

6. INTANGIBLE ASSETS

  Intangible assets at December 31, 1995 and 1994 consist of the following:

                                                         1995          1994
      Goodwill...................................... $120,947,774  $ 78,621,918
      Other.........................................   27,488,624    25,952,816
                                                     ------------  ------------
                                                      148,436,398   104,574,734
      Less accumulated amortization.................  (21,278,636)  (15,031,433)
                                                     ------------  ------------
                                                     $127,157,762  $ 89,543,301
                                                     ============  ============

7. DEBT AGREEMENT

  The Company's debt obligations at December 31, 1995 consist of the following:

      Indebtedness under the Bank Credit Agreement (described
       below)--
        Senior reducing revolving facility....................... $38,500,000
        Senior acquisition facility..............................   7,000,000
                                                                  -----------
                                                                  $45,500,000
                                                                  ===========

  The Company has an agreement with a group of lenders, as amended (the "Credit Agreement"), which provides for a senior reducing revolving credit facility with a commitment of $39,550,000 at December 31, 1995 that expires on December 31, 2000 (the "Revolver") and a senior acquisition facility with a commitment of $55,000,000 that expires on September 30, 1996 (the "Acquisition Facility"). Both facilities are available for acquisitions permitted under conditions set forth in the Credit Agreement.

  The Credit Agreement requires that the commitment under the Revolver be reduced by $900,000 quarterly during 1996 and by increasing quarterly amounts thereafter, and, under certain circumstances, requires mandatory prepayments of any outstanding loans and further commitment reductions under the Credit Agreement. Amounts outstanding under the Acquisition Facility at September 30, 1996 are payable in 17 equal quarterly installments.

  The indebtedness of the Company under the Credit Agreement is collateralized by liens on substantially all of the assets of the Company and its operating subsidiaries and by a pledge of the operating subsidiaries' stock, and is guaranteed by those subsidiaries. The Credit Agreement contains restrictions pertaining to maintenance of financial ratios, capital expenditures, payment of dividends or distributions of capital stock and incurrence of additional indebtedness.

  Interest under the Credit Agreement is payable, at the option of the Company, at alternative rates equal to the Eurodollar rate plus 1.25% to 2.25% or the base rate announced by Banque Paribas plus 0.25% to 1.25%. The spreads over the Eurodollar rate and such base rate vary from time to time, depending upon the Company's financial leverage. The Company will pay quarterly commitment fees equal to 3/8% per annum on the aggregate unused portion of the aggregate commitment on both facilities. The Company also is required to pay certain other fees to the agent and the lenders for the administration of the facilities and the use of the Acquisition Facility.

  In accordance with the terms of the Credit Agreement, the Company entered into an interest rate protection agreement in March 1993 on the notional amount of $22,500,000 for a three-year term. This agreement provides protection against the rise in the three-month LIBOR interest rate beyond a level of 7.25%. The current three-month LIBOR interest rate is 5.3125%.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

8. CAPITAL STOCK

  During 1995, the Company purchased and retired 1,515,300 shares of its own common stock at a cost of $21,693,832. The Company's Board of Directors has authorized the Company to purchase up to an additional 1,000,000 shares of its own common stock from time to time in open-market or negotiated transactions.

  The Company issued 2,014,233 warrants on January 1, 1993 to purchase 2,014,233 shares of common stock at $8.30 which were recorded at their estimated fair value of $0.20 per warrant. The warrants may be exercised at any time prior to January 14, 2000, at which time the warrants expire. During the year ended December 31, 1995, 10,577 warrants were exercised.

9. INCOME TAXES

  Income tax expense for the years ended December 31, 1995, 1994 and 1993 is summarized as follows:

                                              FEDERAL      STATE       TOTAL
1995:
  Current.................................. $ 6,600,000  $1,260,000  $7,860,000
  Deferred.................................    (500,000)    (60,000)   (560,000)
                                            -----------  ----------  ----------
                                            $ 6,100,000  $1,200,000  $7,300,000
                                            ===========  ==========  ==========
1994:
  Current.................................. $ 5,593,800  $1,075,000  $6,668,800
  Deferred.................................    (300,000)    (55,000)   (355,000)
                                            -----------  ----------  ----------
                                            $ 5,293,800  $1,020,000  $6,313,800
                                            ===========  ==========  ==========
1993:
  Current.................................. $   900,000  $  400,000  $1,300,000
  Deferred.................................   1,300,000     100,000   1,400,000
                                            -----------  ----------  ----------
                                            $ 2,200,000  $  500,000  $2,700,000
                                            ===========  ==========  ==========

  The provisions for income tax differ from the amount computed by applying the statutory federal income tax rate due to the following:

                                                 1995        1994       1993
Federal income taxes at the statutory rate... $6,392,788  $4,957,861 $1,407,071
Amortization not deductible..................    606,137     606,137    404,660
State income taxes, net of any current
 federal income tax benefit..................    780,000     663,000    330,000
Other........................................   (478,925)     86,802    558,269
                                              ----------  ---------- ----------
                                              $7,300,000  $6,313,800 $2,700,000
                                              ==========  ========== ==========

  The tax effects of the significant temporary differences which comprise the deferred tax liability at December 31, 1995, 1994 and 1993 are as follows:

                                             1995         1994         1993
Property and equipment.................. $ 12,208,187  $11,062,121  $11,172,498
Intangibles.............................   (1,456,567)    (860,566)  (1,445,854)
Accrued expenses........................   (1,992,093)  (2,183,592)    (740,790)
Reserve for pending sale of assets......                             (1,458,396)
Other...................................     (142,071)   1,159,493      372,542
                                         ------------  -----------  -----------
    Net Liability ...................... $  8,617,456  $ 9,177,456  $ 7,900,000
                                         ============  ===========  ===========

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

10. STOCK-BASED COMPENSATION PLANS

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". The Company will continue to apply APB Opinion No. 25 in accounting for its plans as permitted by this statement. However, this statement requires that a company's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. Pro forma disclosures required by a company that elects to continue to measure compensation cost using Opinion No. 25 will be made by the Company for the year ended December 31, 1996.

  At December 31, 1995, the Company has three stock-based compensation plans, which are described below. The Company applies APB Opinion 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan.

 1993 STOCK OPTION PLAN

  Under the Company's 1993 stock option plan, options to acquire up to 2,769,218 shares of common stock can be granted to officers and key employees at no less than the fair market value of the underlying stock on the date of grant. The plan permits the granting of non-qualified stock options as well as incentive stock options. The options vest 30% upon grant, 30% upon the first anniversary of the grant date and 20% per year for each of the next two years thereafter and expire 10 years after grant. The plan will terminate no later than February 7, 2003. Information pertaining to the plan for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                       NUMBER OF  OPTION PRICE
                                                        SHARES      PER SHARE
   1995:
     Outstanding at beginning of year................. 1,286,310  $ 5.74-$15.18
     Granted..........................................   245,000  $13.88-$15.60
     Exercised........................................   (27,790) $ 5.74-$ 6.46
     Outstanding at end of year....................... 1,503,520  $ 5.74-$15.60
     Exercisable at end of year....................... 1,046,340  $ 5.74-$14.04
     Available for grant at end of year............... 1,092,618
   1994:
     Outstanding at beginning of year................. 1,365,620  $ 5.74-$ 6.46
     Granted..........................................    10,000  $13.50-$15.18
     Exercised........................................   (89,310) $ 5.74-$ 5.97
     Outstanding at end of year....................... 1,286,310  $ 5.74-$15.18
     Exercisable at end of year.......................   734,670  $ 5.74-$13.50
     Available for grant at end of year...............    87,618
   1993:
     Outstanding at beginning of year.................         0
     Granted.......................................... 1,535,910  $ 5.74-$ 6.46
     Exercised........................................   (55,980) $    5.74
     Surrendered......................................  (114,310) $ 5.97-$ 6.46
     Outstanding at end of year....................... 1,365,620  $ 5.74-$ 6.46
     Exercisable at end of year.......................   370,500      $5.74
     Available for grant at end of year...............    97,618

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

 DIRECTORS' STOCK OPTIONS

  The Company has granted nonqualified stock options to purchase up to 65,000 shares of the Company's common stock to certain members of the Company's Board of Directors. These options vest 30% upon grant, 30% upon the first anniversary of the grant date and 20% per year for each of the next two years thereafter. Options to purchase up to 40,000 shares must be exercised in full prior to May 28, 1998 while the remaining options must be exercised in full prior to December 15, 2004. The exercise price of these options ranges from $5.74 per share to $14.34 per share.

 EMPLOYEE STOCK PURCHASE PLAN

  Under the 1995 Employee Stock Purchase Plan, the Company is authorized to issue up to 200,000 shares of common stock to its full-time and part-time employees, all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to 10 percent of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the lower of its beginning-of-year or end-of-year market price. Under the Plan, the Company sold 43,785 shares to employees in 1995 at a purchase price of $10.84 per share.

11. COMMITMENTS AND CONTINGENCIES

 LEASE OBLIGATIONS

  The Company and its subsidiaries lease certain land and facilities used in their operations, including local marketing agreements for certain radio stations. Future minimum rental payments under all noncancellable operating leases as of December 31, 1995 are payable as follows:

             1996......................... $ 2,958,000
             1997.........................   2,681,000
             1998.........................   2,340,000
             1999.........................   1,208,000
             2000.........................   1,106,000
             Thereafter...................   4,273,000
                                           -----------
                                           $14,566,000
                                           ===========

  Rental expense was approximately $3,471,000, $3,336,000, and $2,991,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

  The Company has a real estate lease for office space for its Atlanta operations with an affiliate of its majority shareholder. The annual rental rate is approximately $330,000.

 LEGAL PROCEEDINGS

  The Company is a party to various legal proceedings. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company.

12. BARTER TRANSACTIONS

  Barter revenue was approximately $4,976,000, $4,647,000, and $5,061,000 in 1995, 1994 and 1993, respectively. Barter expense was approximately $5,166,000, $4,164,000, and $4,941,000 in 1995, 1994 and 1993, respectively.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

  Included in accounts receivable and accounts payable in the accompanying consolidated balance sheets for 1995 and 1994 are barter accounts receivable (merchandise or services due the Company) of approximately $927,000 and $1,372,000, respectively, and barter accounts payable (air time due supplier of merchandise or service) of approximately $1,012,000 and $1,000,000, respectively.

13. RETIREMENT PLAN

  The Company maintains a defined contribution retirement plan covering substantially all employees who have met eligibility requirements. The Company matches 50% of participating employee contributions, subject to a maximum contribution by the Company of 1 1/2% of such employee's annual compensation up to $150,000 of such compensation. Total expense related to this plan was $334,253, $289,487, and $237,875 in 1995, 1994 and 1993, respectively.

14. SUBSEQUENT EVENTS

 ACQUISITIONS

  In February 1996, the Company entered into an agreement to acquire Noble Broadcast Group, Inc. ("Noble"), for $152,000,000 in cash. Noble owns 10 radio stations, 4 of which serve Denver, Colorado, with 3 each serving St. Louis, Missouri and Toledo, Ohio; and provides programming to and sells air time for two stations serving the San Diego market. The broadcast signals for the stations serving the San Diego market originate from Mexico. The agreement is subject to the approval of the Federal Communications Commission and the satisfaction of certain other conditions. Pending consummation of the transaction, the Company entered into Time Brokerage Agreements for the stations in St. Louis and Toledo which began February 21, 1996, and will expire on the purchase date. The Company will finance this acquisition from the proceeds of a new credit facility discussed below.

  In February 1996, the Company signed an agreement and plan of merger to acquire Citicasters Inc. ("Citicasters") owner of 19 radio stations in eight U.S. markets as well as two network affiliated television stations. Citicasters' radio stations serve Atlanta, Georgia; Cincinnati and Columbus, Ohio; Kansas City, Kansas and Missouri; Phoenix, Arizona; Portland, Oregon; Sacramento, California; and Tampa, Florida. The television stations serve Cincinnati, Ohio and Tampa, Florida. The agreement is subject to the approval of the Federal Communications Commission and the satisfaction of certain other conditions. In conjunction with this agreement, the Company has delivered to the seller a $75,000,000 non-refundable deposit in the form of a letter of credit. The letter of credit requires annual fees of 1.25% and can be drawn upon by Citicasters if the merger agreement is terminated.

  Jacor will pay $29.50 cash for each Citicasters share, plus approximately 1/5 of a warrant for each Citicasters share. The warrants will permit Citicasters shareholders to purchase a share of Jacor Common Stock for $28 per share. Approximately 4,400,000 warrants to purchase Jacor stock will be issued in connection with the merger. If the merger is not consummated by October 1, 1996, the exercise price for the warrants to purchase Jacor stock will be reduced to $26 per share. The cash purchase price, which is approximately $630,000,000, will increase by approximately $5,000,000 for each full month subsequent to October, 1996 but prior to the merger.

 NEW CREDIT AGREEMENT

  On February 20, 1996 the Company entered into a new credit agreement. The Company's new senior debt consists of two facilities (the "Facilities") provided under an agreement (the "Credit Agreement") with eleven banks: a $190,000,000 reducing revolving credit facility ("Revolving A Loans") and a $110,000,000 reducing revolving credit facility ("Revolving B Loans"). Both facilities mature on December 31, 2003. The indebtedness of the Company under the Facilities is collateralized by liens on substantially all of the assets of the Company and its operating subsidiaries and by a pledge of the operating subsidiaries' stock, and is guaranteed by those subsidiaries.

                  JACOR COMMUNICATIONS, INC. AND SUBSIDIARIES

  The Revolving A Loans will be used primarily to refinance existing debt and to complete the Noble acquisition. The Revolving B Loans will be used to finance acquisitions, stock repurchases and for working capital and other general corporate purposes.

  The commitment under the Revolving A Loans will be reduced by $2,500,000 each quarter commencing January 1, 1997 and by increasing quarterly amounts in each succeeding year. The commitment under the Revolving B Loans will be reduced by $5,000,000 for each quarter commencing January 1, 1998.

  The Company is required to make mandatory prepayments of the Facilities equal to (i) net proceeds from any debt offerings, (ii) 50% of net proceeds from any equity offerings to bring the Company's leverage ratio down to 5 to 1, (iii) 50% of excess cash flow, as defined, beginning in 1997, and (iv) net after tax proceeds received from asset sales or other dispositions.

  Interest under the Facilities is payable, at the option of the Company, at alternative rates equal to the Eurodollar rate plus 1% to 2 3/4% or the base rate announced by Banque Paribas plus up to 1 1/2%. The spreads over the Eurodollar rate and such base rate vary from time to time, depending upon the Company's financial leverage. The Company will pay quarterly commitment fees of 3/8% to 1/2% per annum on the unused portion of the commitment on both Facilities depending on the Company's financial leverage. The Company also is required to pay certain other fees to the agent and the lenders for the administration of the Facilities.

  The Credit Agreement contains a number of covenants which, among other things, require the Company to maintain specified financial ratios and impose certain limitations on the Company with respect to (i) the incurrence of additional indebtedness; (ii) investments and acquisitions, except under specified conditions; (iii) the incurrence of additional liens; (iv) the disposition of assets; (v) the payment of cash dividends; (vi) capital expenditures; and (vii) mergers, changes in business, and transactions with affiliates.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Citicasters Inc.

  We have audited the accompanying balance sheets of Citicasters Inc. and subsidiaries (formerly Great American Communications Company) as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As more fully described in Note B to the financial statements, effective December 28, 1993, the Company emerged from bankruptcy pursuant to a plan of reorganization confirmed by the Bankruptcy Court on December 7, 1993. In accordance with an American Institute of Certified Public Accountants Statement of Position, the Company has adopted "fresh-start reporting" whereby its assets, liabilities, and new capital structure have been adjusted to reflect estimated fair values as of December 31, 1993. As a result, the statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and December 31, 1994 reflect the Company's new basis of accounting and, accordingly, is not comparable to the Company's pre-reorganization statements of operations, shareholders' equity and cash flows for the year ended December 31, 1993.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicasters Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Cincinnati, Ohio
February 23, 1996

                       CITICASTERS INC. AND SUBSIDIARIES

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                            ASSETS
Current assets:
  Cash and short-term investments............................ $  3,572 $ 46,258
  Trade receivables, less allowance for doubtful accounts of
   $1,643 and $1,244.........................................   32,495   31,851
  Broadcast program rights...................................    5,162    5,488
  Prepaid and other current assets...........................    3,059    2,635
                                                              -------- --------
    Total current assets.....................................   44,288   86,232
  Broadcast program rights, less current portion.............    3,296    4,466
  Property and equipment, net................................   33,878   25,083
  Contracts, broadcasting licenses and other intangibles,
   net.......................................................  312,791  274,695
  Deferred charges and other assets..........................   22,093   13,016
                                                              -------- --------
                                                              $416,346 $403,492
                                                              ======== ========
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable, accrued expenses and other current
   liabilities............................................... $ 17,061 $ 33,673
  Broadcast program rights fees payable......................    5,298    5,041
                                                              -------- --------
    Total current liabilities................................   22,359   38,714
Broadcast program rights fees payable, less current portion..    2,829    3,666
Long-term debt...............................................  132,481  122,291
Deferred income taxes........................................   44,822   44,486
Other liabilities............................................   54,163   43,398
                                                              -------- --------
    Total liabilities........................................  256,654  252,555
Shareholders' equity:
  Common Stock, $.01 par value, including additional paid-in capital, 500,000,000 shares authorized; 19,976,927 and
   20,203,247 shares outstanding.............................   82,936   87,831
  Retained earnings from January 1, 1994.....................   76,756   63,106
                                                              -------- --------
    Total shareholders' equity...............................  159,692  150,937
                                                              -------- --------
                                                              $416,346 $403,492
                                                              ======== ========



                       See notes to financial statements.

                       CITICASTERS INC. AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                  YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                                    PREDECESSOR
                                                 1995       1994       1993
Net revenues:
  Television broadcasting..................... $  61,592  $130,418   $139,576
  Radio broadcasting..........................    74,822    66,625     65,592
                                               ---------  --------   --------
                                                 136,414   197,043    205,168
                                               ---------  --------   --------
Costs and expenses:
  Operating expenses..........................    37,416    60,682     71,730
  Selling, general and administrative.........    43,513    57,036     61,340
  Corporate, general and administrative
   expenses...................................     4,303     4,796      3,996
  Depreciation and amortization...............    14,635    22,946     28,119
                                               ---------  --------   --------
                                                  99,867   145,460    165,185
                                               ---------  --------   --------
Operating income..............................    36,547    51,583     39,983
Other income (expense):
  Interest expense, (contractual interest for
   1993 was $69,806)..........................   (13,854)  (31,979)   (64,942)
  Minority interest...........................       --        --     (26,776)
  Investment income...........................     1,231     1,216        305
  Gain on sale of television stations.........       --     95,339        --
  Miscellaneous, net..........................      (607)      447       (494)
                                               ---------  --------   --------
                                                (13,230)    65,023    (91,907)
                                               ---------  --------   --------
Earnings (loss) before reorganization items
 and income taxes.............................    23,317   116,606    (51,924)
Reorganization items..........................       --        --     (14,872)
                                               ---------  --------   --------
Earnings (loss) before income taxes and
 extraordinary items..........................    23,317   116,606    (66,796)
Income taxes..................................     9,000    53,500        --
                                               ---------  --------   --------
Earnings (loss) before extraordinary items....    14,317    63,106    (66,796)
Extraordinary items, net of tax...............       --        --     408,140
                                               ---------  --------   --------
Net earnings.................................. $  14,317  $ 63,106   $341,344
                                               =========  ========   ========
Share data:
  Primary and Fully Diluted:
    Net earnings.............................. $     .68  $   2.55          *
    Average common shares.....................    21,017    24,777          *

---------------------
*  Share amounts are not relevant due to the effects of the reorganization.


                       See notes to financial statements.

                       CITICASTERS INC. AND SUBSIDIARIES

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                 -------------------------------
                                                                                                                     PREDECESSOR
                                                                                                   1995      1994       1993
Common stock, including additional paid-in capital:
  Beginning balance............................................................................. $ 87,831  $138,588   $ 270,891
  Common stock issued:
    Exercise of stock options...................................................................      273       --          --
    Stock bonus awarded.........................................................................      --        297         350
  Common stock repurchased and retired..........................................................   (5,168)  (51,054)        --
  Effect of restructuring.......................................................................      --        --     (132,653)
                                                                                                 --------  --------   ---------
  Balance at end of period...................................................................... $ 82,936  $ 87,831   $ 138,588
                                                                                                 ========  ========   =========
Retained earnings:
  Beginning balance............................................................................. $ 63,106  $    --    $(609,920)
  Net earnings..................................................................................   14,317    63,106     341,344
  Application of fresh-start accounting.........................................................      --        --      268,576
  Cash dividends................................................................................     (667)      --          --
                                                                                                 --------  --------   ---------
  Balance at end of period...................................................................... $ 76,756  $ 63,106   $     --
                                                                                                 ========  ========   =========
Total Shareholders' Equity...................................................................... $159,692  $150,937   $ 138,588
--------------------------------------------------
                                                                                                 ========  ========   =========


                       See notes to financial statements.

                       CITICASTERS INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                                -------------------------------
                                                                                                                    PREDECESSOR
                                                                                                  1995      1994       1993
Operating Activities:
  Net earnings................................................................................. $ 14,317  $ 63,106   $341,344
  Adjustments:
    Depreciation and amortization..............................................................   14,635    22,946     28,119
    Non-cash interest expense..................................................................      190       198      8,780
    Other non-cash adjustments (primarily non-cash dividends on the preferred stock of a former
     subsidiary)...............................................................................      --        --      26,941
    Reorganization items.......................................................................      --        --      14,872
    Realized gains on sales of assets..........................................................      --    (51,218)    (1,871)
    Extraordinary gains on retirements and refinancing of long-term debt.......................      --        --    (408,140)
    Decrease (increase) in trade receivables...................................................     (644)   16,443     (1,635)
    Decrease (increase) in broadcast program rights, net of fees payable.......................      916      (146)       201
    Increase (decrease) in accounts payable, accrued expenses and other liabilities............   (5,885)   (2,891)     9,514
    Increase (decrease) in deferred taxes......................................................      336    (6,559)       --
    Other......................................................................................     (634)   (4,389)       306
                                                                                                --------  --------   --------
                                                                                                  23,231    37,490     18,431
                                                                                                --------  --------   --------
Investing Activities:
  Deposits on broadcast stations to be acquired................................................   (7,500)      --         --
  Purchases of:
    Broadcast stations.........................................................................  (50,598)  (16,000)       --
    Real estate, property and equipment........................................................  (11,857)   (7,569)    (5,967)
  Sales of:
    Broadcast stations.........................................................................      --    381,547      1,600
    Entertainment businesses:
      Cash proceeds received...................................................................      --      5,000        --
      Cash expenses related to sale............................................................      (22)     (813)    (6,021)
    Investments and other subsidiaries.........................................................      --      2,841        --
  Other........................................................................................     (378)      204     (1,131)
                                                                                                --------  --------   --------
                                                                                                (70,355)   365,210    (11,519)
                                                                                                --------  --------   --------
Financing Activities:
  Retirements and refinancing of long-term debt................................................   (3,500) (505,824)  (370,150)
  Additional long-term borrowings..............................................................   13,500   195,350    355,339
  Financing costs..............................................................................      --        --     (13,549)
  Common shares repurchased....................................................................   (5,168)  (51,054)       --
  Cash dividends paid on common stock..........................................................     (667)      --         --
  Proceeds from the sale of common stock.......................................................      --        --       1,161
  Other........................................................................................      273       297        --
                                                                                                --------  --------   --------
                                                                                                   4,438  (361,231)   (27,199)
                                                                                                --------  --------   --------
Net Increase (Decrease) in Cash and Short-Term Investments.....................................  (42,686)   41,469    (20,287)
Cash and short-term investments at beginning of period.........................................   46,258     4,789     25,076
                                                                                                --------  --------   --------
Cash and short-term investments at end of period............................................... $  3,572  $ 46,258   $  4,789
--------------------------------------------------
                                                                                                ========  ========   ========

                       See notes to financial statements.

                       CITICASTERS INC. AND SUBSIDIARIES

  SUPPLEMENTARY SCHEDULE TO THE STATEMENT OF CASH FLOWS--REORGANIZATION ITEMS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED
                                                                     DECEMBER
                                                                     31, 1993
                                                                    PREDECESSOR
Effects of Reorganization Activities:
  Cash Items:
    Operating activities:
      Professional fees and other expenses related to bankruptcy proceedings and consummation of the reorganization.......... $  (10,633)
                                                                    ==========
    Financing activities:
      Long-term debt issued for cash............................... $    6,339
      Common stock issued for cash.................................      1,161
                                                                    ----------
                                                                       $ 7,500
                                                                    ==========
  Non Cash Items:
    Increase in long-term debt (primarily reduction in original
     issue discount)............................................... $   25,967
    Net adjustment of accounts to fair value.......................    (15,961)
    Decrease in liabilities subject to exchange....................    (40,423)
    Increase in accrued liabilities (professional fees and other
     expenses related to consummation of the reorganization).......      1,438
    Decrease in long-term debt through the issuance of common
     stock.........................................................   (221,541)
    Elimination of minority interest (preferred stock of
     subsidiary) through the issuance of common stock..............   (274,932)
    Common stock issued in reorganization..........................    134,762
                                                                    ----------
                                                                    $(390,690)
                                                                    ==========



                       See notes to financial statements.

                       CITICASTERS INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

  Organization. Citicasters is engaged in the ownership and operation of radio and television stations and derives substantially all of its revenue from the sale of advertising time. The amount of broadcast advertising time available for sale by Citicasters' stations is relatively fixed, and by its nature cannot be stockpiled for later sale. Therefore, the primary variables affecting revenue levels are the demand for advertising time, the viewing or listening audience of the station and the entry of new stations in the marketplace. The major variable costs of operation are programming (news, sports and entertainment), sales costs related to revenues and promotional costs. The success of the programming determines the audience levels and therefore affects revenue.

  Basis of Presentation. The accompanying financial statements include the accounts of Citicasters Inc. and its subsidiaries. For purposes of the financial statements and notes hereto the term "Predecessor" refers to Great American Communications Company and its subsidiaries prior to emergence from chapter 11 bankruptcy. Significant intercompany balances and transactions have been eliminated.

  On December 28, 1993, the Predecessor completed its comprehensive financial restructuring through a prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code (see Note B for a description of the reorganization). Pursuant to the reporting principles of AICPA Statement of Position No. 90-7 entitled "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), Predecessor adjusted its assets and liabilities to their estimated fair values upon consummation of the reorganization. The adjustments to reflect the consummation of the reorganization as of December 31, 1993, including among other things, the gain on debt discharge and the adjustment to record assets and liabilities at their fair values, have been reflected in the accompanying financial statements. The Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the year ended December 31, 1993 is presented on a historical cost basis without giving effect to the reorganization. Therefore, the Statements of Operations, Changes in Shareholders' Equity and Cash Flows for periods after December 31, 1993 are generally not comparable to prior periods and are separated by a line (see Note B).

  All acquisitions have been treated as purchases. The accounts and results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

  American Financial Group, Inc. and its Subsidiaries ("American Financial") owned 7,566,889 shares (37.8%) of Citicasters' outstanding Common Stock at March 1, 1996. At that date, American Financial's Chairman, Carl H. Lindner, owned an additional 3,428,166 shares (17.1%) of Citicasters' outstanding Common Stock.

  Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

  Broadcast Program Rights. The rights to broadcast non-network programs on Citicasters' television stations are stated at cost, less accumulated amortization. These costs are charged to operations on a straight-line basis over the contract period or on a per showing basis, whichever results in the greater aggregate amortization.

  Property and Equipment. Property and equipment are based on cost and depreciation is calculated primarily using the straight-line method. Depreciable lives are: land improvements, 8-20 years; buildings and improvements, 8-40 years; operating and other equipment, 3-20 years; and leasehold improvements, over the life of the lease.

                       CITICASTERS INC. AND SUBSIDIARIES

  Contracts, Broadcasting Licenses and Other Intangibles. Contracts, broadcasting licenses and other intangibles represent the excess of the value of the broadcast station over the values of their net tangible assets, and is attributable to FCC licenses, network affiliation agreements and other contractual or market related factors. Reorganization value in excess of amounts allocable to identifiable assets represents the excess of the estimated fair value of Citicasters at the time of the reorganization over the estimated fair value allocated to its net identifiable assets. Intangible assets are being amortized on a straight-line basis over an average of 34 years. On an ongoing basis, Citicasters reviews the carrying value of its intangible assets. If this review indicates that intangible assets will not be recoverable, as determined based on undiscounted cash flows of broadcast stations over the remaining amortization period, Citicasters' carrying value of intangible assets are reduced by the amount of the estimated shortfall of cash flows.

  Income Taxes. Citicasters files a consolidated Federal income tax return which includes all 80% or more owned subsidiaries. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

  Earnings Per Share. Primary and fully diluted earnings per share in 1995 and 1994 are based upon the weighted average number of common shares and gives effect to common equivalent shares (dilutive options) outstanding during the respective periods. As a result of the effects of the reorganization, per share data for the year ended December 31, 1993 has been rendered meaningless and, therefore, per share information for this period has been omitted from the accompanying financial statements.

  Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

  Statement of Cash Flows. For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. All other activities are considered "operating." Short-term investments for purposes of the financial statements are those which had a maturity of three months or less when acquired.

B. REORGANIZATION

  On December 28, 1993, Citicasters completed its comprehensive financial restructuring that was designed to enhance its long-term viability by adjusting its capitalization to reflect current and projected operating performance levels. The Predecessor accomplished the reorganization of its debt and preferred stock obligations through "prepackaged" bankruptcy filings made under chapter 11 of the Bankruptcy Code by the Predecessor and two of its former non-operating subsidiaries. The Predecessor's primary operating subsidiary, Great American Television and Radio Company, Inc., was not a party to any such filings under the Bankruptcy Code.

  Acceptances for a prepackaged plan of reorganization were solicited in October and early November 1993. The plan of reorganization described below was overwhelmingly approved by the creditors and shareholders. The Predecessor filed its bankruptcy petition with the Bankruptcy Court on November 5, 1993. The plan was confirmed on December 7, 1993 and became effective on December 28, 1993. Under the terms of the plan the following occurred:

  . Predecessor effected a reverse stock split; issuing 2.25 shares of a new class of common stock for each 300 shares of common stock outstanding prior to the reorganization.

                       CITICASTERS INC. AND SUBSIDIARIES

  . Debt with a carrying value of $634.8 million was exchanged for 23,256,913 shares of common stock and $426.6 million in debt.

  . Preferred stock of a subsidiary was exchanged for 1,515,499 shares of common stock.

  . American Financial fulfilled a commitment to contribute $7.5 million in cash for which it received approximately $6.3 million principal amount of 14% Notes and 213,383 shares of common stock.

  The net expense incurred as a result of the chapter 11 filings and subsequent reorganization has been segregated from ordinary operations in the Statement of Operations. Reorganization items for 1993 include the following (in thousands):

      Financing costs................................................. $ 25,967
      Adjustments to fair value.......................................  (15,961)
      Professional fees and other expenses related to bankruptcy......    4,914
      Interest income.................................................      (48)
                                                                       --------
                                                                       $ 14,872
                                                                       ========

  Financing costs consist of the unamortized portion of original issue discount and deferred financing costs relating to debt subject to exchange as of the date the petition for bankruptcy was filed (November 5, 1993). Adjustments to fair value reflect the net change to state assets and liabilities at estimated fair value as of December 31, 1993. Interest income is attributable to the accumulation of cash and short-term investments after commencement of the chapter 11 cases.

  Pursuant to the fresh-start reporting provisions of SOP 90-7, the Predecessor's assets and liabilities were revalued and a new reporting entity was created with no retained earnings or accumulated deficit as of the effective date. The period from the effective date to December 31, 1993 was considered immaterial thus, December 31, 1993 was used as the effective date for recording the fresh-start adjustments. Predecessor's results of operations for the period from the effective date of the restructuring to December 31, 1993 have been reflected in the Statement of Operations for the year ended December 31, 1993.

  The reorganization values of the assets and liabilities were determined based upon several factors including: prices and multiples of broadcast cash flow (operating income before depreciation and amortization) paid in purchase and business combination transactions, projected operating results of the broadcast stations, market values of publicly traded broadcast companies, economic and industry information and the reorganized capital structure. The foregoing factors resulted in a range of reorganization values between $75 and $200 million. Based upon an analysis of all of this data, management determined that the reorganization value of the company would be $138.6 million.

  The gain on debt discharge is summarized as follows (in thousands):

Carrying value of debt securities subject to exchange, including accrued interest................................................... $ 318,447
Carrying value of preferred stock of subsidiary, including accrued
 dividends..........................................................   309,608
Aggregate principal amount of 14% Senior Extendable Notes issued in
 exchanges, including accrued interest since June 30, 1993..........   (71,236)
Aggregate value of common stock issued in exchanges.................  (134,762)
Expenses attributable to consummation of the reorganization.........    (7,573)
                                                                     ---------
Total gain on debt discharge (See Note J)........................... $ 414,484
                                                                     =========

                       CITICASTERS INC. AND SUBSIDIARIES

C. ACQUISITIONS AND DISPOSITIONS

  During June 1995, Citicasters acquired its second FM station in Portland
(KKCW) for $30 million. During August 1995, Citicasters acquired a second FM radio station in Tampa (WTBT) for $5.5 million. The purchase price for WTBT-FM could increase to $8 million depending on the satisfaction of certain conditions. Citicasters began operating WTBT-FM during March 1995. In December 1995, the Company began operating WHOK-FM, WLLD-FM and WLOH-AM in Columbus under a local marketing agreement and acquired the stations in January 1996 for $24 million.

  During 1994, Citicasters sold one AM and three FM radio stations and acquired or commenced the operation of two FM radio stations. The following table sets forth certain information regarding these radio station transactions:

                         DATE OPERATIONS       DATE OF       ACQUISITION PRICE/
                         COMMENCED/CEASED      CLOSING          SALES PRICE
Acquisitions:
  Sacramento (KRXQ-FM).. January 1, 1994  May 27, 1994         $  16 million
  Cincinnati (WWNK-FM).. April 25, 1994   April 21, 1995       $  15 million
Dispositions:
  Detroit (WRIF-FM)..... January 23, 1994 September 23, 1994   $11.5 million
  Milwaukee (WLZR-
   FM&AM)............... April 14, 1994   April 14, 1994       $   7 million
  Denver (KBPI-FM)...... April 19, 1994   August 5, 1994       $   8 million

  In the aggregate, the purchases and sales of radio stations completed in 1994 and 1995 did not have a material effect on Citicasters' results. No gain or loss was recognized on the radio stations sold during 1994, because those stations were valued at their respective sales price under the fresh-start reporting provision of SOP 90-7.

  During September and October 1994, Citicasters sold four of its network affiliated television stations to entities affiliated with New World Communications Group Incorporated ("New World"). The stations sold included KSAZ in Phoenix, WDAF in Kansas City, WBRC in Birmingham and WGHP in Greensboro/Highpoint. Citicasters received $355.5 million in cash and a warrant to purchase, for five years, 5,000,000 shares of New World Common Stock at $15 per share. The warrant was valued at $10 million and is included in the balance sheet caption "Deferred charges and other assets." Citicasters recorded a pretax gain of $95.3 million ($50.1 million after tax) on these sales. Proceeds from the sales were used to retire long-term debt and to repurchase shares of the Company's Common Stock. During 1995, the terms of the warrant were amended to modify the registration rights relating to the underlying shares. In consideration for such modification, the exercise price was increased from $15 to $16 per share.

  The following unaudited proforma financial information is based on the historical financial statements of Citicasters, adjusted to reflect the television station sales, retirement of long-term debt, the effects of the December 1993 reorganization and the February 1994 refinancing of subordinated debt (in thousands except per share data).

      Net revenues............................................ $128,375 $119,597
                                                               ======== ========
      Operating income........................................ $ 30,624 $ 20,142
                                                               ======== ========
      Net earnings............................................ $ 11,582 $  4,244
                                                               ======== ========
      Net earnings per share.................................. $    .47 $    .16
                                                               ======== ========

                       CITICASTERS INC. AND SUBSIDIARIES

D. PROPERTY AND EQUIPMENT

  Property and equipment at December 31, consisted of the following (in thousands):

                                                                1995     1994
      Land and land improvements............................. $  5,883  $ 5,305
      Buildings and improvements.............................   15,458   10,710
      Operating and other equipment..........................   22,771   13,873
                                                              --------  -------
                                                                44,112   29,888
      Accumulated depreciation...............................  (10,234)  (4,805)
                                                              --------  -------
                                                              $ 33,878  $25,083
                                                              ========  =======

  Pursuant to the fresh-start reporting principles of SOP 90-7, the carrying value of property and equipment was adjusted to estimated fair value as of the effective date of the reorganization, which included the restarting of accumulated depreciation. Depreciation expense relating to property and equipment was $5.4 million in 1995; $8.7 million in 1994; and $11.6 million in 1993.

E. CONTRACTS, BROADCASTING LICENSES AND OTHER INTANGIBLES

  Contracts, broadcasting licenses and other intangibles at December 31, consisted of the following (in thousands):

                                                             1995      1994
      Licenses, network affiliation agreements and other
       market related intangibles......................... $322,749  $275,629
      Reorganization value in excess of amounts allocable
       to identifiable assets.............................    7,998     7,998
                                                           --------  --------
                                                            330,747   283,627
      Accumulated amortization............................  (17,956)   (8,932)
                                                           --------  --------
                                                           $312,791  $274,695
                                                           ========  ========

  Citicasters' carrying value of its broadcasting assets was adjusted to estimated fair value as of the effective date of the reorganization pursuant to the reporting principles of SOP 90-7. This adjustment included, among other things, the restarting of accumulated amortization related to intangibles.

  Amortization expense relating to contracts, broadcasting licenses and other intangibles was $9.3 million in 1995; $14.2 million in 1994; and $16.5 million in 1993.

F. LONG-TERM DEBT

  Long-term debt at December 31, consisted of the following (in thousands):

                                                                1995     1994
      Citicasters:
        9 3/4% Senior Subordinated Notes due February 2004,
         less unamortized discount of $2,519 and $2,709
         (imputed interest rate 10.13%)...................... $122,481 $122,291
      Subsidiaries:
        Bank credit facility.................................   10,000      --
                                                              -------- --------
          Total long-term debt............................... $132,481 $122,291
                                                              ======== ========

                       CITICASTERS INC. AND SUBSIDIARIES

  At December 31, 1995, the only sinking fund or other scheduled principal payments due during the next five years is $10 million, due in 1998.

  Cash interest payments were $12.9 million in 1995; $27.1 million in 1994; and $45.1 million in 1993.

  In February 1994, Citicasters refinanced its 14% Notes and the 13% Senior Subordinated Notes due 2001 through the issuance of $200 million principal amount of 9 3/4% Senior Subordinated Notes due 2004 ("9 3/4% Notes"). The 9 3/4% Notes were issued at a discount; the net proceeds were $195.4 million. No gain or loss was recognized on these transactions. A portion of the proceeds from the sale of the four television stations ($305 million) was used to retire long-term debt including $75 million principal amount of the 9 3/4% Notes.

  In October 1994, Citicasters entered into a bank credit agreement with a group of banks providing two revolving credit facilities: a $125 million facility to fund future acquisitions and a $25 million working capital facility. The acquisition facility is available through December 31, 2001. The maximum amount available under this facility will be reduced by $7.5 million per quarter beginning in the first quarter of 1998. The working capital facility is available through December 31, 1997. Citicasters is required to use excess cash flow to reduce amounts outstanding under the facilities if leverage ratios exceed certain levels.

  The interest rate under the facilities varies depending on Citicasters' leverage ratio. In the case of the base rate option, the rate ranges from the base rate to the base rate plus .75%. In the case of the eurodollar rate option, the rate ranges from 1% to 2% over the eurodollar rate. The bank credit facilities are secured by substantially all the assets of Citicasters. As of March 1, 1996, Citicasters had $26 million outstanding under the acquisition facility.

  Citicasters' 9 3/4% Notes require a prepayment of the 9 3/4% Notes in the event of certain changes in the control of Citicasters and further require the proceeds from certain asset sales to be used to partially redeem 9 3/4% Notes.

  At December 31, 1995 the market of the 9 3/4% Notes exceeded carrying value by approximately $1.5 million.

G. SHAREHOLDERS' EQUITY

  Citicasters is authorized to issue 500 million shares of Class A Common Stock, $.01 par value, 125 million shares of Class B Common Stock, $.01 par value and 9.5 million shares of Serial Preferred Stock, $.01 par value. The preferred stock may have such preferences and other rights and limitations as the Board of Directors may designate with respect to each series.

  During 1995 and 1994, Citicasters acquired 254,760 and 2,354,475 shares of its common stock from several unaffiliated institutions for $5.2 million and $51.1 million, respectively. Under the most restrictive provision of Citicasters' debt covenants, Citicasters may acquire an additional $8.7 million of its common stock.

  During 1995, Citicasters' Board of Directors twice declared three-for-two stock splits of its outstanding common stock. All share and per share data have been restated to reflect both stock splits.

  The Company's debt instruments contain certain covenants which limit the amount of dividends which Citicasters is able to pay on its common stock. Under the most restrictive provision of Citicasters' debt

                       CITICASTERS INC. AND SUBSIDIARIES
covenants, dividends are limited to a maximum of $2.5 million annually. Citicasters paid a dividend of $.03 per common share in 1995. Under the merger agreement with Jacor (see Note M), Citicasters will not be permitted to pay dividends without the prior consent of Jacor.

  Changes in the number of shares of common stock are shown in the following table:

      Predecessor:
        Outstanding at January 1, 1993.............................  56,729,434
        Effect of reverse stock split in restructuring............. (56,303,963)
        Issued in restructuring for exchanges of securities........  24,772,412
        Issued for cash............................................     213,383
      Citicasters:
        Stock bonuses awarded to employees.........................      52,425
                                                                    -----------
        Outstanding at December 31, 1993...........................  25,463,691
        Stock bonuses awarded to employees.........................      37,125
        Stock repurchased and retired..............................  (5,297,569)
                                                                    -----------
        Outstanding at December 31, 1994...........................  20,203,247
        Exercise of stock option...................................      29,812
        Stock repurchased and retired..............................    (256,132)
                                                                    -----------
        Outstanding at December 31, 1995...........................  19,976,927
                                                                    ===========

  Following the consummation of the reorganization, the Board of Directors established the 1993 Stock Option Plan. The Plan provides for granting both non-qualified and incentive stock options to key employees. There are 1,800,000 common shares reserved for issuance under the 1993 Plan. During 1994, the Board of Directors established the 1994 Directors Stock Option Plan. The Plan provides for the granting of options to non-employee directors of Citicasters. There are 450,000 common shares reserved for issuance under the 1994 Plan. Options under both plans become exercisable at the rate of 20% per year commencing one year after grant and expire at the earlier of 10 years from the date of grant, three months after termination of employment or retirement as a director, or one year after the death or disability of the holder.

  Stock option data for Citicasters' stock option plans are as follows:

                                        1995                     1994
                               ------------------------ -----------------------
                                          OPTION PRICE             OPTION PRICE
                                SHARES      PER SHARE    SHARES     PER SHARE
Outstanding, beginning of
 period....................... 1,614,375  $6.67-$ 10.33 1,307,250  $       6.67
Granted.......................    57,500  $18.00-$25.50   498,375  $9.77-$10.33
Exercised.....................   (29,812) $        6.67       --            --
Terminated....................       --             --   (191,250) $       6.67
                               ---------  ------------- ---------  ------------
Outstanding, December 31...... 1,642,063  $6.67-$ 25.50 1,614,375  $6.67-$10.33
                               =========  ============= =========  ============
Exercisable, December 31......   516,263  $6.67-$ 10.33   223,200  $       6.67
                               =========  ============= =========  ============
Available for grant December
 31...........................   607,937                  635,625
                               =========                =========

                       CITICASTERS INC. AND SUBSIDIARIES

H. INCOME TAXES

  Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of Citicasters' deferred tax assets and liability as of December 31, are as follows (in thousands):

                                                                 1995    1994
      Deferred tax assets:
        Accrued expenses and other............................  $ 8,409 $ 8,190
      Deferred tax liability:
      Book over tax basis of depreciable assets...............   53,231  52,676
                                                                ------- -------
      Net deferred tax liability..............................  $44,822 $44,486
                                                                ======= =======

  The following is a reconciliation of Federal income taxes at the "statutory" rate of 35% in 1995, 1994, and 1993 and as shown in the Statement of Operations (in thousands):

                                                                    PREDECESSOR
                                                    1995     1994      1993
Earnings (loss) from continuing operations before
 income taxes..................................... $23,317 $116,606  $ (66,796)
Extraordinary items...............................     --       --     408,140
                                                   ------- --------  ---------
Adjusted earnings before income taxes............. $23,317 $116,606  $ 341,344
                                                   ======= ========  =========
Income taxes at the statutory rate................ $ 8,161 $ 40,812  $ 119,470
Effect of:
  Book basis over tax basis of stations sold......     --     8,472        --
  Goodwill........................................      74      599       (630)
  Minority interest...............................     --       --       9,372
  Certain reorganization items....................     --       --    (127,606)
  State taxes net of Federal income tax benefit...     650    3,575        --
  Other...........................................     115       42       (606)
                                                   ------- --------  ---------
  Income taxes as shown in the Statement of
   Operations..................................... $ 9,000 $ 53,500  $     --
                                                   ======= ========  =========

  Income tax provision as applied to continuing operations consists of (in thousands):

                                                                     PREDECESSOR
                                                       1995   1994      1993
      Current taxes.................................. $7,300 $42,800    $--
      Deferred taxes.................................    700   5,200     --
      State taxes....................................  1,000   5,500     --
                                                      ------ -------    ----
                                                      $9,000 $53,500    $--
                                                      ====== =======    ====

  Federal income taxes of $8.4 million and $7 million were paid in cash during 1995 and 1994, respectively.

I. DISCONTINUED OPERATIONS

  During 1994, Citicasters received an additional $5 million related to the 1991 sale of its entertainment businesses. The after-tax proceeds were credited to reorganization intangibles. A final distribution is scheduled to occur in December 1996. It is not possible to quantify the amount of the distribution Citicasters will receive at that time.

J. EXTRAORDINARY ITEMS

  Predecessor's extraordinary items in 1993 consisted of a loss of $6.3 million from the retirement of debt prior to the reorganization and a gain of $414.5 million on debt discharge in the reorganization.

                       CITICASTERS INC. AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)
K. PENDING LEGAL PROCEEDINGS

  Management, after review and consultation with counsel, considers that any liability from litigation pending against Citicasters and any of its subsidiaries would not materially affect the consolidated financial position or results of operations of Citicasters and its subsidiaries.

L. ADDITIONAL INFORMATION

  Quarterly Operating Results (Unaudited)--The following are quarterly results of consolidated operations for 1995 and 1994 (in thousands except per share data).

                                         1ST      2ND     3RD     4TH
                                       QUARTER  QUARTER QUARTER QUARTER  TOTAL
1995
   Net revenues....................... $29,045  $36,886 $34,126 $36,357 $136,414
   Operating income...................   4,724   11,588   8,910  11,325   36,547
   Net earnings.......................   1,278    5,242   3,282   4,515   14,317
  *Net earnings per share............. $   .06  $   .25 $   .15 $   .21 $    .68
1994
   Net revenues....................... $48,449  $60,423 $50,908 $37,263 $197,043
   Operating income...................   7,193   18,321  13,386  12,683   51,583
   Net earnings (loss)................  (1,752)   5,161  44,851  14,846   63,106
   Net earnings (loss) per share...... $  (.07) $   .20 $  1.75 $   .67 $   2.55

---------------------
  *The sum of the quarterly earnings per share does not equal the earnings per share computed on a year-to-date basis due to rounding.

  Citicasters' financial results are seasonal. Revenues are higher in the second and fourth quarter and lower in the first and third quarter; the first quarter is the lowest of the year.

  During the third and fourth quarters of 1994, Citicasters recorded net earnings of $41.7 million and $8.4 million respectively, attributable to the sale of the four television stations.

  Included in selling, general and administrative expenses in 1995, 1994 and 1993 are charges of $5.8 million, $7.2 million and $6.6 million, respectively, for advertising and charges of $1.3 million, $2.2 million and $2.4 million, respectively, for repairs and maintenance.

M. SUBSEQUENT EVENT

  On February 12, 1996, Citicasters and Jacor Communications, Inc. entered into a merger agreement by which Jacor will acquire Citicasters. Under the agreement, for each share of Citicasters' stock, Jacor will pay cash of $29.50 plus a five-year warrant to purchase approximately .2 shares of Jacor common stock at $28 per share. If the closing occurs after September 1996 the exercise price of the warrant would be reduced to $26 per share and the per share cash price would increase at the rate of $.2215 per month. American Financial and certain of its affiliates have agreed to execute irrevocable consents in favor of the Jacor transaction on March 13, 1996. The closing of the transaction is conditioned on, among other things, receipt of FCC and other regulatory approvals. Upon consummation of the merger, holders of the 9 3/4% Notes have the right to put their notes to the Company at 101% of principal.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Noble Broadcast Group, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Noble Broadcast Group, Inc. and its subsidiaries at December 31, 1995 and December 25, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 2 to the consolidated financial statements, in February 1996 the Company entered into an agreement to be purchased by Jacor Communications, Inc.

PRICE WATERHOUSE LLP

San Diego, California
March 21, 1996

                  NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                   DECEMBER 31,  DECEMBER 25,
                                                       1995          1994
ASSETS
Current assets:
  Cash and cash equivalents....................... $    447,000  $   2,134,000
  Accounts receivable, less allowance for doubtful
   accounts of $455,000 and $515,000..............    9,094,000     12,401,000
  Prepaid expenses and other......................    2,290,000      2,084,000
                                                   ------------  -------------
    Total current assets..........................   11,831,000     16,619,000
Property, plant and equipment, net................    9,333,000      7,623,000
Intangible assets, less accumulated amortization
 of $25,734,000 and $33,718,000...................   50,730,000     89,849,000
Other assets......................................    5,333,000      1,932,000
                                                   ------------  -------------
                                                   $ 77,227,000  $ 116,023,000
                                                   ============  =============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable................................ $  2,867,000  $   3,537,000
  Accrued interest................................    1,674,000      6,477,000
  Accrued payroll and related expenses............    1,077,000      1,720,000
  Other accrued liabilities.......................    3,081,000      4,364,000
  Current portion of long-term debt...............    3,611,000    167,209,000
  Unamortized carrying value of subordinated debt.                  19,445,000
                                                   ------------  -------------
    Total current liabilities.....................   12,310,000    202,752,000
Long-term debt, less current portion..............   78,000,000        232,000
Deferred income taxes.............................    8,568,000
Other long-term liabilities.......................      640,000        683,000
                                                   ------------  -------------
Total liabilities.................................   99,518,000    203,667,000
                                                   ------------  -------------
Mandatorily redeemable Class A-1 common stock,
 $.01 par value; 1,580,285 shares authorized;
 249,931 shares issued and outstanding in 1994....                  35,066,000
                                                   ------------  -------------
Stockholders' deficit:
  Class A common stock, $.000001 par value;
   1,569,514 shares authorized, 49,904 shares
   issued and outstanding in 1995.................          --             --
  Class B common stock, $.000001 par value and
   $.01 par value in 1995 and 1994, respectively;
   254,018 and 2,293,235 shares authorized in 1995
   and 1994, respectively; 254,018 shares issued
   and outstanding................................          --           3,000
  Paid-in capital.................................   44,231,000        662,000
  Accumulated deficit.............................  (66,522,000)  (123,375,000)
                                                   ------------  -------------
    Total stockholders' deficit...................  (22,291,000)  (122,710,000)
Commitments (Note 11)
                                                   ------------  -------------
                                                   $ 77,227,000  $ 116,023,000
                                                   ============  =============

   The accompanying notes are an integral part of the consolidated financial statements.

                  NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                FOR THE YEARS ENDED
                                        --------------------------------------
                                         DECEMBER    DECEMBER 25,   DECEMBER
                                         31, 1995        1994       26, 1993
Broadcast revenue.....................  $47,061,000  $ 56,154,000  $53,860,000
Less agency commissions...............   (5,159,000)   (6,552,000)  (6,351,000)
                                        -----------  ------------  -----------
  Net revenue.........................   41,902,000    49,602,000   47,509,000
                                        -----------  ------------  -----------
Expenses:
  Broadcast operating expenses........   31,445,000    37,892,000   36,944,000
  Corporate general and
   administrative.....................    2,285,000     2,621,000    2,702,000
  Depreciation and amortization.......    4,107,000     6,311,000    6,916,000
  Write-down of intangibles and other
   assets.............................                  7,804,000
                                        -----------  ------------  -----------
                                         37,837,000    54,628,000   46,562,000
                                        -----------  ------------  -----------
Income (loss) from operations.........    4,065,000    (5,026,000)     947,000
Interest expense......................   (9,913,000)  (10,976,000)  (7,602,000)
Net gain on sale of radio stations....    2,619,000                  7,909,000
                                        -----------  ------------  -----------
Income (loss) before provision for
 income taxes, extraordinary gain and
 cumulative effect of change in
 accounting principle.................   (3,229,000)  (16,002,000)   1,254,000
Provision for income taxes............      (63,000)      (36,000)    (378,000)
                                        -----------  ------------  -----------
Income (loss) before extraordinary
 gain and cumulative effect of change
 in accounting principle..............   (3,292,000)  (16,038,000)     876,000
Extraordinary gain on forgiveness of
 debt, net of income taxes............   60,145,000                 12,222,000
                                        -----------  ------------  -----------
Income (loss) before cumulative effect
 of change in accounting principle....   56,853,000   (16,038,000)  13,098,000
Cumulative effect of change in
 accounting principle.................                                 354,000
                                        -----------  ------------  -----------
Net income (loss).....................  $56,853,000  $(16,038,000) $13,452,000
                                        ===========  ============  ===========
Primary earnings (loss) per share:
  Before extraordinary item and
   cumulative effect of change in
   accounting principle...............  $     (1.59) $     (31.82) $      2.21
  Extraordinary item..................        48.66                       9.35
  Cumulative effect of change in
   accounting principle...............                                     .27
                                        -----------  ------------  -----------
    Total.............................  $     47.07  $    (31.82)  $     11.83
                                        ===========  ============  ===========
Fully diluted earnings (loss) per
 share:
  Before extraordinary item and
   cumulative effect of change in
   accounting principle...............  $     (1.61) $     (31.82) $      2.21
  Extraordinary item..................        48.66                       9.35
  Cumulative effect of change in
   accounting principle...............                                     .27
                                        -----------  ------------  -----------
    Total.............................  $     47.05  $     (31.82) $     11.83
                                        ===========  ============  ===========
Common equivalent shares:
  Primary.............................    1,236,098       503,949    1,307,541
  Fully diluted.......................    1,236,098       503,949    1,307,541

   The accompanying notes are an integral part of the consolidated financial statements.

                  NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                          CLASS A COMMON STOCK  CLASS B COMMON STOCK
                          --------------------  --------------------     PAID-IN    ACCUMULATED
                            SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL      DEFICIT         TOTAL
Balance at December 27,
 1992...................                           254,018 $    3,000  $   662,000 $(120,789,000) $(120,124,000)
 Net income.............                                                              13,452,000     13,452,000
                          ---------- ---------  ---------- ----------  ----------- -------------  -------------
Balance at December 26,
 1993...................                           254,018      3,000      662,000  (107,337,000)  (106,672,000)
 Net loss...............                                                             (16,038,000)   (16,038,000)
                          ---------- ---------  ---------- ----------  ----------- -------------  -------------
Balance at December 25,
 1994...................                           254,018      3,000      662,000  (123,375,000)  (122,710,000)
 Cancellation of Class
  A-1 Mandatorily
  Redeemable Common
  Stock.................                                                26,562,000                   26,562,000
 Exchange of Class A-1
  Mandatorily Redeemable
  Common Stock..........      49,904       --                            8,504,000                    8,504,000
 Change in par value of
  Class B Common Stock
  from $.01 per share to
  $.000001 per share....                                       (3,000)       3,000
 Issuance of warrant to
  purchase common stock.                                                 8,500,000                    8,500,000
 Net income.............                                                              56,853,000     56,853,000
                          ---------- ---------  ---------- ----------  ----------- -------------  -------------
Balance at December 31,
 1995...................      49,904     $ --      254,018 $      --   $44,231,000 $ (66,522,000) $ (22,291,000)
                          ========== =========  ========== ==========  =========== =============  =============


   The accompanying notes are an integral part of the consolidated financial statements.

                  NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                               FOR THE YEARS ENDED
                                     -----------------------------------------
                                     DECEMBER 31,   DECEMBER 25,  DECEMBER 26,
                                         1995           1994          1993
Cash flows from operating
 activities:
  Net income (loss)................. $  56,853,000  $(16,038,000) $ 13,452,000
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
    Cumulative effect of change in
     accounting principle...........                                  (354,000)
    Interest expense added to long-
     term debt......................     3,631,000     2,465,000     2,309,000
    Depreciation and amortization...     4,499,000     4,999,000     5,848,000
    Net (revenue) expense on barter
     transactions...................      (210,000)     (288,000)       81,000
    (Gain) loss on disposition of
     assets.........................    (2,287,000)      138,000    (7,930,000)
    Extraordinary gain on
     forgiveness of debt............   (60,145,000)                (12,222,000)
    Write-down of intangibles and
     other assets...................                   9,297,000
    Changes in assets and
     liabilities, net of effects of
     acquisitions:
      Accounts receivable...........     3,698,000    (2,367,000)   (1,318,000)
      Prepaid expenses and other....         4,000       (14,000)      233,000
      Other assets..................      (224,000)      732,000      (610,000)
      Accounts payable..............      (670,000)    1,360,000       679,000
      Accrued interest..............    (1,674,000)    2,070,000      (223,000)
      Other accrued liabilities.....    (1,926,000)      924,000      (888,000)
      Other long-term liabilities...       (43,000)     (107,000)    2,643,000
                                     -------------  ------------  ------------
        Net cash provided by (used
         in) operating activities...     1,506,000     3,171,000     1,700,000
                                     -------------  ------------  ------------
Cash flows from investing
 activities:
  Proceeds from disposition of
   assets...........................    47,650,000         6,000    35,002,000
  Acquisition of property, plant and
   equipment........................    (2,851,000)   (1,124,000)   (3,009,000)
  Acquisition of radio stations.....    (6,834,000)
                                     -------------  ------------  ------------
        Net cash flows provided by
         (used in) investing
         activities.................    37,965,000    (1,118,000)   31,993,000
                                     -------------  ------------  ------------
Cash flows from financing
 activities:
  Payments on long-term debt........  (126,450,000)   (2,534,000)  (34,036,000)
  Borrowings........................    90,500,000
  Payments related to financing
   costs............................    (5,208,000)
                                     -------------  ------------  ------------
        Net cash used in financing
         activities.................   (41,158,000)   (2,534,000)  (34,036,000)
                                     -------------  ------------  ------------
Net decrease in cash and cash
 equivalents........................    (1,687,000)     (481,000)     (343,000)
Cash and cash equivalents at
beginning of period.................     2,134,000     2,615,000     2,958,000
                                     -------------  ------------  ------------
Cash and cash equivalents at end of
 period............................. $     447,000  $  2,134,000  $  2,615,000
                                     =============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY

  Noble Broadcast Group, Inc. (the Company), a privately held Delaware corporation, owned and operated the following radio stations during 1995:
WSSH-AM serving Boston, Massachusetts; KBEQ-FM and AM, serving Kansas City, Missouri; KMJQ-FM and KYOK-AM serving Houston, Texas; KBCO-FM and AM and KHIH-FM and KHOW-AM, serving Denver, Colorado; KMJM-FM, KNJZ-FM and KATZ-AM, serving St. Louis, Missouri; WVKS-FM, WRVF-FM and WSPD-AM, serving Toledo, Ohio. Four of these stations were sold and two stations were purchased during 1995 (Note 8). In addition, the Company also provided programming for and had exclusive rights to sell advertising time on two radio stations located in Baja California, Mexico, XETRA-FM and XETRA-AM, which primarily serve the metropolitan San Diego area broadcasting as XTRA-FM and AM.

NOTE 2--SUBSEQUENT EVENT--SALE OF THE COMPANY

  In February 1996, the Company entered into a Stock Purchase and Stock and Warrant Redemption Agreement (the Agreement) whereby Jacor Communications, Inc. (Jacor) agreed to purchase both the Company's outstanding Class B common stock and a newly-issued warrant allowing Jacor to purchase the Company's Class A common stock. This transaction is subject to Federal Communications Commission approval and certain other conditions. Simultaneously, the Company entered into an Asset Purchase Agreement and sold the assets of certain subsidiaries of the Company to a wholly-owned subsidiary of Jacor and assigned to this subsidiary its rights and obligations under certain contracts including the Exclusive Sales Agency Agreement (Note 10). The aggregate value of the above transactions, when fully consummated, is $152,000,000 plus certain closing costs. At that time, Jacor will own 100% of the equity interests in the Company. The Company also entered into time brokerage agreements with Jacor for the stations in St. Louis and Toledo. The Company received approximately $99,000,000 in February 1996 in conjunction with the transactions.

  In connection with this transaction, the Company entered into a Credit Agreement with another wholly-owned subsidiary of Jacor providing for a $40,000,000 Term Loan Facility, which was borrowed in full in February 1996, and a $1,000,000 Revolving Loan Facility. The loans bear interest at the Prime rate, payable quarterly. Both facilities are to be repaid on February 1, 2002 or upon occurrence of certain ownership changes, whichever occurs earlier.

  The Company used the total proceeds received in February 1996 to repay the outstanding indebtedness under the Senior Secured Term Loan, the Senior Revolving Credit Facility and the Subordinated Notes, to redeem and retire the warrant held by the subordinated debtholder, and to redeem and retire all of the Company's Class A shares outstanding (Notes 5 and 6). In the event that the transaction cannot be consummated, none of the proceeds previously paid to the Class A stockholders or the warrant holders shall be returned. If the transaction is terminated by the buyer, the Class B stockholders shall be entitled to the balance of the amounts due under the Agreement; if terminated by the Company, the buyer shall be entitled only to the amounts previously paid to the Class B stockholders as well as certain other amounts.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated.

 FINANCIAL STATEMENT PREPARATION

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

 FISCAL YEAR

  The Company's fiscal year ends on the last Sunday of December to coincide with the standard broadcast year.

 REVENUES

  Revenues for commercial broadcasting advertisements are recognized when the commercial is broadcast.

 CASH AND CASH EQUIVALENTS

  Cash equivalents are highly liquid investments (money market funds) with original maturities of three months or less. Included in cash and cash equivalents at December 25, 1994 is $1,600,000 of restricted cash. Restricted cash of $1,500,000 was released to the Company on December 31, 1994 in conjunction with its sale of KMJQ-FM and KYOK-AM (Note 8). The remaining $100,000 of restricted cash was released to the Company in January 1995 in conjunction with the sale of WSSH-AM (Note 8).

 BARTER TRANSACTIONS

  Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast, and merchandise or services received are charged to expense when received or used. If merchandise or services are received prior to the broadcast of the advertising, a liability (deferred barter revenue) is recorded. If the advertising is broadcast before the receipt of the goods or services, a receivable is recorded.

 CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash and temporary cash investments in money market funds with high quality institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas of the United States.

 EARNINGS (LOSS) PER COMMON SHARE

  Primary earnings (loss) per common share are calculated on the basis of the weighted average number of common shares outstanding plus (in periods in which they have a dilutive effect) the effect of common equivalent shares arising from Senior Subordinated Convertible Notes, using the if-converted method, and the effect of warrants to purchase common stock using the treasury stock method. The calculation of fully diluted earnings per common share also includes the effect of the assumed conversion of Senior Subordinated Convertible Notes and exercise of warrants to purchase common stock in periods in which such conversion would cause dilution.

 PROPERTY, PLANT AND EQUIPMENT

  Purchases of property, plant and equipment, including additions and improvements and expenditures for repairs and maintenance that significantly add to productivity or extend the economic lives of the assets, are capitalized at cost and depreciated on the straight-line basis over their estimated useful lives as follows:

      Technical and office equipment................................   5-8 years
      Buildings and building improvements........................... 10-30 years
      Furniture and fixtures........................................    10 years
      Leasehold improvements........................................    10 years
      Land improvements.............................................     8 years
      Automobiles...................................................     3 years

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

  Maintenance and repairs are expensed as incurred.

 INTANGIBLE ASSETS

  Intangible assets represents the aggregate excess purchase cost over the fair market value of radio station net assets acquired. Intangible assets are stated at the lower of cost or net realizable value and are being amortized using the straight-line method over periods not exceeding 40 years. The Company evaluates the realizability of intangible assets by comparing the asset carrying amount to future anticipated undiscounted cash flows.

  In 1994, the Company determined that intangibles related to its Houston stations were impaired and, accordingly, it recorded a $7,450,000 loss (Note
8). Additionally, in 1994, the Company determined that $354,000 in other assets would not be realized, and recorded a loss.

 DEBT ISSUANCE COSTS

  Debt issuance costs incurred in connection with executing long-term debt agreements are amortized over the term of associated debt to interest expense.

 FINANCIAL INSTRUMENTS

  Interest rate swaps are entered into as a hedge against interest exposure of variable rate debt. The differences to be paid or received on the swaps are included in interest expense. Gains and losses are recognized when the swaps are settled. The interest rate swaps are subject to market risk as interest rates fluctuate.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments," (FAS 107) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used. The carrying amount of all financial instruments on the consolidated balance sheet are considered reasonable estimates of fair value, with the exception of long-term debt as of December 25, 1994, of which $50,301,000 was forgiven in August 1995 (Note 5) and the interest rate swap agreement (Note
5).

NOTE 4--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                       DECEMBER    DECEMBER 25,
                                                       31, 1995        1994
Property, plant and equipment
  Technical and office equipment..................... $10,196,000  $ 12,295,000
  Land and land improvements.........................   1,067,000       978,000
  Buildings and building improvements................   2,517,000     2,880,000
  Furniture and fixtures.............................   1,244,000     1,531,000
  Leasehold improvements.............................   1,057,000     1,640,000
  Automobiles........................................     314,000       327,000
                                                      -----------  ------------
                                                       16,395,000    19,651,000
  Less accumulated depreciation and amortization.....  (7,062,000)  (12,028,000)
                                                      -----------  ------------
                                                      $ 9,333,000  $  7,623,000
                                                      ===========  ============
Other non-current assets
  Debt issuance costs................................ $ 4,267,000  $    646,000
  Other..............................................   1,066,000     1,286,000
                                                      -----------  ------------
                                                      $ 5,333,000  $  1,932,000
                                                      ===========  ============

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

Statement of Cash Flows Information
  Schedule of certain non-cash financing
   activities:
                                                  FOR THE YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 31, DECEMBER 25, DECEMBER 26,
                                             1995         1994         1993
                                         ------------ ------------ ------------
    Acquisition of assets in exchange
     for debt...........................     $--          $--        $463,000
                                             ====         ====       ========

NOTE 5--LONG-TERM DEBT

  Long-term debt is comprised of:

                                                      DECEMBER    DECEMBER 25,
                                                      31, 1995        1994
      Senior Secured Term Loan...................... $45,000,000
      Senior Revolving Credit Facility..............   7,050,000
      Subordinated Notes............................  29,325,000
      Tranche A Notes...............................              $ 87,364,000
      Tranche B Notes...............................                11,587,000
      Series A Senior Subordinated Notes............                29,617,000
      Series B Senior Subordinated Convertible
       Notes........................................                37,000,000
      Other.........................................     236,000     1,873,000
                                                     -----------  ------------
                                                      81,611,000   167,441,000
      Less current portion..........................  (3,611,000) (167,209,000)
                                                     -----------  ------------
                                                     $78,000,000  $    232,000
                                                     ===========  ============

  Interest paid during 1995, 1994 and 1993 aggregated $3,673,000, $6,152,000 and $4,354,000, respectively.

  Tranche A Notes and Tranche B Notes--The Tranche A and Tranche B Notes, which were outstanding as of December 25, 1994, were extinguished in conjunction with the Company's August 1995 debt restructuring (see Debt Restructuring below). The Tranche A Notes bore interest at the 30-day LIBOR rate plus an applicable margin. The Tranche B Notes bore interest at 4 percent. The senior debt agreement provided for principal prepayments at the option of the Company and called for mandatory principal prepayments from the net proceeds of sales of certain radio station properties or from 50 percent of the net proceeds of sales by the Company of any stock or warrants issued by the Company or from the exercise of any such warrants or from excess operating cash, as defined.

  During 1993, the Company sold certain radio station properties and other assets (Note 8) and utilized resultant net proceeds of $32,960,000 to repay Tranche A Notes of $18,498,000 and Tranche B Notes of $14,462,000. Pursuant to agreements with the senior debtholders, $12,222,000 of the Tranche A Notes was forgiven, resulting in an extraordinary gain during the year ended December 26, 1993.

  The Company's agreement with the Senior debtholders contained, among other things, certain covenants as to the maintenance of certain financial ratios and cash flows, as well as restrictions on additional indebtedness, property sales and liens, mergers and acquisitions, contingent liabilities, certain lease transactions, investments, transactions with affiliates, corporate overhead, capital expenditures, prepaid expenditures, and employment and certain other contracts.

  Based on agreements between the Company and the holders of the Tranche A Notes and Tranche B Notes, the outstanding debt was to be repaid as of August 18, 1995 and the Company classified the debt as current as of December 25, 1994.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

  SENIOR SUBORDINATED NOTES AND SENIOR SUBORDINATED CONVERTIBLE NOTES--The Series A Senior Subordinated Notes (Subordinated Notes) and Series B Senior Subordinated Convertible Notes (Convertible Notes), which were outstanding as of December 25, 1994, were extinguished in conjunction with the Company's 1995 debt restructuring (see Debt Restructuring below).

  In fiscal year 1991 the Company restructured its debt with the subordinated debtholders by modifying certain terms. The $24,423,000 excess of the carrying amount of the old subordinated debt instruments over the principal amount of the Subordinated and Convertible Notes was recorded as unamortized carrying value of subordinated debt in 1991 and was being amortized against future interest expense over the term of the restructured Subordinated and Convertible Notes. The Subordinated Notes bore interest at an annual rate of 9%; interest was added to principal semiannually. During 1995, 1994 and 1993, approximately $3,631,000, $2,465,000 and $2,309,000 of interest was added to the principal, respectively.

  The Convertible Notes bore interest at the non-compounding annual rate of 5 percent and such interest was due and payable at such time as the principal became payable. The Convertible Notes were convertible as to both principal and accrued interest into 803,592 shares of Mandatorily Redeemable Class A-1 common stock at the option of the holders after April 30, 1994.

  The Subordinated Notes and Convertible Notes were subordinated to the Tranche A and B Notes and contained, among other things, covenants as to the maintenance of certain financial ratios and cash flows, and certain restrictions as to additional indebtedness, amounts and types of payments and investments, dividends, liens and encumbrances, sale and leaseback transactions, equity interests of subsidiaries, sales of assets, mergers, corporate overhead, capital expenditures, prepayment of expenses, and employment contracts.

  Based on agreements between the Company and the holders of Subordinated Notes and Convertible Notes, the outstanding debt was to be repaid as of August 18, 1995 and the Company classified the debt and associated unamortized carrying value of subordinated debt as current as of December 25, 1994.

  DEBT RESTRUCTURING--In August 1995, the Company completed a restructuring of its debt, resulting in the extinguishment of $175,301,000 of Tranche A Notes, Tranche B Notes, Subordinated Notes and Convertible Notes plus accrued interest for an aggregate amount of $125,000,000 in cash. Additionally, the Company repurchased or exchanged the shares of Class A-1 common stock held by the holders of these debt instruments. The Company sold its Houston, Boston and Kansas City stations in 1995 and utilized the resultant net proceeds of $47,650,000, along with $1,500,000 restricted cash released to the Company (Note 3), to repay outstanding debt prior to the completion of the restructuring (Note 8), entered into a new senior $60,000,000 Credit Agreement and obtained new subordinated debt for $37,000,000. The former debtholders forgave $50,301,000 of principal and accrued interest which has been recognized as an extraordinary gain in 1995. Also included in the extraordinary gain for 1995 is $18,412,000, representing the remaining unamortized carrying value of subordinated debt as of the date of the related debt extinguishment.

  SENIOR SECURED TERM LOAN AND SENIOR REVOLVING CREDIT FACILITY--In August 1995, the Company and its wholly-owned subsidiaries entered into a $60,000,000 Credit Agreement with a consortium of banks, consisting of a $45,000,000 Senior Secured Term Loan (the Term Loan) and a $15,000,000 Senior Revolving Credit Facility (the Revolver). The Company borrowed all of the $45,000,000 Term Loan and $7,500,000 of the Revolver and paid transaction costs of approximately $4,700,000. Under the Term Loan and the Revolver, principal payments were due in varying amounts through 2001. As discussed in Note 2, the outstanding debt under the Credit Agreement was paid in full and cancelled in February 1996.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

  Borrowings under the Credit Agreement bore interest, at the option of the Company, at either the London Interbank Offered Rate (LIBOR) plus an applicable margin of up to 2.625%, or at a base rate (defined as the higher of the Federal Funds Rate plus .5% or the bank's Prime rate) plus an applicable margin of up to 1.375% per annum. The Term Loan and the Revolver were secured by substantially all of the Company's assets, including the common stock and tangible and intangible assets and major lease rights of the Company's operating subsidiaries.

  In conjunction with entering into the Credit Agreement, the Company issued a warrant to purchase 10% of the common stock of the Company's primary operating subsidiary, exercisable only in the event of certain specified occurrences through June 30, 1996, for an exercise price of $1.00. The Company determined that the value of the warrant was de minimus because of the nature of the specified events required for warrant exercise. As discussed in Note 2, the warrant was cancelled in February 1996.

  INTEREST RATE SWAP AGREEMENT--In accordance with the terms of the Credit Agreement, the Company entered into a three year interest rate swap agreement in September 1995 on a notional principal amount of $30,000,000. Under the interest rate swap agreement, on a quarterly basis the Company pays the counterparty interest at a fixed rate of 5.87%, and the counterparty pays the Company interest at a variable rate based on the LIBOR.

  As of December 31, 1995, the interest rate swap agreement had a nominal carrying value and a ($425,000) fair value. The fair value was estimated by obtaining a quotation from the counterparty. In February 1996, the Company terminated the interest rate swap agreement in conjunction with its debt extinguishment, and realized a loss of $686,000 upon termination.

  SUBORDINATED NOTES--In August 1995, the Company entered into an Investment Agreement with a new subordinated debtholder, consisting of $37,000,000 in subordinated notes. The subordinated notes bore interest at a rate of 8.108% per annum compounded quarterly, of which 50% was to be paid annually with the remainder being added to principal. The notes were due in August 2002. As discussed in Note 2, the debt was paid in full and cancelled in February 1996.

  Under the Investment Agreement, the Company issued a warrant for 75% of the Company's Class A common stock, exercisable through August 2005, with an exercise price of $1.00. Management has determined that the fair value of the warrant on the date of issuance was approximately $8,500,000, which has been recorded as a discount on the related debt and was being amortized to interest expense over the term of the debt. As discussed in Note 2, the Company repurchased the warrant in February 1996.

  COVENANTS--The Credit Agreement and the Investment Agreement required the Company to comply with certain financial and operating covenants including among others, limitations on: capital expenditures, acquisitions and additional indebtedness, engaging in a business other than radio broadcasting, paying cash dividends, corporate overhead levels, the use of borrowings, and requirements to maintain certain financial ratios.

NOTE 6--COMMON STOCK

  In conjunction with the August 1995 refinancing, the Company entered into an agreement with its former debtholders providing for the repurchase or exchange of all of their Class A-1 shares of common stock. Under the agreement, 189,321 Class A-1 shares were repurchased by the Company for a de minimus amount and the remaining 60,610 shares were exchanged for 49,904 shares of Class A common stock. There were 249,931 shares of Mandatorily Redeemable Class A-1 common stock outstanding in 1994 and 1993.

  The Company's authorized capital stock subsequent to the August 1995 restructuring consists of 1,569,514 shares of Class A common stock, $.000001 par value, of which 49,904 shares are issued and outstanding, and

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

254,018 shares of Class B voting common stock, $.000001 par value, all of which are issued and outstanding. Prior to August 1995, the Class B common stock had a par value of $.01. Class B common stock is voting common stock, while Class A common stock has no right to vote with respect to the election of directors, or other corporate actions other than certain major events set forth in the Company's Restated Certificate of Incorporation. The holders of Class B common stock, voting as a class, are entitled to elect six members of the Board of Directors. Class B common stock may convert their shares into stock that is registered pursuant to certain firm commitment underwritten public offerings, as defined.

  Shares of Class A common stock are convertible into an equal number of shares of Class B common stock subsequent to a public offering, as described in the Restated Certificate of Incorporation, upon certain events as defined in the Company's agreements with the subordinated debtholders, or as of August 18, 2000. In addition, holders of both Class A and Class B common stock may convert their shares into stock that is registered pursuant to a public offering. Holders of Class A common stock are entitled to participate on a pro rata basis with the holders of Class B common stock with respect to dividends, when and as declared by the Board of Directors, provided there are funds legally available for such purpose, and with respect to any redemption or repurchase by the Company of any Class B common stock.

  The Mandatorily Redeemable Class A-1 common stock contained a liquidation preference over Class B common stock in an amount equal to a prescribed formula value solely in the event of a liquidation resulting from bankruptcy, insolvency or other similar proceeding. Such liquidation preference was zero at December 25, 1994. The Mandatorily Redeemable Class A-1 common stock was not entitled to vote except for the right, voting as a separate class, to elect one member of the Company's Board of Directors and except that certain transactions specified in the Company's Restated Certificate of Incorporation required the consent of the majority of the then-outstanding shares of Mandatorily Redeemable Class A-1 common stock. Holders of Mandatorily Redeemable Class A-1 common stock were entitled to participate on a pro rata basis with the holders of Class B common stock upon any redemption or repurchase by the Company of any Class B common stock or other equity securities of the Company.

  Shares of Class A-1 common stock were convertible into an equal number of shares of Class B common stock subsequent to a public offering, or under certain specified circumstances. In addition, holders of Class A-1 common stock were entitled to convert their shares into stock registered pursuant to certain firm commitment underwritten public offerings, as defined. Prior to an initial public offering (IPO), holders of Class A-1 Common stock were entitled to, in the event of a defined change of voting control of the Company, require the Company to repurchase their shares of Class A-1 common stock in accordance with specified formula prices. In addition, if the Company had not effected an IPO by December 2002, then holders of a majority of the then-outstanding Class A-1 common stock, on or after December 31, 2003 could require the Company to repurchase the Class A-1 common stock owned by them at a specified formula repurchase price.

  The Mandatorily Redeemable Class A-1 common stock was recorded at an "issue price" equivalent to the carrying value of the equity instruments exchanged therefor. No subsequent adjustment to the valuation of the Mandatorily Redeemable Class A-1 common stock was required prior to its repurchase and exchange in August 1995.

NOTE 7--STOCK OPTIONS

  The Company had two stock option plans, the Executive Stock Option Plan (Executive Plan) and the 1991 Stock Option Plan (1991 Plan). No options were granted under the Executive Plan or the 1991 Plan. In conjunction with the August 1995 debt restructuring, the Company cancelled the 1991 Plan and the Executive Plan.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

NOTE 8--STATION TRANSACTIONS

  In August 1995, concurrent with the debt restructuring, the Company purchased substantially all of the assets and certain liabilities of WSPD-AM and WRVF-FM, Toledo, Ohio, for $6,660,000 using cash proceeds obtained through the August 1995 debt restructuring. The acquisition has been accounted for using the purchase method. The assets acquired were comprised of accounts receivable of $391,000 and property, plant and equipment of $1,525,000. The excess of the purchase price over the fair value of the assets and liabilities acquired was $4,744,000, which is attributable to intangible assets and is being amortized over 40 years using the straight-line method. The results of operations are included in the results of operations of the Company since their acquisition.

  The following unaudited pro forma summary information presents the results of operations of the Company as if the acquisition of WSPD-AM and WRVF-FM had occurred on December 27, 1993, after giving effect to certain adjustments, principally intangible amortization and interest. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been effected as of December 27, 1993 or of the results which may occur in the future.

                                                             (UNAUDITED)
                                                             YEAR ENDED
                                                      --------------------------
                                                      DECEMBER 31,  DECEMBER 25,
                                                          1995          1994
      Net revenue...................................  $47,945,000   $ 59,455,000
      Loss before extraordinary item................  $(4,015,000)  $(16,230,000)
      Net income (loss).............................  $57,576,000   $(16,230,000)
      Earnings (loss) per share before extraordinary
       item.........................................  $    (3.25)   $     (32.21)
      Earnings (loss) per share.....................  $     46.58   $     (32.21)

  In March 1995, the Company sold substantially all of the assets (excluding cash and accounts receivable) and certain liabilities of Noble Broadcast of Kansas City, Inc. (KBEQ-FM and KBEQ-AM) for $7,650,000. The sale of these assets resulted in a gain of approximately $1,982,000 and has been reflected in the Company's 1995 results of operations.

  In January 1995, the Company sold substantially all of the assets (excluding cash and accounts receivable) and certain liabilities of Noble Broadcast of Ballybunion, Inc. (WSSH-AM) for $1,500,000. The sale of these assets resulted in a gain of approximately $637,000 and has been reflected in the Company's 1995 results of operations.

  On December 31, 1994, the Company sold substantially all of the non-cash assets and certain liabilities of Noble Broadcast of Houston, Inc. (KMJQ-FM and KYOK-AM) for $38,500,000 and released restricted cash of $1,500,000 (Note
3). The sale of these assets resulted in a loss on the sale of $7,450,000. This loss was considered to result from permanent impairment of intangible assets as of December 25, 1994 and has been reflected in the Company's results of operations in 1994.

  In March 1993, the Company sold substantially all of the assets of Noble Broadcast of New York, Inc. (WBAB-FM and WGBB-AM) for $16,000,000. Net proceeds from this sale of $15,000,000 were used to reduce the Tranche A and Tranche B Notes (Note 5) resulting in the forgiveness of $5,562,000 of Tranche A Notes. The sale of these assets resulted in a gain on the sale of $6,555,000.

  In April 1993, the Company sold substantially all of the assets of WSSH-FM Boston, Massachusetts, for $18,500,000. Net proceeds from this sale of $15,250,000 were used to reduce the Tranche A and Tranche B Notes (Note 5) resulting in the forgiveness of $5,655,000 of the Notes. The sale of these assets resulted in a gain of $1,354,000.

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

  In May 1993, the Company purchased substantially all of the assets of KATZ-AM and KNJZ-FM in St. Louis for $2,750,000. The Company paid $2,250,000 in cash and issued a non-interest bearing promissory note for $500,000. The note is payable in equal installments of $250,000 in May 1994 and May 1996. The acquisition has been accounted for using the purchase method. The assets and liabilities acquired were comprised entirely of intangible assets which are being amortized over 40 years using the straight-line method. The results of operations are included in the results of operations of the Company since their acquisition.

NOTE 9--INCOME TAXES

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 on a prospective basis, effective January 1, 1993. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under the SFAS 109 asset and liability method, deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Upon implementation of SFAS 109, the Company recorded a cumulative effect (benefit) of a change in accounting principle of $354,000, which represented the future tax benefits expected to be realized upon utilization of the Company's state tax loss carryforwards. The benefit of these loss carryforwards was realized during 1993.

  The following is a summary of the provision for income taxes, for the years ended December 31, 1995, December 25, 1994 and December 26, 1993:

                                                         1995    1994     1993
      Current:
        Federal........................................ $   --  $   --  $    --
        State..........................................  63,000  36,000   24,000
      Deferred:
        Federal........................................     --      --
        State..........................................     --      --   354,000
                                                        ------- ------- --------
      Provision........................................ $63,000 $36,000 $378,000
                                                        ======= ======= ========

  A reconciliation of the provision for income taxes to the amount computed by applying the statutory Federal income tax rate to income before income taxes follows:

                                                  FOR THE YEARS ENDED
                                         ----------------------------------------
                                         DECEMBER 31,  DECEMBER 25,  DECEMBER 26,
                                             1995          1994          1993
Federal statutory rate.................. $(1,176,000)  $(5,601,000)    $439,000
State income taxes, net of federal
 benefit................................    (153,000)     (728,000)      57,000
Amortization and write down of
 intangibles............................   1,329,000     3,348,000     (496,000)
Losses for which no current benefit is
 available..............................         --      2,847,000          --
State net operating loss utilization....         --            --       354,000
Other...................................      63,000       170,000       24,000
                                         -----------   -----------     --------
                                         $    63,000   $    36,000     $378,000
                                         ===========   ===========     ========

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES

  The components of deferred income taxes at December 31, 1995 and December 25, 1994 are as follows:

                                                        1995          1994
   Deferred tax assets:
     Available net operating loss carryforwards
      for financial reporting purposes.............. $       --   $ 30,060,000
     Charitable contribution carryovers.............     250,000       250,000
     Book and tax amortization differences..........         --     12,530,000
     Accrued liabilities and reserves...............     180,000       200,000
                                                     -----------  ------------
                                                         430,000    43,040,000
   Deferred tax liabilities:
     Book and tax basis differences.................  (7,256,000)  (14,272,000)
     Book and tax depreciation and amortization
      differences...................................  (1,312,000)   (4,458,000)
                                                     -----------  ------------
     Net deferred tax assets (liabilities)..........  (8,138,000)   24,310,000
     Valuation allowance............................    (430,000)  (24,310,000)
                                                     -----------  ------------
                                                     $(8,568,000) $        --
                                                     ===========  ============

  The Company recorded a provision for income taxes in 1995, 1994 and 1993 due to taxable income for state tax reporting purposes related to entities in the consolidated group which were subject to state income tax. The Company recorded a valuation allowance for those deferred tax assets for which the Company's management determined that the realization of such future tax benefits is not more likely than not. Taxes paid during 1995, 1994 and 1993 aggregated $63,000, $36,000 and $24,000, respectively.

  At December 31, 1995, the Company had available Federal net operating losses of approximately $46,000,000 for tax reporting purposes. Additionally, the Company had available net operating losses of approximately $41,000,000 for state income tax purposes. The net operating losses for tax purposes expire between 2001 and 2009. In certain circumstances, as specified in the Internal Revenue Code, a 50 percent or more ownership change by certain combinations of the Company's stockholders during any three year period would result in limitations on the Company's ability to utilize its net operating loss carryforwards. The value of the Company's stock at the time of the ownership change is the primary factor in determining the limit on the Company's ability to utilize its net operating loss carryforwards. As a result of the August 1995 debt and equity restructuring, an ownership change occurred, and consequently the Company's net operating loss carryforwards generated prior to the ownership change are limited. The purchase of the Company by Jacor (Note
2) will also result in an ownership change as specified in the Internal Revenue Code. As a result of the August 1995 debt and equity restructuring, certain deferred tax assets were reduced for financial reporting purposes. The increase in deferred tax liabilities of $8,568,000 that occurred in conjunction with the August 1995 debt and equity restructuring was recorded as a component of the extraordinary gain resulting from the August 1995 restructuring.

NOTE 10--BROADCAST LICENSE AGREEMENT

  The Company's consolidated net sales for 1995, 1994 and 1993, include XTRA-FM and XTRA-AM sales of approximately $15,613,000, $14,087,000 and $13,346,000, respectively, pursuant to an Exclusive Sales Agency Agreement (the Agreement) with the broadcast licensee expiring in 2015. Under the Agreement, the Company acts as the agent for the sale of advertising time on XTRA-FM and XTRA-AM for all areas outside Mexico. The Company operated a broadcasting tower under a month-to-month lease until February 1996 when it moved to a new location in Mexico owned by the Company. The broadcast licenses for these stations from the Ministry of Communications of the Republic of Mexico are scheduled to expire on July 3, 2004. The Company

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES is not aware of any information which would lead it to believe that any specific risks exist which threaten the continuance of the Company's relationship with the broadcast licensee.

  Pursuant to the terms of the Agreement, as amended, the Company provides programming for and purchases advertising time directly from the broadcast licensee and resells such time to United States advertisers and agencies. The Company incurred $415,000, $584,000 and $555,000 in expenses under the Agreement during 1995, 1994 and 1993.

NOTE 11--BARTER TRANSACTIONS

  Barter revenue was approximately $2,461,000, $2,551,000 and $2,956,000 in 1995, 1994 and 1993, respectively. Barter expense was approximately $2,251,000, $2,263,000 and $3,037,000 in 1995, 1994 and 1993, respectively.

  Included in prepaid expenses and other current assets and accrued liabilities in the accompanying consolidated balance sheets for 1995 and 1994 are barter receivables (merchandise or services due to the Company) of approximately $1,640,000 and $1,540,000, respectively and barter accounts payable (air time due to suppliers of merchandise or services) of approximately $1,384,000 and $1,385,000, respectively.

NOTE 12--COMMITMENTS

 BROADCAST COMMITMENTS

  The Company has agreements to broadcast a series of professional sports games and related events through 1998. The Company incurred total expenses of $3,757,000, $2,744,000 and $2,142,000 during 1995, 1994 and 1993, respectively, in accordance with the agreements. Future minimum annual payments under the agreements become due and payable as follows:

             1996.......................... $2,765,000
             1997..........................  1,172,000
             1998..........................    385,000
                                            ----------
                                            $4,322,000
                                            ==========

 LEASE COMMITMENTS

  The Company incurred total rental expenses of $538,000, $1,378,000 and $1,389,000 in 1995, 1994 and 1993, respectively, under operating leases for facilities and equipment. Future annual rental commitments expected under such leases at December 31, 1995 are as follows:

             1996.......................... $  489,000
             1997..........................    406,000
             1998..........................    415,000
             1999..........................    404,000
             2000..........................    368,000
             Thereafter....................  1,038,000
                                            ----------
                                            $3,120,000
                                            ==========

 TIME BROKERAGE AGREEMENTS

  The Company, through various subsidiaries, previously provided programming through time brokerage agreements. These agreements, which were terminated in August 1995, allowed the Company to purchase a

                 NOBLE BROADCAST GROUP, INC. AND SUBSIDIARIES specified amount of broadcast time per week in exchange for the rights to all advertising revenues. The Company incurred related total expenses of $479,000, $1,517,000 and $1,294,000 during 1995, 1994 and 1993, respectively.

NOTE 13--LITIGATION

  The Company is involved in litigation on certain matters arising in the ordinary course of business. Management has consulted with legal counsel and does not believe that the resolution of such matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER-ING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITA-TION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
The Acquisitions..........................................................   13
Sources of Funds and Use of Proceeds......................................   15
Capitalization............................................................   16
Common Stock Market Price Information.....................................   17
Dividend Policy...........................................................   17
Unaudited Pro Forma Financial Information.................................   18
Selected Historical Financial Data........................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   32
Business..................................................................   37
Management................................................................   53
Principal Shareholders....................................................   55
Description of Capital Stock..............................................   56
Description of Indebtedness...............................................   59
Shares Eligible for Future Sale...........................................   61
Underwriting..............................................................   62
Experts...................................................................   63
Legal Matters.............................................................   64
Incorporation of Certain Documents by Reference...........................   65
Available Information.....................................................   65
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               17,500,000 SHARES

                             JACOR COMMUNICATIONS,
                                     INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                              ALEX. BROWN & SONS
                                 INCORPORATED

                                CS FIRST BOSTON

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.

                                         , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized statement of the fees and expenses (all but the SEC and NASD fees are estimates) in connection with the issuance and distribution of the shares of Common Stock being registered hereunder. All such fees and expenses shall be borne by the Company.

      SEC Registration fees .......................................... $137,058
      NASD fee ....................................................... $ 30,500
      Blue Sky fees and expenses ..................................... $   *
      Printing and engraving expenses ................................ $   *
      Transfer agent and registrar fee and expenses................... $   *
      Attorneys' fees and expenses ................................... $   *
      Accounting fees and expenses ................................... $   *
      Miscellaneous .................................................. $   *
                                                                       --------
          Total ...................................................... $   *
                                                                       ========

---------------------
*To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1 of Article VI of the Registrant's Amended and Restated Code of Regulations (the "Code of Regulations") generally provides that each of the Registrant's directors, officers and employees is entitled to be indemnified from personal liability to the fullest extent permitted by Ohio law. Section 1701.13 of the Ohio Revised Code permits a corporation to indemnify its officers, directors and employees (other than in certain cases involving bad faith, negligence or misconduct) from and against any and all claims and liabilities to which he or she may become subject by reason of his or her position, or acts or commissions in such position, including reasonable costs of defense and settlements (except in connection with shareholder derivative suits, where indemnification is limited to the costs of defense). Ohio law also permits corporations to provide broader indemnification than that provided by statute. Pursuant to authority contained in its Code of Regulations, the Registrant maintains in force a standard directors' and officers' liability insurance policy providing coverage of $10,000,000 against liability incurred by any director or officer in his or her capacity as such.

ITEM 16. EXHIBITS.

  See Index to Exhibits.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

    (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF CINCINNATI, STATE OF OHIO ON THIS
     DAY OF MARCH 1996.

                                          Jacor Communications, Inc.

                                                  /s/ R. Christopher Weber
                                          By: _________________________________
                                             R. Christopher Weber
                                             Senior Vice President, Chief
                                             Financial Officer and Secretary

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY CONSTITUTES AND APPOINTS R. CHRISTOPHER WEBER AND JON M. BERRY, OR EITHER OF THEM, AS SUCH SIGNATORY'S TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR SUCH SIGNATORY AND IN SUCH SIGNATORY'S NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE FOREGOING, AS FULLY AS TO ALL INTENTS AND PURPOSES AS SUCH SIGNATORY MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS
REGISTRATION STATEMENT HAS BEEN SIGNED ON              , 1996 BY THE FOLLOWING
PERSONS IN THE CAPACITIES INDICATED.

Principal Executive Officer:              Principal Financial and Accounting
         /s/ Randy Michaels               Officer:
-------------------------------------           /s/ R. Christopher Weber
           Randy Michaels                 -------------------------------------
    President, Co-Chief Operating                 R. Christopher Weber
        Officer and Director                  Senior Vice President, Chief
                                             Financial Officer and Secretary
       /s/ Robert L. Lawrence                      /s/ Rod F. Dammeyer
-------------------------------------     -------------------------------------
         Robert L. Lawrence                          Rod F. Dammeyer
   Co-Chief Operating Officer and                       Director
              Director
       /s/ Sheli Z. Rosenberg                      /s/ F. Philip Handy
-------------------------------------     -------------------------------------
         Sheli Z. Rosenberg                          F. Philip Handy
      Board Chair and Director                          Director
                                                     /s/ Marc Lasry
-------------------------------------     -------------------------------------
          John W. Alexander                            Marc Lasry
              Director                                  Director

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
  1.1      Form of Underwriting Agreement (to be filed by amend-
            ment).                                                      **
  2.1      Agreement and Plan of Merger dated February 12, 1996          *
            (the "Merger Agreement") among Citicasters Inc., the
            Registrant and JCAC, Inc. Incorporated by reference
            to Exhibit 2.1 to the Registrant's Current Report on
            Form 8-K dated February 27, 1991.
  2.2      Stockholders Agreement dated February 12, 1996 among          *
            the Registrant, JCAC, Inc., Great American Insurance
            Company, American Financial Corporation, American
            Financial Enterprises, Inc., Carl H. Lindner, The
            Carl H. Lindner Foundation and S. Craig Lindner. In-
            corporated by reference to Exhibit 2.2 to the Regis-
            trant's Current Report on Form 8-K dated February
            27, 1996.
  2.3      Jacor Shareholders Agreement dated February 12, 1996          *
            among Citicasters Inc. and Zell/Chilmark Fund L.P.
            Incorporated by reference to Exhibit 2.3 to the Reg-
            istrant's Current Report on Form 8-K dated February
            27, 1996.
  2.4      Escrow Agreement among the Registrant, Citicasters
            Inc. and PNC Bank dated March 13, 1996.
  2.5      Irrevocable Letter of Credit, Banque Paribus, Chicago
            Branch dated March 13, 1996.
  2.6      Letter of Credit and Reimbursement Agreement by and
            between the Registrant and Banque Paribus dated
            March 13, 1996
  2.7      Form of Employment Continuation Agreement (executive          *
            officer form) between Citicasters Inc. and [execu-
            tive officer] (referred to as exhibit 6.6(c)(i) in
            Merger Agreement). Incorporated by reference to Ex-
            hibit 2.5 to the Registrant's Current Report on Form
            8-K dated February 27, 1996.
  2.8      Form of Employment Continuation Agreement (management         *
            form) between Citicasters Inc. and [manager] (re-
            ferred to as exhibit 6.6(c)(ii) in Merger Agree-
            ment). Incorporated by reference to Exhibit 2.6 to
            the Registrant's Current Report on Form 8-K dated
            February 27, 1996.
  2.9      Form of Warrant Agreement between the Registrant, and         *
            KeyCorp Shareholder Services, Inc., as warrant agent
            (referred to as exhibit 3.1 in Merger Agreement).
            Incorporated by reference to Exhibit 2.7 to the Reg-
            istrant's Current Report on Form 8-K dated February
            27, 1996.
  2.10     Stock Purchase and Stock Warrant Redemption Agreement         *
            dated as of February 20, 1996 among the Registrant,
            Prudential Venture Partners II, L.P., Northeast Ven-
            tures, II, John T. Lynch, Frank A. DeFrancesco,
            Thomas R. Jiminez, William R. Arbenz, CIHC, Incorpo-
            rated, Bankers Life Holding Corporation and Noble
            Broadcast Group, Inc. ("Noble") (omitting exhibits
            not deemed material or filed separately in executed
            form). [Prudential and Northeast are sometimes re-
            ferred to hereafter as the "Class A Shareholders";
            Lynch, DeFrancesco, Jiminez and Arbenz as the "Class
            B Shareholders"; and CIHC and Bankers Life as the
            Warrant Sellers.]. Incorporated by reference to Ex-
            hibit 2.1 to the Registrant's Current Report on Form
            8-K dated March 6, 1996.
  2.11     Investment Agreement dated as of February 20, 1996            *
            among the Registrant, Noble and the Class B Share-
            holders (omitting exhibits not deemed material). In-
            corporated by reference to Exhibit 2.2 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
  2.12     Warrant to Purchase Class A Common Stock of Noble is-         *
            sued to the Registrant. Incorporated by reference to
            Exhibit 2.3 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
  2.13     Indemnification and Escrow Agreement dated as of Feb-         *
            ruary 20, 1996 among the Registrant, Noble, the
            Class A Shareholders, the Class B Shareholders, the
            Warrant Sellers, The Fifth Third Bank and Conseco,
            Inc. Incorporated by reference to Exhibit 2.4 to the
            Registrant's Current Report on Form 8-K dated March
            6, 1996.
  2.14     Stock Escrow and Security Agreement dated as of Feb-          *
            ruary 20, 1996 among the Registrant, Noble, the
            Class B Shareholders, Philip H. Banks, as trustee,
            and The Fifth Third Bank, as escrow agent (omitting
            exhibits not deemed material or filed separately in
            executed form). Incorporated by reference to Exhibit
            2.5 to the Registrant's Current Report on Form 8-K
            dated March 6, 1996.
  2.15     Trust Agreement dated as of February 20, 1996 among           *
            the Class B Shareholders and their spouses, and
            Philip H. Banks, as trustee. Incorporated by refer-
            ence to Exhibit 2.6 to the Registrant's Current Re-
            port on Form 8-K dated March 6, 1996.
  2.16     Registration Rights Agreement dated as of February            *
            20, 1996 between the Registrant and Noble. Incorpo-
            rated by reference to Exhibit 2.7 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
  2.17     Asset Purchase Agreement dated as of February 20,             *
            1996 among Chesapeake Securities, Inc. (a Registrant
            subsidiary), Noble Broadcast of San Diego, Inc.,
            Sports Radio, Inc. and Noble Broadcast Center, Inc.
            Incorporated by reference to Exhibit 2.7 to the Reg-
            istrant's Current Report on Form 8-K dated March 6,
            1996.
  2.18     Jacor--CMM Limited Partnership Agreement of Limited           *
            Partnership dated January 1, 1994, by and between
            Jacor Cable, Inc., Up Your Ratings, Inc. and the
            Registrant. Incorporated by reference to Exhibit 2.2
            of the Registrant's Annual Report on Form 10-K dated
            March 30, 1995.
  2.19     Amendment No. 1 to Jacor--CMM Limited Partnership             *
            Agreement of Limited Partnership dated July 22,
            1994, by and between Jacor Cable, Inc., Up Your Rat-
            ings, Inc. and the Registrant to amend the Jacor--
            CMM Limited Partnership Agreement of Limited Part-
            nership dated January 1, 1994. Incorporated by ref-
            erence to Exhibit 2.3 of the Registrant's Annual Re-
            port on Form 10-K dated March 30, 1995.
  2.20     Amendment No. 2 to Jacor--CMM Limited Partnership             *
            Agreement of Limited Partnership with an effective
            date as of January 1, 1994, by and between Jacor Ca-
            ble, Inc., Up Your Ratings, Inc. and the Registrant
            to amend the Jacor--CMM Limited Partnership Agree-
            ment of Limited Partnership dated January 1, 1994.
            Incorporated by reference to Exhibit 2.4 of the Reg-
            istrant's Annual Report on Form 10-K dated March 30,
            1995.
  4.1      Specimen Common Stock Certificate. Incorporated by            *
            reference to Exhibit 2.1 to the Registrant's Form 8-
            A, dated January 12, 1993.
  4.2      Credit Agreement dated as of February 20, 1996, among         *
            the Registrant, the Banks named therein, Banque
            Paribas, as Agent, and The First National Bank of
            Boston and Bank of America Illinois, as Co-Agents
            (omitting exhibits not deemed material or filed sep-
            arately in executed form). Incorporated by reference
            to Exhibit 4.1 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.
  4.3      Revolving A Note in favor of Banque Paribas by the            *
            Registrant dated as of February 20, 1996. (1) Incor-
            porated by reference to Exhibit 4.2 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
  4.4      Revolving B Note in favor of Banque Paribas by the            *
            Registrant dated as of February 20, 1996. (1) Incor-
            porated by reference to Exhibit 4.3 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
  4.5      Security Agreement dated as of February 20, 1996              *
            among the Registrant, Banque Paribas, as Agent, for
            itself, the Co-Agents and the Banks. Incorporated by
            reference to Exhibit 4.4 to the Registrant's Current
            Report on Form 8-K dated March 6, 1996.
  4.6      Pledge Agreement dated as of February 20,1996 among           *
            the Registrant, Banque Paribas, as Agent, for it-
            self, the Co-Agents and the Banks. Incorporated by
            reference to Exhibit 4.5 to the Registrant's Current
            Report on Form 8-K dated March 6, 1996.
  4.7      Trademark Security Agreement dated as of February 20,         *
            1996 among the Registrant, Banque Paribas, as Agent,
            for itself, the Co-Agents and the Banks. Incorpo-
            rated by reference to Exhibit 4.6 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
  4.8      Subsidiary Guaranty dated as of February 20, 1996, by         *
            various subsidiaries of the Registrant in favor of
            Banque Paribas, as Agent, for itself, the Co-Agents
            and the Banks. (2) Incorporated by reference to Ex-
            hibit 4.7 to the Registrant's Current Report on Form
            8-K dated March 6, 1996.
  4.9      Subsidiary Security Agreement dated as of February            *
            20, 1996, by various Company subsidiaries in favor
            of Banque Paribas, as Agent, for itself, the Co-
            Agents and the Banks (omitting exhibits not deemed
            material). (2) Incorporated by reference to Exhibit
            4.8 to the Registrant's Current Report on Form 8-K
            dated March 6, 1996.
  4.10     Primary Pledge Agreement dated as of February 20,             *
            1996 among Chesapeake Securities, Inc. (a subsidiary
            of the Registrant), Banque Paribas as Agent, for it-
            self, the Co-Agents and the Banks. (3) Incorporated
            by reference to Exhibit 4.9 to the Registrant's Cur-
            rent Report on Form 8-K dated March 6, 1996.
  4.11     Secondary Pledge Agreement dated as of February 20,           *
            1996 between the Registrant and Chesapeake Securi-
            ties, Inc. (a subsidiary of the Registrant). (4) In-
            corporated by reference to Exhibit 4.10 to the Reg-
            istrant's Current Report on Form 8-K dated March 6,
            1996.
  4.12     Subsidiary Trademark Agreement dated as of February           *
            20, 1996 among Jacor Broadcasting of Tampa Bay,
            Inc., Jacor Broadcasting of Atlanta, Inc., Jacor
            Broadcasting Corporation and Jacor Broadcasting of
            Florida, Inc. in favor of Banque Paribas as Agent,
            for itself, the Co-Agents and the Banks. Incorpo-
            rated by reference to Exhibit 4.11 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
  4.13     Deed to Secure Debt and Security Agreement, dated as          *
            of February 20, 1996, by and between Jacor Broad-
            casting of Atlanta, Inc. and Banque Paribas, as
            Agent. Incorporated by reference to Exhibit 4.12 to
            the Registrant's Current Report on Form 8-K dated
            March 6, 1996.
  4.14     Deed of Trust and Security Agreement, dated as of             *
            February 20, 1996, between Jacor Broadcasting of
            Colorado, Inc. and the Public Trustee in the County
            of Weld and the State of Colorado. (6) Incorporated
            by reference to Exhibit 4.13 to the Registrant's
            Current Report on Form 8-K dated March 6, 1996.
  4.15     Open-End Mortgage, Assignment of Rents and Leases and         *
            Security Agreement, dated February 20, 1996, by and
            between Jacor Broadcasting Corporation and Banque
            Paribas, as Agent. (7) Incorporated by reference to
            Exhibit 4.14 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
  4.16     Open-End Mortgage, Assignment of Rents and Leases and         *
            Security Agreement dated as of February 20, 1996, by
            Jacor Broadcasting of Tampa Bay, Inc. in favor of
            Banque Paribas, as Agent. (8) Incorporated by refer-
            ence to Exhibit 4.15 to the Registrant's Current Re-
            port on Form 8-K dated March 6, 1996.
  4.17     Deed of Trust and Security Agreement, Assignment of           *
            Leases, Rents and Profits, Financing Statement and
            Fixture Filing made by Chesapeake Securities, Inc.
            for the Benefit of Banque Paribas as Agent dated as
            of February 20, 1996. Incorporated by reference to
            Exhibit 4.16 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.
  4.18     Second Consolidated Amended and Restated Intercompany         *
            Demand Note issued to the Company by various subsid-
            iaries of the Registrant dated as of February 20,
            1996. (5) Incorporated by reference to Exhibit 4.17
            to the Registrant's Current Report on Form 8-K dated
            March 6, 1996.
  4.19     Second Amended and Restated Intercompany Security             *
            Agreement and Financing Statement dated as of Febru-
            ary 20, 1996 by various subsidiaries of the Regis-
            trant in favor of the Company (omitting exhibits not
            deemed material). (2) Incorporated by reference to
            Exhibit 4.18 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.
  4.20(+)  Restricted Stock Agreement dated as of June 23, 1993          *
            by and between the Registrant and Rod F. Dammeyer.
            (9) Incorporated by reference to Exhibit 4.2 to the
            Registrant's Quarterly Report on Form 10-Q dated Au-
            gust 13, 1993.
  4.21(+)  Stock Option Agreement dated as of June 23, 1993 be-          *
            tween the Registrant and Rod F. Dammeyer covering
            10,000 shares of the Registrant's common stock. (10)
            Incorporated by reference to Exhibit 4.3 to the Reg-
            istrant's Quarterly Report on Form 10-Q dated August
            13, 1993.
  4.22(+)  Stock Option Agreement dated as of December 15, 1994          *
            between the Registrant and Rod F. Dammeyer covering
            5,000 shares of the Registrant's common stock. (11)
            Incorporated by reference to Exhibit 4.23 to the
            Registrant's Quarterly Report on Form 10-Q dated Au-
            gust 13, 1993.
  5.1      Form of Opinion of Graydon, Head & Ritchey (to be
            filed by amendment).
 10.1      Credit Agreement dated as of February 20, 1996 among         **
            Broadcast Finance, Inc. (a Registrant subsidiary),
            Noble Broadcast Group, Inc. and Noble Broadcast
            Holdings, Inc. (omitting exhibits not deemed mate-
            rial or filed separately in executed form). Incorpo-
            rated by reference to Exhibit 10.1 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
 10.2      Subsidiary Guaranty dated as of February 20, 1996 in          *
            favor of Broadcast Finance, Inc. by Noble Broadcast
            Center, Inc., Noble Broadcast of Colorado, Inc., No-
            ble Broadcast of St. Louis, Inc., Noble Broadcast of
            Toledo, Inc., Nova Marketing Group, Inc., Noble
            Broadcast Licenses, Inc., Noble Broadcast of San Di-
            ego, Inc., Sports Radio, Inc. and Sports Radio
            Broadcasting, Inc. Incorporated by reference to Ex-
            hibit 10.2 to the Registrant's Current Report on
            Form 8-K dated March 6, 1996.
 10.3      Term Note in the amount of $40,000,000 by Noble               *
            Broadcast Holdings, Inc. in favor of Broadcast Fi-
            nance, Inc. dated as of February 20, 1996. Incorpo-
            rated by reference to Exhibit 10.3 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.
 10.4      Revolving Note in the amount of $1,000,000 by Noble           *
            Broadcast Holdings, Inc. in favor of Broadcast Fi-
            nance, Inc. dated as of February 20, 1996. Incorpo-
            rated by reference to Exhibit 10.4 to the Regis-
            trant's Current Report on Form 8-K dated March 6,
            1996.

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                   DESCRIPTION OF EXHIBIT                      PAGE
  -------                  ----------------------                  ------------
 10.5(+)   Jacor Communications, Inc. 1993 Stock Option Plan.            *
            Incorporated by reference to Exhibit 99 to the Quar-
            terly Report on Form 10-Q dated August 13, 1993.
 10.6(+)   Jacor Communications, Inc. 1995 Employee Stock Pur-           *
            chase Plan. Incorporated by reference to Exhibit
            4.01 to the Registration Statement on Form S-8,
            filed on November 9, 1994.
 23.1      Consent of Coopers & Lybrand L.L.P.
 23.2      Consent of Ernst & Young LLP
 23.3      Consent of Price Waterhouse LLP
 23.4      Consent of Graydon, Head & Ritchey (included in opin-
            ion of counsel filed as Exhibit 5.1)
 24        Powers of Attorney of directors and officers signing
            this Registration Statement are part of the Signa-
            ture Pages
 27.1      Financial Data Schedule of the Registrant
 27.2      Financial Data Schedule of Citicasters
 27.3      Financial Data Schedule of Noble

---------------------
(*) Incorporated by reference.
(**) To be filed by Amendment
(+) Management Contracts and Compensatory Arrangements
 (1) Identical Notes were issued by the Company in favor of the following
     Banks:
    The First National Bank of Boston
    Bank of America Illinois
    Bank of Montreal
    The Bank of New York
    The Bank of Nova Scotia
    CIBC, Inc.
    First Bank
    Society National Bank
    Union Bank
   The aggregate principal amount of Revolving A Notes is $190 million. The aggregate principal amount of the Revolving B Notes is $110 million.
 (2) Executed by the following subsidiaries of the Registrant:
    Jacor Broadcasting of Florida, Inc.
    Jacor Broadcasting of Atlanta, Inc.
    Jacor Broadcasting of Knoxville, Inc.
    Jacor Broadcasting of Colorado, Inc.
    Jacor Broadcasting of Tampa Bay, Inc.
    Jacor Broadcasting of St. Louis, Inc.
    Jacor Cable, Inc.
    Georgia Network Equipment, Inc.
    Jacor Broadcasting Corporation
    Broadcast Finance, Inc.
    Chesapeake Securities, Inc.
    OIA Broadcasting L.L.C.
 (3) An identical Primary Pledge Agreement was executed by Jacor Broadcasting of Atlanta, Inc.
 (4) An identical Secondary Pledge Agreement was executed by Jacor Broadcasting of Atlanta, Inc.
 (5) Such notes were issued by the subsidiaries of the Registrant identified in (2) above.
 (6) A substantially similar document was entered into by Jacor Broadcasting of Colorado, Inc. relating to real property located in Douglas County, Colorado.

 (7) A substantially similar document was entered into by Jacor Broadcasting Corporation relating to real property located in Hamilton County, Ohio.

 (8) Substantially similar documents were entered into by Jacor of Tampa Bay, Inc. relating to real property located in Manatee County, Florida and by Jacor Broadcasting of Florida relating to real property located in Duval County, Florida and St. Johns County, Florida.

 (9) Substantially identical documents were entered into with John W. Alexander, F. Philip Handy and Marc Lasry covering 20,000, 30,000 and 10,000 shares of common stock, respectively.

(10) Identical documents were entered into with John W. Alexander, F. Philip Handy and Marc Lasry.

(11) Identical documents were entered into with John W. Alexander, F. Philip Handy, Marc Lasry and Sheli Z. Rosenberg.